

Forward. For all.

2026
Management
Proxy Circular
March 26, 2026 | Magna International Inc.

Discover Magna

As one of the world's largest automotive suppliers, we support automakers across North America, Europe, and China. With operations in 28 countries and nearly seven decades of expertise, we deliver reliable, scalable manufacturing and innovative vehicle systems focused on performance, safety, quality, and consistent excellence.

Learn more

❯ magna.com/company

28 countries, 330 divisions, 50+ customers, 800+ nameplates
Global scale with local execution

Top 3 global supplier
Most customer recognition awards (137) in company history (26% Growth, year over year)

9 consecutive years
Ethisphere's "World's Most Admired Companies"

$64M in energy cost savings since 2024

11 awards in 15 years
Automotive News PACE Innovation and PACEpilot Awards

$681M returned to shareholders
16 consecutive years of dividend increases



A Joint Message from the Chairman and the Chief Executive Officer

Dear Fellow Shareholders,

We are pleased to invite you to Magna's upcoming annual meeting of shareholders, which will be held on Monday, May 4, 2026, at 10:00 a.m. (Eastern time). The Notice of Meeting lists the matters to be addressed at the meeting, with detailed information provided in the management proxy circular that follows.

As you read the circular, we hope that you reflect on the following ways in which Magna's Board and management continued to work diligently in your interest during 2025.

Navigating Complexity with Purpose

The automotive industry continues to evolve in the context of a dynamic geopolitical environment, shifting trade policies and rapid technological change. This complex environment demands execution with agility and purpose — both of which are core to Magna's DNA. For example, in 2025, changing trade policies risked derailing our business plan by adding up to an estimated $250 million of annualized tariff costs for the company. However, Magna's teams executed tariff mitigation plans and worked closely with customers to recover or offset the vast majority of the exposure.

In terms of technology, the industry continues to transition across powertrain architectures at different rates in each of our major markets. Customer programs are being recalibrated as OEMs balance electrification commitments with consumer demand realities. Nevertheless, Magna's diversified product portfolio has been purposefully positioned to serve customers irrespective of where they are in their transition towards electrification.

Delivering on Our Commitments

Despite external uncertainties, Magna delivered strong financial results in 2025, meeting or exceeding our February 2025 Outlook targets across all key financial metrics. We believe this performance validates the company's strategic direction and the deliberate steps that the Board and management are taking to generate long-term value for shareholders.

Capital Discipline and Shareholder Returns

Our commitment to disciplined capital allocation remains a cornerstone of our strategy. During 2025, we invested $1.3 billion in capital expenditures — well below our 2024 level. This enabled targeted investments in our business, as well as the financial flexibility to return $544 million in dividends and $137 million in share repurchases. For the fourth quarter of 2025, the Board increased Magna's quarterly dividend to $0.495 per Common Share, representing the 16th consecutive year of dividend growth.

Investing in Growth and Innovation

Magna continues to invest in supporting new business awards, customers, and technologies. Achievements from 2025 include: scaling global production of our mirror-integrated Driver Monitoring System; launching assembly of XPENG electric vehicles at our Graz, Austria, assembly facility; expanding our footprint with a new eDrive facility in Wuhu, China to support multiple Chinese OEMs; and deepening our collaboration with NVIDIA to advance AI-powered active safety solutions.

Our People and Our Values

None of what Magna accomplished would be possible without the efforts of approximately 156,000 employees worldwide. Their commitment to operational excellence, innovation, and our shared values is the foundation of our performance.

In 2025, Magna was once again recognized as one of Ethisphere's "World's Most Ethical Companies" and one of Fortune's "World's Most Admired Companies." These awards recognize the culture of fairness, accountability, integrity, and entrepreneurialism that has defined Magna for nearly seven decades.

Board Governance and Renewal

The Board is committed to strong governance, diverse perspectives, and ongoing renewal to maintain alignment among the Board's capabilities, the needs of our business, and the challenges of our operating environment. The twelve nominees standing for election at the annual meeting bring the critical skills and experience needed to navigate Magna through a dynamic environment.

One of the Board's current directors — Dr. Indira V. Samarasekera — will reach her tenure limit and retire from the Board at the upcoming annual meeting. Indira has served with distinction as Chair of the Talent Oversight and Compensation Committee and its predecessor committee. We thank Indira for her many important contributions over the past twelve years, including her leadership through a period of significant transformation in our compensation framework and governance practices.

In Closing

Magna's results in 2025 and the opportunities we see ahead are the product of a clear strategy, focused execution, and an exceptional team. Our February 2026 Outlook reflects confidence in the company's ability to build on these factors to drive margin improvement while continuing to invest for profitable future growth.

While navigating an uncertain geopolitical and industry environment, we continue to execute our plans from a position of financial strength, operational discipline, and strategic conviction. The Board and management remain committed to driving long-term value creation for shareholders.

We encourage you to participate in Magna's annual meeting on May 4, 2026. You can submit your vote on the matters detailed in this proxy circular — either by proxy ahead of the meeting, or online during the meeting. We look forward to continuing to engage with you — at the annual meeting and throughout the year — and thank you for your attention to this matter.

Sincerely,

Robert F. MacLellan
Chairman

Swamy Kotagiri
President & Chief Executive Officer

Notice of Annual Meeting of Shareholders

You are receiving this Notice of Magna's Annual Meeting of Shareholders (the "Meeting") since you held Magna Common Shares at the close of business on March 16, 2026. You are entitled to vote your shares at the Meeting, which is being held to:

1. Receive Magna's consolidated financial statements and the reports of an independent registered public accounting firm thereon for the fiscal year ended December 31, 2025;
2. Elect twelve directors;
3. Reappoint Deloitte LLP as our independent auditor and authorize the Audit Committee to fix the independent auditor's remuneration;
4. Vote, in an advisory, non-binding manner, on Magna's approach to executive compensation ("Say on Pay") described in the accompanying Management Information Circular/Proxy Statement (the "Circular"); and
5. Transact any other business that may properly come before the Meeting.

As of the date of this Notice, we are not aware of any business to be addressed at the Meeting other than the four specific items listed above.

The Circular relating to the Meeting contains more information on the matters to be addressed at the Meeting. The section of the Circular titled "How to Vote Your Shares" contains detailed information to help you understand how to vote your shares within the applicable time limits. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion.

Magna has elected to use the Notice and Access rules permitted by Canadian securities regulators to deliver the Circular to both our registered and non-registered shareholders. This means that instead of receiving the Circular by mail, shareholders will receive a written notification with instructions on how to access the Circular online, together with a form of proxy or voting instruction form, as applicable. The Circular is available on our website at magna.com, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov/edgar.

By order of the Board of Directors.

Bassem A. Shakeel
Vice-President, Associate General Counsel and Corporate Secretary

March 26, 2026
Aurora, Ontario

Date
Monday, May 4, 2026

Time
10:00 a.m. (Toronto time)

Place
Virtual-only meeting via live internet webcast online at www. virtualshareholdermeeting.com/ MGA2026

We have opted to hold a **virtual-only meeting,** conducted via live internet webcast, in which all shareholders will have an equal opportunity to participate online regardless of geographic location.

Shareholders can submit questions or comments ahead of the Meeting via ProxyVote.com. Simply visit **www.ProxyVote.com**, enter your Control Number, Vote your Shares and ask your Pre-Meeting Questions.

Ways to Vote

Review your proxy statement and vote in one of four ways:



Via the internet
Visit the website listed on your proxy card



By telephone
Call the telephone number on your proxy card



By mail
Sign, date and return your proxy card in the enclosed envelope

Contents

About the Meeting

This Circular is being provided to you in connection with the Annual Meeting of Magna's shareholders (the "Meeting"), which will be held on Monday, May 4, 2026, commencing at 10:00 a.m. (Toronto time) via live internet webcast online at **www.virtualshareholdermeeting.com/MGA2026**.

Proxy Summary

In this summary, we highlight certain information you will find in various other parts of this management information circular/proxy statement (the "Circular"). This summary does not contain all of the information that you should consider. Please review the entire Circular carefully before casting your vote.

Business of the Meeting

		Board Vote Recommendation	For More Information
1	Receive the audited consolidated financial statements and the reports of the auditor for the year ended December 31, 2025	N/A	Page(s) 1, 11
2	Vote to elect twelve directors for a term of approximately one-year, ending on the date of the next annual meeting	**FOR**	Page(s) 2, 12
3	Vote to reappoint Deloitte LLP as Magna's independent auditor and authorize the Audit Committee to set the independent auditor's remuneration	**FOR**	Page(s) 3, 30
4	Vote on the advisory, non-binding resolution on Magna's approach to executive compensation ("Say on Pay")	**FOR**	Page(s) 4, 32

Financial Statements

Magna's consolidated financial statements for the fiscal year ended December 31, 2025, together with the reports of an independent registered public accounting firm on those statements, will be presented at the Meeting, but no shareholder vote is required in connection with the financial statements. The reports of an independent registered public accounting firm on our financial statements for the fiscal year ended December 31, 2025, and on the effectiveness of our internal controls over financial reporting as of December 31, 2025, were unqualified and without reservation. Both of these items are contained in our 2025 Annual Report, which is available on our website at www.magna.com.

Selected financial results for 2025 are found below. However, we encourage shareholders to review our complete financial statements and the reports of an independent registered public accounting firm thereon.



Sales
U.S. $ millions
2024: 42,836 | 2025: 42,010

Adjusted Diluted EPS
U.S. $
2024: 3.52 | 2025: 2.93

Cash Provided from Operating Activities
U.S. $ millions
2024: 3,634 | 2025: 3,598

Adjusted Return on Invested Capital[1]
2024: 9.5% | 2025: 9.7%

Dividends Paid Per Share
U.S. $
2021: 1.72 | 2022: 1.80 | 2023: 1.84 | 2024: 1.90 | 2025: 1.94

[1] Adjusted Return on Invested Capital is a non-GAAP financial measure. Definitions and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP can be found in the company's Annual Report for the Year Ended December 31, 2025, in the Management's Discussion and Analysis of Results of Operations and Financial Position and the company's current report on Form 6-K dated February 13, 2026. The company's 2025 Annual Report and the company's current report on Form 6-K are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

Election of Directors — 2026 Nominees



Independence
92%
Independent
Non-Independent

Attendance
100%
Attended
Absent

Average Votes For
97%
Votes For
Votes Withheld/Against

Age
1
3
5
3
> 70
66-70
60-65
< 60

Tenure
in years
5
7
10+
5-9
0-4

Diversity*
25%
Diverse
*LGBTQ+ or underrepresented minority in home country

Gender
33%
Male
Female

Nominee Overview

Nominee	Age	Director Since	Tenure Limit	Principal Occupation	Independence[1]	Committee Memberships[2]	Financial Expertise
Mary S. Chan	63	2017	2029	Managing Partner, VectoIQ LLP and Corporate Director	I	GNSC/TC	
Hon. V. Peter Harder, P.C.	73	2020	2029	Canadian Senator and Corporate Director	I	GNSC*/TOCC/TC	
Jan R. Hauser	67	2022	2034	Corporate Director	I	AC/TC	●
Seetarama S. Kotagiri	57	2021	—	President & Chief Executive Officer of Magna	M	—	
Jay K. Kunkel	66	2023	2035	Corporate Director	I	AC/TC	●
Robert F. MacLellan	71	2018	2030	Chairman, Northleaf Capital Partners and Corporate Director	I	Board Chair/TC	●
Mary Lou Maher	65	2021	2033	Corporate Director	I	AC*/TC	●
William A. Ruh	64	2017	2029	Chief Executive Officer, Lifestyle Solutions Real Estate and Corporate Director	I	TC*/TOCC	
Peter Sklar	68	2025	2037	Corporate Director	I	AC/TC	●
Matthew Tsien	65	2023	2035	Corporate Director	I	TOCC/TC	
Dr. Thomas Weber	71	2022	2034	President, acatech and Corporate Director	I	GNSC/TC	
Lisa S. Westlake	64	2019	2031	Corporate Director	I	TOCC/TC	●

Notes:
1 I = Independent; M = Management.
2 The Board has four (4) standing committees: Audit Committee ("AC"); Governance, Nominating and Sustainability Committee ("GNSC"); Technology Committee ("TC"); and Talent Oversight and Compensation Committee ("TOCC"). Asterisk (*) denotes Committee Chair.

Additional information about the Nominees, including their biographies, skills and compensation can be found starting on page 13 of the Circular.

Corporate Governance Overview

Highlights of our approach to corporate governance include:

- Active Board engagement in, and approval of strategy
- Strong oversight of management succession planning
- Environmental, Social and Governance (ESG) oversight
- Active shareholder engagement
- Advance Notice By-Law
- Annual director election; no slate ballots
- Annual Say on Pay vote
- Mandatory deferral of director fees
- Equity maintenance requirement for directors
- Trading blackouts and anti-hedging restrictions
- Commitment to culture of ethics and compliance

- Diverse Nominee skills, expertise and backgrounds
- Board Diversity Policy with gender parity target
- Director tenure limit
- Limitation on director interlocks
- Independent Board Chair
- 100% Independent Directors on all Board committees
- Independent Directors meet without Management
- Rigorous annual Board/Director effectiveness evaluation
- Director orientation and continuing education
- Controls against overboarding
- Majority voting policy; prompt disclosure of vote results

Reappointment of Deloitte LLP as Magna's Independent Auditor



2025 Audit Fees

- 55% Audit
- 36% Audit-related
- 7% Tax
- 2% Other Permitted

91% Audit / Related Fees

>99% 2025 Votes FOR

12 Fiscal Yrs as auditor

Deloitte LLP ("Deloitte"), an Independent Registered Public Accounting Firm, was first appointed Magna's independent auditor on May 8, 2014 and has audited Magna's consolidated financial statements for the fiscal years ended December 31, 2014 and after. Deloitte reports directly to the Audit Committee, which assesses its independence, oversees its work, evaluates its performance and sets its compensation.

The Audit Committee believes that Deloitte provides value to Magna's shareholders through its methodical, independent challenge to Magna's external financial reporting. Deloitte's audit approach is based on an audit risk assessment, which is continuously updated throughout the year. Audit risks identified in the risk assessment are addressed through tailored audit procedures that reflect Deloitte's understanding of Magna-specific factors as well as the general business environment in which Magna operates. The firm's communications to the Audit Committee demonstrate strong audit quality, professional skepticism and innovation in the audit, including through the effective use of data analytics. The Audit Committee is satisfied that Deloitte's integrated audit team consists of audit professionals and specialists who are qualified and experienced to provide audit services in the regions in which Magna operates. The firm has demonstrated a commitment to promoting a learning culture within its own team and sharing the firm's insights, perspectives and best practices with the Audit Committee, the Board, internal audit, as well as management and Magna's finance teams.

Additional information about Deloitte, including their independence, services and fees can be found starting at page 30 of the Circular.

Say on Pay / Executive Compensation

Magna's executive compensation system seeks to promote effective decision-making through balanced incentives, with the goal of driving achievement of the following critical objectives:



Driving Execution of and Accountability for Our Strategic and Business Plans
We seek to reinforce disciplined, effective decision-making by aligning incentives with profitable growth, strong free cash flow generation, and efficient capital allocation that drives the achievement of our business and strategic plans. Short-term incentives are directly tied to business plan metrics that remain largely within the control of Executive Management to promote execution and accountability, while the majority of mid- and long-term incentives are performance-conditioned and vest over multiple years to encourage an ownership mentality.



Rewarding Superior Performance with Superior Compensation
We operate a complex business in an intensely competitive, global automotive manufacturing industry that continues to rapidly evolve. In this context, we recognize that downside risks are more likely than upside opportunities. Our approach to executive compensation recognizes this reality and is built on a belief that superior performance should be rewarded with superior compensation outcomes.



Creating Long-Term Shareholder Value
Magna has a proven history of delivering significant value to shareholders over the long-term. Our executive compensation system is designed to enable resilience by rewarding the maintenance of a strong balance sheet and incenting behaviours that drive value-creation throughout market cycles.



Supporting the Attraction, Motivation and Retention of Top Leadership Talent
We cannot achieve our strategic and business plans, generate superior performance, or harness the power of One Magna to create long-term value without world-class leadership. Accordingly, our compensation system has been structured to support our ability to attract, motivate, and retain top leadership talent.

A summary of the incentives we use to achieve these objectives can be found below:

	Short-Term (1-year)			Mid-Term (3-years)		Long-Term (7-years)
	Base Salary	Performance Cash (STIs)		Performance Equity (MLTIs)		
	Fixed	Adjusted EBIT	Free Cash Flow	ROIC PSUs	rTSR PSUs	Stock Options
Purpose	Compensation for day-to-day responsibilities.	Incents profit-focused decision-making and the achievement of our business plan.	Incents effective working capital and efficient capital expenditure management.	Incents capital efficient value-creation over the mid-term.	Rewards mid-term market outperformance relative to peers competing for investment capital.	Incents absolute share price appreciation.
Features	At or below-market salaries. Generally not adjusted annually.	Fully "at-risk" with payouts ranging from 0-200%. Paid out in cash.		Fully "at-risk" with payouts ranging from 0-200% of the number of PSUs granted. Redeemed by delivery of Magna Common Shares.		Vest over 3-years.

2025 CEO Compensation

Compensation in 2025 for Magna's CEO, Seetarama S. Kotagiri, consisted of a below-market base salary, an Adjusted EBIT and Free Cash Flow based STI, as well as MLTIs tied to value-creation on both an absolute basis and relative to industry peers. Mr. Kotagiri's proportions of his $17.5 million target TDC represented by fixed and performance conditioned compensation, were 7% and 93% respectively.

	Proportion of Target TDC (%)	Target TDC ($)	Actual/GDFV ($)		Performance as of December 31, 2025
Base Salary	7	1,250,000	1,250,000		—
STIs (Cash)					
Adj. EBIT (75%)	20	3,565,000	4,367,000	Actual	122.5% payout
Free Cash Flow (25%)	7	1,185,000	2,370,000		200.0% payout
MLTIs (Equity)					
ROIC (40%)	26	4,600,000	4,600,000	GDFV[(1)]	Tracking above target
rTSR (20%)	13	2,300,000	2,300,000		Tracking above Target
Stock Options (40%)	26	4,600,000	4,600,000		In the money
Total	100	17,500,000	19,487,000		

[1] GDFV means Grant Date Fair Value

In-line with compensation governance best practices, the TOCC engaged its independent compensation advisor to perform a "realized/realizable" compensation analysis of Mr. Kotagiri's 2025 compensation to assist the TOCC in assessing pay outcomes. Realized/realizable compensation provides an indication of how the different elements of compensation are actually performing as of a point in time — in this case, December 31, 2025. The graph below shows realized and realizable compensation values for 2025, relative to actual TDC, which includes base salary, actual STI earned and target MLTI values.

2023 – 2025 CEO Realized/Realizable Compensation

This graph demonstrates that realized/realizable values for Mr. Kotagiri's STIs and MLTIs exceeded targets on Magna's strong performance in 2025. This is reflective of an executive compensation system that is sensitive to operating performance and the shareholder experience. Please refer to the CD&A later in this Circular for a full discussion of 2025 realized/realizable compensation.

Pay for Performance

The Say on Pay vote at the Meeting represents your opportunity to express your view as to whether the company's approach to executive compensation generates outcomes that are justified by Magna's performance. In light of the alignment between pay and performance as depicted in the graph below, the TOCC is satisfied that compensation outcomes are reasonably aligned with performance.



Voting Information

Record Date
March 16, 2026, is the record date for the Meeting (the "Record Date"). Only holders of our Common Shares as of the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Outstanding Shares, Votes and Quorum
As of the Record Date, 276,429,106 Magna Common Shares were issued and outstanding. Each Magna Common Share is entitled to one vote. A quorum of shareholders is needed to hold the Meeting and transact business. Under our by-laws, quorum means at least two persons holding, or representing by proxy, at least 25% of our outstanding Common Shares.

Principal Shareholders
To our knowledge, the only shareholder that beneficially owns or exercises control or direction, directly or indirectly, of 10% or more of Magna's Common Shares which were outstanding as at the Record Date is Pzena Investment Management, LLC.



■ Public
■ Pzena Investment Management, LLC
■ North American and European DPSPs
■ Directors/Executive Officers

Shareholder Group	Number of Shares	Percentage of Shares
Public Shareholders	232,475,246	84%
Pzena Investment Management, LLC[2]	29,113,582	11%
Magna Directors and Executive Officers (N = 20)	516,591	<1%
Magna Employee Deferred Profit Sharing Plans (Canada, U.S., Europe)[1]	14,323,687	5%

Notes:
[1] To the best of our knowledge, all of these shares will be voted FOR the election of directors, the re-appointment of the auditor, and the "Say on Pay" advisory resolution.
[2] Information about Pzena Investment Management, LLC ("Pzena") is based on publicly filed information, as of February 2, 2026, and reflects Common Shares held by Pzena and other companies affiliated with it on behalf of funds and accounts over which it has discretionary trading authority. Pzena is an investment manager, the clients of which have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds from the sale of these Common Shares. To the best of our knowledge, no interest of any one of such client relates to more than 5% of Magna's Common Shares.

Individual Voting
At the Meeting, shareholders will vote for each nominee for election to the Board, individually. We do not use slate voting.

Majority Voting
We maintain a majority voting policy, which is described under "Corporate Governance", and each nominee for election to the Board has agreed to abide by such policy.

Voting Results
Detailed voting results will be promptly disclosed in a press release issued and filed on the Meeting date.

You may request a paper copy of the Circular, at no cost, up to one year from the date the Circular was filed on SEDAR+. You may make such a request at any time prior to or following the Meeting by contacting Broadridge at 1-877-907-7643 (Toll Free for Registered Shareholders and Non-Registered/Beneficial Shareholders — North America) or Direct 1-303-562-9305 (English) / 1-303-562-9306 (French) (Other countries) and follow the instructions. Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by email.

How To Vote Your Shares

Your Vote Is Important	Your vote is important. This Circular tells you who can vote, what you will be voting on and how to vote. Please read the information below to ensure your shares are properly voted. Since the Meeting is being held as a virtual-only meeting, there are differences in how the Meeting will be conducted compared to an in-person meeting. However, shareholders will have an equal opportunity to participate at the meeting online, regardless of geographic location. This means that shareholders attending online will have the opportunity to ask questions and vote in real-time. All shareholders are encouraged to cast their votes in advance by proxy as described below.
Registered vs. Non-Registered Shareholder	How you vote your shares depends on whether you are a **registered shareholder** or a **non-registered shareholder**. In either case, there are different ways to vote, but shareholders will <u>not</u> be able to attend the Meeting and vote in person since it will be a virtual-only meeting. **Registered Shareholder:** You are a registered shareholder if you hold one or more share certificates that indicate your name and the number of Magna Common Shares that you own. As a registered shareholder, you will receive a form of proxy from Broadridge Investor Communications Corporation representing the shares you hold. If you are a registered shareholder, refer to "How to Vote — Registered Shareholders". **Non-Registered Shareholder:** You are a non-registered shareholder if a securities dealer, broker, bank, trust company or other nominee holds your shares for you, or for someone else on your behalf. As a non-registered shareholder, you will most likely receive a Voting Instruction Form from Broadridge Investor Communications Corporation, although in some cases you may receive a form of proxy from the securities dealer, broker, bank, trust company or other nominee holding your shares. If you are a non-registered shareholder, refer to "How to Vote — Non-Registered Shareholders".
Proxies Are Being Solicited by Management	**Management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponement(s) thereof) to be held at the time set out in the accompanying Notice of Annual Meeting.** We will bear all costs incurred in connection with Management's solicitation of proxies, including the cost of preparing and delivering this Circular and accompanying materials. In addition to the use of mail and email, some of our officers and employees may (for no additional compensation) also directly solicit proxies by phone, fax or other electronic methods. Banks, brokerage houses and other custodians, nominees or fiduciaries will be requested to forward proxy solicitation material to the persons on whose behalf they hold Magna shares and to obtain authorizations for the execution of proxies. These institutions will be reimbursed for their reasonable expenses in doing so.

**These securityholder materials are being sent to both registered
and non-registered owners of Magna Common Shares.**

HOW TO VOTE — REGISTERED SHAREHOLDERS

If you are a registered shareholder, you may vote either by proxy or by completing an online ballot during the Meeting.

Submitting Votes by Proxy

There are four ways to submit your vote by proxy:

 smartphone   internet   mail   telephone

The form of proxy contains instructions for each of these methods.

If you are voting by smartphone, internet or telephone, you will need the pre-printed Control Number on your form of proxy.

A proxy submitted by mail must be in writing, dated the date on which you signed it and be signed by you (or your authorized attorney). If such a proxy is being submitted on behalf of a corporate shareholder, the proxy must be signed by an authorized officer or attorney of that corporation. If a proxy submitted by mail is not dated, it will be deemed to bear the date on which it was sent to you.

If you are voting your shares by proxy, you must ensure that your completed, signed and dated proxy form or your smartphone, internet or telephone vote is **received by Broadridge Investor Communications not later than 5:00 p.m. (Toronto time) on April 30, 2026**. If the Meeting is adjourned or postponed, you must ensure that your completed and signed proxy form or your smartphone, internet or telephone vote is received by Broadridge not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting.

Appointment of Proxyholder

Unless you specify otherwise or appoint a proxyholder, the Magna officers whose names are pre-printed on the form of proxy will vote your shares:

- **FOR** the election to the Magna Board of Directors of all twelve nominees named in this Circular;

- **FOR** the reappointment of Deloitte LLP as Magna's independent auditor and the authorization of the Audit Committee to fix the independent auditor's remuneration;

- **FOR** the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

You have the right to appoint someone else (who need not be a shareholder) as your proxyholder; however, if you do, that person must vote your shares on your behalf during the Meeting. To appoint someone else as your proxyholder, insert the person's name in the space provided on the form of proxy and provide an appointee identification number as indicated.

HOW TO VOTE — NON-REGISTERED SHAREHOLDERS

If you are a non-registered shareholder, the intermediary holding on your behalf (and not Magna) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Submitting Voting Instructions

There are four ways to submit your vote by Voting Instruction Form:

 smartphone   internet   mail   telephone

The Voting Instruction Form contains instructions for each of these methods.

If you are a non-registered shareholder and have received a Voting Instruction Form from Broadridge Investor Communications, you must complete and submit your vote by smartphone, internet, mail or telephone, in accordance with the instructions on the form.

Your completed, signed and dated Voting Instruction Form or your smartphone, internet or telephone vote must be **received by Broadridge not later than 5:00 p.m. (Toronto time) on April 30, 2026**. If the Meeting is adjourned or postponed, you must ensure that your completed, signed and dated Voting Instruction Form or your smartphone, internet or telephone vote is received by Broadridge not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. If a Voting Instruction Form submitted by mail or fax is not dated, it will be deemed to bear the date on which it was sent to you.

Additionally, Magna may use Broadridge's QuickVote™ service to assist beneficial shareholders with voting their shares. Broadridge will tabulate the results of all the instructions received and then provide the appropriate instructions for such shares to be represented at the Meeting.

In some cases, you may have received a form of proxy instead of a Voting Instruction Form, even though you are a non-registered shareholder. Such a form of proxy will likely be stamped by the securities dealer, broker, bank, trust company or other nominee or intermediary holding your shares and be restricted as to the number of shares to which it relates. In this case, you must complete the form of proxy and submit it to Broadridge as described to the left under "How to Vote — Registered Shareholders — Submitting Votes By Proxy".

If you choose to vote by proxy, you are giving the person (referred to as a "proxyholder") or people named on your form of proxy the authority to vote your shares on your behalf at the Meeting (including any adjournment or postponement of the Meeting).

HOW TO VOTE —
REGISTERED SHAREHOLDERS (cont'd)

Appointment of Proxyholder (cont'd)

You may indicate on the form of proxy how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you do not specify on the form of proxy how you want your shares to be voted, your proxyholder will have the discretion to vote your shares as they see fit.

The form of proxy accompanying this Circular gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters that may properly come before the Meeting (including any adjournment or postponement of the Meeting). As of the date of this Circular, we are not aware of any amendments, changes or other matters to be addressed at the Meeting.

Voting Online During the Meeting

The Meeting will be held virtually via internet webcast. As a registered shareholder, you or your duly appointed proxyholder, will be able to cast votes and ask questions during the Meeting. To do so, you or your duly appointed proxyholder can access the Meeting **on May 4, 2026, at 10:00 am (Toronto time)** by visiting **www.virtualshareholdermeeting.com/MGA2026**. To participate in the Meeting, registered shareholders will need the control number pre-printed on the form of proxy. Duly appointed proxyholders will need the appointee identification number provided in the form of proxy by the registered holder of the shares being represented.

If you vote online during the Meeting and had previously completed and returned your form of proxy, your proxy will be automatically revoked and any votes you cast on a poll at the Meeting will count.

Revoking a Vote Made by Proxy

You have the right to revoke a proxy by **ANY** of the following methods:

- Vote again by phone, internet or smartphone not later than 5:00 p.m. (Toronto time) on April 30, 2026 (or not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting);

- Deliver by mail another completed and signed form of proxy, dated later than the first form of proxy, such that it is received by Broadridge not later than 5:00 p.m. (Toronto time) on April 30, 2026 (or not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting);

- Deliver to us at the following address a signed written notice revoking the proxy, provided it is received not later than 5:00 p.m. (Toronto time) on May 1, 2026 (or not later than 5:00 p.m. on the last business day prior to the date of the adjourned or postponed Meeting):

    Magna International Inc.
    337 Magna Drive
    Aurora, Ontario, Canada L4G 7K1
    Attention: Corporate Secretary

HOW TO VOTE —
NON-REGISTERED SHAREHOLDERS (cont'd)

Voting Online During the Meeting

If you have received a Voting Instruction Form and wish to vote online during the Meeting, you must first appoint yourself as a proxyholder by completing, signing and returning the Voting Instruction Form or completing the equivalent electronic form online, in each case, and **returning it to Broadridge not later than 5:00 pm (Toronto time) on April 30, 2026.**

If you have received a form of proxy and wish to vote online during the Meeting, you must insert your name in the blank space provided on the form of proxy. If you are voting your shares by proxy, you must ensure that your completed and signed proxy form or your phone or internet or smartphone vote is **received by Broadridge not later than 5:00 p.m. (Toronto time) on April 30, 2026.**

If the Meeting is adjourned or postponed, you must ensure that your completed and signed Voting Instruction Form (or equivalent electronic form online) is received by Broadridge not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting.

The Meeting will be held virtually via internet webcast. As a non-registered shareholder who has duly appointed yourself or someone else as proxyholder, you or your duly appointed proxyholder will be able to cast votes and ask questions during the Meeting. To do so, you or your duly appointed proxyholder can access the Meeting **on May 4, 2026, at 10:00 am (Toronto time)** by visiting **www.virtualshareholdermeeting.com/MGA2026**. To participate in the Meeting, you will need the appointee identification number provided in the voting instruction form for the shares being represented.

If you have not appointed yourself as a proxyholder in accordance with the instructions on your Voting Instruction Form, you can participate in the Meeting as a guest. Guests will be able to listen to the Meeting proceedings, but will not be able to vote or ask questions.

Revoking a Voting Instruction Form or Proxy

If you wish to revoke a Voting Instruction Form or form of proxy for any matter on which a vote has not already been cast, you must contact your securities dealer, broker, bank, trust company or other nominee or intermediary (for a form of proxy sent to you by such intermediary) and comply with any applicable requirements relating to the revocation of votes made by Voting Instruction Form or proxy.

Business of the Meeting

1. Financial Statements

Magna's consolidated financial statements for the fiscal year ended December 31, 2025, together with the reports of an independent registered public accounting firm on those statements, will be presented at the Meeting. No shareholder vote is required in connection with the foregoing. The reports of an independent registered public accounting firm on our financial statements for the fiscal year ended December 31, 2025, and on the effectiveness of our internal controls over financial reporting as of December 31, 2025, were unqualified and without reservation. Both of these items are contained in our 2025 Annual Report, which is available on our website at www.magna.com.

Selected financial results for 2025 are found below. However, we encourage shareholders to review our complete financial statements and the reports of an independent registered public accounting firm thereon.



Sales	Adjusted Diluted EPS	Cash Provided from Operating Activities	Adjusted Return on Invested Capital[1]	Dividends Paid Per Share
U.S. $ millions	U.S. $	U.S. $ millions		U.S. $
2024: 42,836 / 2025: 42,010	2024: 3.52 / 2025: 2.93	2024: 3,634 / 2025: 3,598	2024: 9.5% / 2025: 9.7%	2021: 1.72 / 2022: 1.80 / 2023: 1.84 / 2024: 1.90 / 2025: 1.94

[1] Adjusted Return on Invested Capital is a non-GAAP financial measure. Definitions and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP can be found in the company's Annual Report for the Year Ended December 31, 2025, in the Management's Discussion and Analysis of Results of Operations and Financial Position and the company's current report on Form 6-K dated February 13, 2026. The company's 2025 Annual Report and the company's current report on Form 6-K are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

2. Election of Directors

In this Section

Nominee Summary



Independence — 92% — ■ Independent ■ Non-Independent

Attendance — 100% — ■ Attended ■ Absent

Average Votes For — 97% — ■ Votes For ■ Votes Withheld/Against

Age — 1, 3, 5, 3 — ■ > 70 ■ 66-70 ■ 60-65 ■ < 60

Tenure in years — 5, 7 — ■ 10+ ■ 5-9 ■ 0-4

Diversity* — 25% — ■ Diverse *LGBTQ+ or underrepresented minority in home country

Gender — 33% — ■ Male ■ Female

The Board recommends that you vote <u>FOR</u> each of the 12 nominees.

Nominee Overview

Nominee	Age	Director Since	Tenure Limit	Principal Occupation	Committee Memberships[1]				Financial	
					AC	GNSC	TC	TOCC	Literacy	Expertise
Mary S. Chan Independent	63	2017	2029	Managing Partner, VectoIQ LLP and Corporate Director		●	●		●	
Hon. V. Peter Harder, P.C. Independent	73	2020	2029	Canadian Senator and Corporate Director		**C**	●	●	●	
Jan R. Hauser Independent	67	2022	2034	Corporate Director	●		●		●	●
Seetarama S. Kotagiri Non-Independent	57	2021	—	President & Chief Executive Officer of Magna					●	
Jay K. Kunkel Independent	66	2023	2035	Corporate Director	●		●		●	●
Robert F. MacLellan Independent Board Chair	71	2018	2030	Chairman, Northleaf Capital Partners and Corporate Director			●		●	●
Mary Lou Maher Independent	65	2021	2033	Corporate Director	**C**		●		●	●
William A. Ruh Independent	64	2017	2029	Chief Executive Officer, Lifestyle Solutions Real Estate and Corporate Director			**C**	●	●	
Peter Sklar Independent	68	2025	2037	Corporate Director	●		●		●	●
Matthew Tsien Independent	65	2023	2035	Corporate Director			●	●	●	
Dr. Thomas Weber Independent	71	2022	2034	President, acatech and Corporate Director		●	●		●	
Lisa S. Westlake Independent	64	2019	2031	Corporate Director			●	●	●	●

Note:
[1] The Board has four (4) standing committees: Audit Committee ("AC"); Governance, Nominating and Sustainability Committee ("GNSC"); Technology Committee ("TC"); and Talent Oversight and Compensation Committee ("TOCC"). Every Independent Director sits on the Technology Committee. **C** denotes Committee Chair.

Board Overview

Board's Role

Directors are elected by shareholders to act as stewards of the company. The Board is Magna's highest decision-making body, except to the extent certain rights have been reserved for shareholders under applicable law or Magna's articles of incorporation or by-laws. Among other things, the Board is responsible for appointing our Chief Executive Officer, overseeing Management, shaping and overseeing implementation of our long-term strategy, satisfying itself that material risks are being managed appropriately, reviewing and approving financial statements, establishing our systems of corporate governance and executive compensation, as well as overseeing our corporate culture. In fulfilling their duties, directors are required under applicable law to act in the best interests of the company.

2026 Nomination Process

All twelve nominees for election at the Meeting were elected at our 2025 annual meeting of shareholders and have been nominated for re-election based on factors discussed below. One current director who was elected at the 2025 annual meeting, Dr. Indira V. Samarasekera, has reached her term limit and will retire from the Board at the Meeting.

	Director Name	
Re-election	Mary S. Chan	Mary Lou Maher
	Hon. V. Peter Harder	William A. Ruh
	Jan R. Hauser	Peter Sklar
	Seetarama S. Kotagiri (CEO)	Matthew Tsien
	Jay K. Kunkel	Dr. Thomas Weber
	Robert F. MacLellan (Board Chair)	Lisa S. Westlake
Retiring	Dr. Indira V. Samarasekera	

In recommending to the Board the twelve nominees, the GNSC considered a number of factors including:

- nominees' respective skills, expertise, and experience in relation to Magna's business and corporate strategy;

- the diversity of backgrounds and experiences that would be represented across the Board if all nominees are elected;

- feedback from the annual Board effectiveness evaluation process, which incorporates both a self-evaluation and a peer review process; and

- individual voting results from the 2025 annual meeting of shareholders.

The GNSC and the Board are confident that each of the twelve nominees:

- exceeds the minimum requirements set out in our Board Charter and the *Business Corporations Act* (Ontario) ("OBCA");

- has skills, experience and expertise that provide the Board with the necessary insight to effectively carry out its mandate; and

- will, if elected, provide responsible oversight as a steward of the company, including prudent oversight of Management.

The "Details of the 2026 Nominees" section which follows contains information regarding nominees' independence, skills, expertise and other relevant information that you should consider in casting your vote.

Unless otherwise instructed, the Magna officers whose names have been pre-printed on the form of proxy or Voting Instruction Form intend to vote <u>FOR</u> each such nominee.

Details of the 2026 Nominees

Nominee Independence

Eleven out of twelve, or 92%, of the nominees for election at the Meeting have been affirmatively determined to be independent.

Nominee	Independent	Management	Basis for Determination
Mary S. Chan	●		No material relationship
Hon. V. Peter Harder	●		No material relationship
Jan R. Hauser	●		No material relationship
Seetarama S. Kotagiri		●	President & CEO
Jay K. Kunkel	●		No material relationship
Robert F. MacLellan	●		No material relationship
Mary Lou Maher	●		No material relationship
William A. Ruh	●		No material relationship
Peter Sklar	●		No material relationship
Matthew Tsien	●		No material relationship
Dr. Thomas Weber	●		No material relationship
Lisa S. Westlake	●		No material relationship

Nominees' Meeting Attendance

Independent Directors are expected to attend all Board meetings, as well as all meetings of standing Committees on which they serve, and are welcome to attend any other Committee meetings. However, we recognize that scheduling conflicts are unavoidable from time to time, particularly in the first year of a director's tenure, and also where meetings are called on short notice. Our Board Charter requires Directors to attend a minimum of 75% of regularly scheduled Board and applicable standing Committee meetings, except where an absence is due to medical or other valid reason. Magna's Chief Executive Officer does not serve as a member of any Board Committee, but typically attends most or all Committee meetings. The Board Chair serves as a member of the Technology Committee, which is a committee of all the Independent Directors. Although the Board Chair does not serve on any other standing committees, he typically attends most or all committee meetings. The twelve nominees who served on the Board during 2025 achieved 100% attendance at all Board and applicable Committee meetings as set forth below.

Nominee	BOARD (#)	AUDIT (#)	GNSC (#)	TOCC (#)	TECH (#)	TOTAL (#)	TOTAL (%)
Mary S. Chan	6/6	—	5/5	—	5/5	16/16	100
Hon. V. Peter Harder	6/6	—	5/5	2/2	5/5	18/18	100
Jan R. Hauser	6/6	6/6	—	—	5/5	17/17	100
Seetarama S. Kotagiri	6/6	—	—	—	—	6/6	100
Jay K. Kunkel	6/6	6/6	—	—	5/5	17/17	100
Robert F. MacLellan	5/5	—	—	—	4/4	9/9	100
Mary Lou Maher	6/6	6/6	—	—	5/5	17/17	100
William A. Ruh	6/6	—	—	8/8	5/5	19/19	100
Peter Sklar	5/5	5/5	—	—	4/4	14/14	100
Matthew Tsien	6/6	—	—	8/8	5/5	19/19	100
Dr. Thomas Weber	6/6	—	5/5	—	5/5	16/16	100
Lisa S. Westlake	6/6	—	—	8/8	5/5	19/19	100

2025 Annual Meeting Vote Results

Each of the nominees standing for re-election received a substantial majority of votes "for" their election at our 2025 annual meeting of shareholders, as set forth in the table below.

Nominee	2025	
	Votes FOR (%)	Votes WITHHELD (%)
Mary S. Chan	98.0	2.0
Hon. V. Peter Harder	98.6	1.4
Jan R. Hauser	99.5	0.5
Seetarama S. Kotagiri	99.5	0.5
Jay K. Kunkel	99.5	0.5
Robert F. MacLellan	99.1	0.9
Mary Lou Maher	99.6	0.4
William A. Ruh	88.3	11.7
Peter Sklar	99.9	0.1
Matthew Tsien	88.3	11.7
Dr. Thomas Weber	99.0	1.0
Lisa S. Westlake	88.3	11.7

Nominees' Equity Ownership

We believe it is important that each director be economically aligned with shareholders. We try to achieve such alignment in two principal ways:

- **Equity Maintenance Requirement:** Each director-at-large is required to hold a minimum of $825,000 of Magna Common Shares and/or Deferred Share Units ("DSUs") within five years of joining the Board. Each Committee Chair is required to hold a minimum of $900,000 of Magna Common Shares and/or DSUs within five years of joining the Board. The Board Chair is required to hold a minimum of $1,500,000 of Magna Common Shares and/or DSUs within three years of becoming Chair. In assessing compliance with these requirements, we consider the value of any Magna Common Shares held by a director, together with the aggregate value of deferred compensation in the form of retainers and fees, excluding accrued dividend equivalents and without reference to increases or decreases in the market value of such compensation.

- **Mandatory Deferral of Compensation:** Until the equity maintenance requirement has been achieved, a minimum of 60% of a director's annual retainer is paid in the form of DSUs. Once a director has achieved the minimum equity maintenance requirement, a minimum of 40% is automatically deferred in the form of DSUs, subject to the director's election to defer a greater amount. DSUs are notional units, the value of which is tied to the market value of our Common Shares. The value represented by a director's DSUs can only be realized following their departure from the Board and remains "at risk" until that time.

Taking into account the five-year period in which to accumulate the minimum required value of Common Shares and DSUs, each of Magna's nominees complies with or exceeds the minimum equity maintenance requirement.

Holdings by each nominee of Magna Common Shares and/or DSUs, together with the status of compliance with the equity maintenance requirement and the "at-risk" value of their equity as of the Record Date are set forth in the table below.

Nominee	Common Shares (#)	DSUs (#)	Total Equity "At-Risk"[2] ($)	Equity Maintenance Requirement Status[1]
Mary S. Chan	—	49,782	2,791,000	Exceeds
Hon. V. Peter Harder	—	37,993	2,130,000	Exceeds
Jan R. Hauser	—	21,384	1,199,000	Exceeds
Seetarama S. Kotagiri	285,145	406,319[3]	38,763,000	Exceeds
Jay K. Kunkel	—	10,968	615,000	Complies
Robert F. MacLellan	—	66,029	3,702,000	Exceeds
Mary Lou Maher	500	23,388	1,339,000	Exceeds
William A. Ruh	—	54,794	3,072,000	Exceeds
Peter Sklar	—	8,023	450,000	Complies
Matthew Tsien	—	10,968	615,000	Complies
Dr. Thomas Weber	—	26,424	1,481,000	Exceeds
Lisa S. Westlake	2,000	22,483	1,373,000	Exceeds

Notes:

[1] "Complies" signifies a director who is within their first five years of tenure and accumulating equity value to achieve the minimum equity requirement.

[2] In calculating the value of total equity at risk, we have used the closing price of Magna Common Shares on the NYSE on the Record Date.

[3] Represents ROIC PSUs and rTSR PSUs (at target), but excludes TFG PSUs.

Nominee Skills and Expertise

The GNSC seeks to recruit candidates who reflect a diversity of skills, experience, perspectives and backgrounds that are relevant to Magna's business. While the specific mix may vary from time to time and alternative categories may be considered in addition to or instead of those below, the following skills matrix lists the types of experience generally sought by the GNSC and includes each nominee's self-assessed ranking of their experience level for each item.

Skills and Experience	Mary S. Chan	Hon. V. Peter Harder	Jan R. Hauser	Seetarama S. Kotagiri	Jay K. Kunkel	Robert F. MacLellan	Mary Lou Maher	William A. Ruh	Peter Sklar	Matthew Tsien	Dr. Thomas Weber	Lisa S. Westlake
Accounting/Audit	○	◗	●	○	◗	●	●	◗	●	◗	○	◗
Automotive	●	○	○	●	●	◗	○	○	●	●	●	○
Cybersecurity	◗	◗	◗	○	○	○	◗	●	○	○	◗	◗
Environmental, Social and Governance ("ESG")	○	●	◗	○	◗	●	●	◗	◗	○	◗	◗
Finance/Financial Advisory	○	◗	●	◗	●	●	●	◗	●	○	○	●
Governance/Board	◗	●	●	◗	●	●	●	●	◗	◗	◗	●
High-Growth Markets	●	●	◗	●	●	○	○	◗	○	●	◗	●
Large Cap Company	●	●	●	●	●	●	●	●	●	●	◗	●
Legal/Regulatory/Public Policy	○	●	◗	○	●	◗	◗	◗	◗	◗	○	●
Mergers & Acquisitions ("M&A")	◗	○	●	●	●	●	◗	◗	◗	◗	◗	●
R&D/Innovation/Technology	●	◗	○	●	●	○	○	●	○	●	●	◗
Risk Oversight	◗	●	●	◗	◗	●	●	●	◗	◗	●	●
Senior/Executive Leadership	●	●	●	●	●	●	●	●	◗	●	●	●
Strategy Development	●	●	●	●	●	●	●	●	●	●	●	●
Talent Management Compensation	●	●	●	●	●	●	●	●	◗	●	●	●

Legend

● Significant Expertise/Experience

◗ Strong Familiarity

○ General Understanding

Definitions

Accounting/Audit: technical expertise with financial statements and financial reporting matters; understanding of critical accounting policies, technical issues relevant to the internal and external audit, as well as internal controls.

Automotive: practical experience with automobile manufacturers or suppliers; solid understanding of industry dynamics on a global or regional basis; knowledge of automotive/industrial manufacturing; or experience in comparable capital-intensive manufacturing industries.

Cybersecurity: an understanding of digital, data management, technology and/or cyber security issues in large, complex enterprises; and/or experience in cybersecurity oversight, including cybersecurity frameworks, risk mitigation strategies and controls.

Environmental, Social and Governance ("ESG"): sophisticated understanding of environment/climate change, as well as social issues, including human rights and supply chain; ESG governance/oversight; and/or general familiarity with ESG regulatory requirements and reporting frameworks.

Finance/Financial Advisory: senior financial management roles and/or financial advisory roles; expertise related to capital allocation, capital structure or capital markets.

Governance/Board: sophisticated understanding of corporate governance practices and norms; prior board experience; expertise with stakeholder management or engagement.

High-Growth Markets: a track record of operational success or other experience in markets other than North America and Western Europe, such as China.

Large Cap Company: board, management and/or other applicable experience with companies that have a market capitalization in excess of $10 billion.

Legal/Regulatory/Public Policy: experience with legal and regulatory compliance oversight; experience in relevant areas of government or public policy.

Mergers & Acquisitions ("M&A"): management or board-level experience with complex M&A in different industries and/or different geographic regions.

R&D/Innovation/Technology: domain expertise and skill in technology/innovation; practical experience with technological transformation and disruption.

Risk Oversight: practical expertise in risk governance, including enterprise risk management frameworks; knowledge/understanding of risk monitoring and mitigation.

Senior/Executive Leadership: demonstrated track record of leadership, mature judgement, operating success and value creation in complex organizations and/or in progressively challenging roles.

Strategy Development: board, senior management and/or other experience in strategy development, analysis or oversight.

Talent Management/Compensation: hands-on experience developing, managing, compensating and motivating employees.

Biographies of the 2026 Nominees



Mary S. Chan, MSc
Independent
Arizona, U.S.A.

Age: 63

Tenure: ~9 years

Committees:
GNSC, Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Result: >98%

Ms. Chan brings to the Board extensive experience in connected cars, autonomous and semi-autonomous vehicles, as well as demonstrated executive leadership success in the mobility communications infrastructure, products and services industry.

Ms. Chan is currently the Managing Partner of VectoIQ LLP (since 2015), an advisory firm in developing transportation and new mobility solutions. Recently, she also served as the Chief Operating Officer of Nikola Corporation (October 2023 – April 2025), a hydrogen truck manufacturer. Ms. Chan served as President, Global Connected Consumer & OnStar Service of General Motors Company (2012 – 2015), where she was responsible for building the next generation of connected vehicle product and services. At GM, Ms. Chan led the industry-first launch of 4G LTE connectivity across GM's global brands in the U.S., China, Europe and Mexico. Ms. Chan was also previously Senior VP & General Manager, Enterprise Mobility Solutions & Services, Dell Inc. (2009 – 2012), and had progressive executive roles, including Executive VP Wireless Network Business Unit, at Alcatel-Lucent Inc. (1996 – 2009). Ms. Chan holds B.Sc. and M.Sc. degrees in Electrical Engineering (Columbia).

Significant Expertise/Experience

Automotive, High-Growth Markets, Large Cap Company, R&D/Innovation/Technology, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

SBA Communications Corporation (Compensation,Governance & Nomination)

Ms. Chan was the Chief Operating Officer of Nikola Corporation ("Nikola") when it filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on February 19, 2025. Ms. Chan completed her position as Chief Operating Officer in April 2025.

Total 2025 Compensation	Equity-at-risk (Record Date)
$299,000	$2,791,000



Hon. V. Peter Harder,
P.C., LLD
Independent
Ontario, Canada

Age: 73

Tenure: 6+ years

Committees:
GNSC (Chair), TOCC, Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Result: >98%

Mr. Harder, who previously served on our Board from May 2012 to March 2016, brings to the Board a Canadian-centred, globally aware perspective that draws upon his extensive experience in foreign affairs and international trade.

Mr. Harder currently serves as a member of the Senate of Canada and was the first independent Government Representative in the Senate (2016 – 2020). Prior to his appointment to the Senate, Mr. Harder was a long-serving Deputy Minister in the Government of Canada (1991 – 2007). While Deputy Minister of Foreign Affairs, he served as the Prime Minister's Personal Representative to the G-8 and as the first co-chair of the Canada-China Strategic Working Group. After leaving the public service in 2007, Mr. Harder served as the President of the Canada-China Business Council (2008 – 2015) and as a director to a number of major Canadian corporations as well as charitable and not-for-profit organizations. He possesses a valuable understanding of the workings of China's political establishment, as well as its economic drivers, in addition to Canada-China trade and investment issues. Mr. Harder also brings demonstrated expertise regarding compensation issues and corporate governance. Mr. Harder is a member of the King's Privy Council of Canada.

Significant Expertise/Experience

Environmental, Social and Governance, Governance/Board, High-Growth Markets, Large Cap Company, Legal/Regulatory/Public Policy, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

None

Total 2025 Compensation	Equity-at-risk (Record Date)
$332,000	$2,130,000



Jan R. Hauser, BBA, CPA
Independent
Massachusetts, U.S.A.

Age: 67

Tenure: ~4 years

Committees:
Audit, Technology

2025 Meeting Attendance: 100%

2025 Annual Meeting Voting Result: >99%

Ms. Hauser brings to the Board global financial leadership, including more than 35 years dealing with financial reporting and complex business transactions.

Ms. Hauser is a corporate director who previously served as the Vice President, Controller and Chief Accounting Officer of General Electric Company (2013 – 2018), prior to which she held various roles at PricewaterhouseCoopers (1981 – 1991 and 1993 – 2013), including Senior Consulting Partner, Accounting Consulting Services, National Professional Services Group. During her time at PricewaterhouseCoopers, she led diversity efforts for the national office and served on the US Partner Admissions Committee. She also served as PricewaterhouseCoopers' representative on the Financial Accounting Standard Board's ("FASB") Emerging Issues Task Force and the Financial Accounting Standards Advisory Council for the FASB. Earlier in her career, she was selected for a fellowship in the Office of the Chief Accountant at the US Securities and Exchange Commission (1991 – 1993). Ms. Hauser previously served on the board of Vonage Holdings Corporation, Proterra Inc. ("Proterra"), and Enfusion Inc. Ms. Hauser has a BBA in Accounting (Wisconsin) and is also a licensed CPA.

Significant Expertise/Experience

Accounting/Audit, Finance/Financial Advisory, Governance/Board, Large Cap Company, Mergers & Acquisitions, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

Sprinklr Inc. (Audit)

Ms. Hauser was a director of Proterra when it filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on August 7, 2023. Ms. Hauser's term as a director of Proterra ended effective March 13, 2024, when it emerged from bankruptcy protection.

Total 2025 Compensation	Equity-at-risk (Record Date)
$307,000	$1,199,000



Seetarama S. Kotagiri,
MSc
Management — President & CEO
Michigan, U.S.A.

Age: 57

Tenure: 5+ years

2025 Meeting Attendance: 100%

2025 Annual Meeting Voting Results: >99%

Swamy Kotagiri, became Chief Executive Officer and a Director of Magna International effective January 1, 2021. Under his leadership, Magna remains at the forefront of a changing mobility landscape, driving the company's growth to benefit shareholders, customers and employees.

Mr. Kotagiri has deep experience across the global automotive sector. His leadership has been instrumental in steering Magna through a dynamic and ever-changing automotive industry. Mr. Kotagiri's operational excellence mindset has been crucial in executing Magna's strategy characterized by deliberate portfolio management and stringent financial discipline, including purposeful capital allocation.

Mr. Kotagiri joined Magna in 1999, shortly after working for General Motors and receiving his master's degree in mechanical engineering (Oklahoma State University) with a specialization in materials and structural engineering. He has several patents in automotive product and process design.

His contributions to the industry have been widely recognized. Mr. Kotagiri was featured in Business Insider's 100 People Transforming Business, an annual list that highlights individuals who are revolutionizing business practices across various industries. He was named to Motor Trend's Movers and Shakers list for 2022, 2023 and 2024; and was honoured as Automotive News All Star's top Global Supplier Executive in 2021 and 2024. Additionally, he was included in Macleans Power List for 2023 and 2024. Most recently, he was named to the 2025 MotorTrend Power List (Top 50 Most Influential People in the Industry) and recognized in Automotive News Canada's 2025 All Stars.

Significant Expertise/Experience

Automotive, High-Growth Markets, Large Cap Company, Mergers & Acquisitions, R&D/Innovation/Technology, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Board

Johnson Controls International PLC (Audit)

Total 2025 Compensation	Equity-at-risk (Record Date)
$19,487,000	$38,763,000



Jay K. Kunkel, BBA

Independent
Tokyo Prefecture, Japan

Age: 66

Tenure: ~3 years

Committees:
Audit, Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Results: >99%

Mr. Kunkel brings to the Board deep knowledge and experience in the global automotive industry from the perspectives of both OEM and supplier, with particular expertise in Asia.

Mr. Kunkel is a corporate director who most recently held senior executive roles within the Tenneco group (2018 – 2020), including Executive Vice President for Tenneco Federal Mogul Corporation and President for Tenneco's Asia operations. Prior to joining Tenneco, he served as Senior Vice President and CEO of Asia at Lear Corporation (2013 – 2018); Corporate Senior Vice President and President of Continental for Asia and China, and was on the Management Board in Germany (2005 – 2013); Head, Corporate Finance and M&A Advisory for PricewaterhouseCoopers in Japan (2000 – 2005); Director, Business Operations for Visteon Automotive Systems in Asia Pacific, Japan (1997 – 2000); Vehicle Program Manager for Mitsubishi Motors in Japan (1990 – 1996); Asia Planning and JV Management for Chrysler Tokyo in Japan (1987 – 1990); and Purchasing Manager, Chassis Systems and Manager, Asia Planning for Chrysler Corporation at Chrysler headquarters (1983 – 1986). Mr. Kunkel has a BBA (Western Michigan University).

Significant Expertise/Experience:

Automotive, Finance/Financial Advisory, Governance/Board, High-Growth Markets, Large Cap Company, Legal/Regulatory/Public Policy, Mergers & Acquisitions, R&D/Innovation/Technology, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

Varex Imaging Corporation (Audit; Nominating and Corporate Governance Committee)

Total 2025 Compensation	Equity-at-risk (Record Date)
$301,000	$615,000



Robert F. MacLellan,

CPA, MBA
Independent — Board Chair
Ontario, Canada

Age: 71

Tenure: ~8 years

Committees:
Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Results: >99%

Mr. MacLellan, who has served as Board Chair since May 2022, brings to the Board significant financial and accounting acumen, a track record of executive leadership success, blue-chip board experience and the perspective of the institutional investment community.

Mr. MacLellan serves as the Chairman of Northleaf Capital Partners, an independent global equity and infrastructure fund manager and advisor (since 2009), prior to which he was the Chief Investment Officer of TD Bank Financial Group (TDBFG) (2003 – 2008) where he was responsible for overseeing the management of investments for its Employee Pension Fund, The Toronto-Dominion Bank, TD Mutual Funds and TD Capital Group. He served in various other capacities with TDBFG (1995 – 2003). Prior boards include WIND Mobile Group, ACE Aviation Holdings Inc., Yellow Pages Group and Maple Leaf Sports and Entertainment Ltd. Mr. MacLellan is a Chartered Accountant and has a B.Comm. (Carleton) and an MBA (Harvard). Mr. MacLellan serves as an independent director of T. Rowe Price Group, Inc., which is one of Magna's shareholders. As an independent director of T. Rowe Price, Mr. MacLellan has no involvement in portfolio investment decisions at T.Rowe Price.

Significant Expertise/Experience

Accounting/Audit, Environmental, Social and Governance, Finance/Financial Advisory, Governance/Board, Large Cap Company, Mergers & Acquisitions, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

T. Rowe Price Group, Inc. (Compensation (Chair); Audit)

Total 2025 Compensation	Equity-at-risk (Record Date)
$526,000	$3,702,000



Mary Lou Maher,
FCPA, FCA
Independent
Ontario, Canada

Age: 65

Tenure: ~5 years

Committees:
Audit (Chair), Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Result: >99%

Ms. Maher brings to the Board extensive audit and financial experience. She is a highly regarded and widely respected business advisor having advised client CEOs, CFOs and Boards of Directors on a variety of complex issues.

Ms. Maher was concurrently the Canadian Managing Partner, Quality and Risk, KPMG Canada, and Global Head of Inclusion and Diversity, KPMG International from October 2017 to February 2021. Ms. Maher was with KPMG since 1983 and had served in various executive and governance roles, including CFO and CHRO. Ms. Maher also has experience serving on not-for-profit boards, including being Chair of Women's College Hospital and a member of the CPA Ontario council. In addition, Ms. Maher founded KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher has been recognized for her work on inclusion and diversity, receiving the Wayne C. Fox Distinguished Alumni Award from McMaster University and was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada. She also received the Lifetime Achievement Award from Out on Bay Street (Proud Strong), as well as the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher holds a Bachelor of Commerce degree from McMaster University. Ms. Maher serves as an independent director of the Canadian Imperial Bank of Commerce ("CIBC"), which provides routine banking services to Magna. Magna's fees to CIBC in 2025 represented less than 0.01% of the bank's 2025 revenues and are not material to Magna or the bank.

Significant Expertise/Experience

Accounting/Audit, Environmental, Social and Governance, Finance/Financial Advisory, Governance/Board, Large Cap Company, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

Canadian Imperial Bank of Commerce (Audit (Chair)), CAE Inc. (Human Resources; Audit)

Total 2025 Compensation	Equity-at-risk (Record Date)
$320,000	$1,339,000



William A. Ruh, MSc
Independent
Montana, U.S.A.

Age: 64

Tenure: ~9 years

Committees:
Technology (Chair), TOCC

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Result: >88%

Mr. Ruh brings over four decades of leadership experience in driving digital transformation for large industrial organizations. His expertise spans a broad range of advanced software and automation solutions, including cloud-based platforms, data analytics, artificial intelligence, and cybersecurity.

Currently, Mr. Ruh serves as the Chief Executive Officer of Lifestyle Solutions Real Estate, a real estate and investment management firm. He also plays an active role in the startup ecosystem, advising or serving on the boards of startup companies, including: Podium.io; Joogi; kscope.ai; Appabite; Zorasafe; and StratifyPro. Other previous executive roles included: Chief Executive Officer, Digital of Lendlease Group, an international property and infrastructure group; and Chief Executive Officer for GE Digital, as well as Senior Vice President and Chief Digital Officer for GE (2011 – 2018). Mr. Ruh's career included senior roles at: Cisco Systems, Inc. (2004 – 2011) where he held global responsibility for developing advanced services and solutions; Software AG, Inc. (2001 – 2004); and The Advisory Board Company (2000 – 2001). In addition, Mr. Ruh is currently a member of the advisory boards at World/Digital 50 and Research Board for Corporate Directors, and has contributed to numerous startup boards, such as eNTR, Akrometrix, Taleris, Pivotal, and CADMakers. He has also served on the boards of nonprofit organizations, including the American Chamber of Commerce Australia. Mr. Ruh has a B.Sc. and M.Sc in computer science (California State University), and he is a Co-chair for the Innovation Hub initiative at California State University, Fullerton.

Significant Expertise/Experience

Cybersecurity, Governance/Board, Large Cap Company, R&D/Innovation/Technology, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

None

Total 2025 Compensation	Equity-at-risk (Record Date)
$338,000	$3,072,000



Peter Sklar, CPA, MBA
Independent
Ontario, Canada

Age: 68

Tenure: ~1 year

Committees:
Audit, Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Result: >99%

Mr. Sklar brings to the Board extensive expertise in the automotive and investment sectors, with nearly three decades of experience as a top-ranked equity research analyst at BMO Capital Markets.

Mr. Sklar most recently served as a Managing Director at BMO Capital Markets where he served as a top-ranked equity research analyst specializing in automotive and consumer stocks (1993 – 2023). Prior to joining BMO Capital Markets' predecessor, he was a Vice President at the Canada Development Investment Corporation (1990 – 1993), managing a portfolio of Crown corporations and supporting the Canadian federal government's privatization program. Mr. Sklar started his career in institutional sales and investment banking at Wood Gundy (1984 – 1990), becoming Vice President of Investment Banking (1988). He has received numerous industry recognitions, including rankings from the Brendan Wood International Survey and the StarMine Analyst Awards for his expertise in small cap/special situations, consumer products, and automotive components. Mr. Sklar holds a B.Com in Accounting and Finance (Toronto), an MBA (Wharton), and is also a CPA.

Significant Expertise/Experience

Accounting/Audit, Automotive, Finance/Financial Advisory, Large Cap Company, Strategy Development

Other Current Public Company Boards

None

Total 2025 Compensation	Equity-at-risk (Record Date)
$257,000	$450,000



Matthew Tsien, MSc
Independent
Washington, U.S.A

Age: 65

Tenure: ~3 years

Committees:
TOCC, Technology

2025 Meeting Attendance:
100%

2025 Annual Meeting Voting Result: >88%

Mr. Tsien brings to the Board extensive technology and engineering experience within the automotive industry, particularly from a large OEM perspective in China.

Mr. Tsien's career spanned 45 years with General Motors and its group of companies (1976 – 2021), where he built a strong track record in areas such as electrification and connectivity. He held various roles with GM, including Executive Vice President, Chief Technology Officer, and President, General Motors Ventures (2020 – 2021); Executive Vice President and President, GM China (2014 – 2020); Vice President, Planning and Program Management, GM China and GM International, and Strategic Alliances for China (2012 – 2013) where he was responsible for product planning and program management for international markets encompassing Asia, Russia, the Middle East and Africa. Other prior roles include Executive Vice President, SAIC-GM-Wuling Automobile China (2009 – 2011); Executive Director, Global Technology Engineering (2005 – 2008); Executive Director, Vehicle Systems, North America Product Development (2001 – 2005); Electrical Chief Engineer Germany (1999 – 2000), Regional Vehicle Line Executive Australia (1997 – 1998), Chief Technology Officer and Director, Business Planning China (1995 – 1997); and Director, Audio Systems Engineering, Delco Electronics (1992 – 1995). Mr. Tsien has a BS (Kettering), an MS (Stanford) and an MS (MIT).

Significant Expertise/Experience

Automotive, High-Growth Markets, Large Cap Company, R&D/Innovation/Technology, Senior/ Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

AGCO Corporation (Audit; Talent and Compensation)

Cummins Inc. (Audit; Governance; Safety, Environment & Technology)

Total 2025 Compensation	Equity-at-risk (Record Date)
$315,000	$615,000



Dr. Thomas Weber, PhD
Independent
Baden-Württemberg, Germany

Age: 71

Tenure: 4+ years

Committees:
GNSC, Technology

2025 Meeting Attendance: 100%

2025 Annual Meeting Voting Result: >99%

Dr. Weber brings to the Board valuable knowledge and experience regarding the global automotive industry, with particular expertise within Europe, as well as the development and production of future-oriented vehicles (including alternative powertrain systems).

Dr. Weber's career spanned a wide range of demanding functions and responsibilities relating to passenger cars within Daimler AG (1990 – 2016), including serving on the Board of Management, responsible for Group Research & Mercedes-Benz Cars Development (2004 – 2016). Since 2017, he served as a director of the German National Academy of Science and Engineering "acatech" with responsibility for areas related to "mobility of the future" and circular economy. In 2023, he was elected as President of acatech. In addition, he is an Honorary Professor in the field of mechanical engineering and mobility of the future at the University of Stuttgart (since 2010). Dr. Weber previously served as a member of Magna's Technology Advisory Council (2019 – 2021) and is a Mechanical Engineer (Stuttgart), with a doctorate in production and automation (Fraunhofer Institute).

Significant Expertise/Experience

Automotive, R&D/Innovation/Technology, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

None

Total 2025 Compensation	Equity-at-risk (Record Date)
$307,000	$1,481,000



Lisa S. Westlake, MBA
Independent
Florida, U.S.A.

Age: 64

Tenure: ~7 years

Committees:
TOCC, Technology

2025 Meeting Attendance: 100%

2025 Annual Meeting Voting Result: >88%

Ms. Westlake brings to the Board extensive global experience in both human resources and finance, as well as an established reputation for her leadership abilities in organizational transformations, leveraging technology to drive innovation, stakeholder and crisis management, as well as enterprise risk management.

Ms. Westlake most recently served as the Chief Human Resources Officer of global information and analytics services firm, IHS Markit Ltd. (2017 – 2018), prior to which she served in a range of senior human resources and finance roles with Moody's Corporation, including Chief Human Resources Officer (2008 – 2017), Vice-President, Investor Relations (2006 – 2008) and Managing Director, Finance (2004 – 2006). In a career that spanned nearly 35 years, Ms. Westlake also had a range of Financial Officer and other senior roles at: American Express Company (1996 – 2003); The Dun & Bradstreet Corporation (1989 – 1995); and Lehman Brothers (1984 – 1987). Ms. Westlake has a B.A. in biochemistry (Dartmouth), as well as an MBA (Columbia).

Significant Expertise/Experience

Finance/Financial Advisory, Governance/Board, High-Growth Markets, Large Cap Company, Mergers & Acquisitions, Risk Oversight, Senior/Executive Leadership, Strategy Development, Talent Management/Compensation

Other Current Public Company Boards

None

Total 2025 Compensation	Equity-at-risk (Record Date)
$311,000	$1,373,000

Director Compensation

Objectives of Director Compensation

We have structured director compensation with the aim of attracting and retaining skilled directors and aligning their interests with the interests of our long-term shareholders. To accomplish these objectives, we believe that such compensation must be competitive with that paid by our S&P/TSX60 peer companies, as well as the global automotive and industrial peers in our executive compensation peer group. Additionally, we believe that a significant portion of such compensation must be deferred until departure from the Board, thus tying the redemption value to the market value of our Common Shares and placing it "at risk" to align the interests of directors with those of shareholders. For purposes of director compensation, non-independent, non-executive directors are compensated on the same basis as Independent Directors. Magna's Chief Executive Officer, the sole member of Management on the Board, does <u>not</u> receive any incremental compensation for such Board service.

Compensation Structure

The current schedule of retainers and fees payable to Independent Directors, in effect and unchanged since January 1, 2023, is set forth below.

Retainer / Fee Type	Amount ($)	3x Equity Maintenance ($)
Comprehensive Board Chair Annual Retainer	500,000	1,500,000
Comprehensive Committee Chair Annual Retainer	300,000	900,000
Comprehensive Director-At-Large Annual Retainer	275,000	825,000
Per Meeting Fee (applicable solely to meetings in excess of 25 meetings in aggregate)	1,000	
Travel Time Fee (half day/full day)	2,000 / 4,000	
Special Committee Chair Retainer	To be set on Committee formation	

Each director is entitled to a period of five years from the date of election or appointment to the Board in which to meet the equity maintenance requirements as reflected in the table above, and an additional three years to achieve compliance with future increases (if any) in equity maintenance holdings. In assessing compliance with these requirements, we consider the value of any Magna Common Shares held by a director, together with the aggregate value of deferred compensation in the form of retainers and fees, excluding accrued dividend equivalents and without reference to increases or decreases in the market value of such compensation.

The GNSC has responsibility for reviewing director compensation, with the most recent such review completed in 2022.

2025 Directors' Compensation

The table below sets forth a summary of the compensation earned by all Independent Directors during the year ended December 31, 2025.

| Name | Fees Earned[1] | | Share-Based Awards[2] | | Option-Based Awards ($) | Non-Equity Incentive Plan Compensation ($) | Pension Value ($) | All Other ($) | Total ($) |
	Cash ($)	% of Total Fees	Deferred to DSUs ($)	% of Total Fees					
Mary S. Chan	NIL	—	299,000	100	NIL	NIL	NIL	NIL	299,000
Hon V. Peter Harder	NIL	—	332,000	100	NIL	NIL	NIL	NIL	332,000
Jan R. Hauser	NIL	—	307,000	100	NIL	NIL	NIL	NIL	307,000
Jay K. Kunkel	136,000	45	165,000	55	NIL	NIL	NIL	NIL	301,000
Robert F. MacLellan	NIL	—	526,000	100	NIL	NIL	NIL	NIL	526,000
Mary Lou Maher	56,000	18	264,000	83	NIL	NIL	NIL	NIL	320,000
William A. Ruh	NIL	—	338,000	100	NIL	NIL	NIL	NIL	338,000
Dr. Indira V. Samarasekera	64,000	19	268,000	81	NIL	NIL	NIL	NIL	332,000
Peter Sklar	NIL	—	257,000	100	NIL	NIL	NIL	NIL	257,000
Matthew Tsien	150,000	48	165,000	52	NIL	NIL	NIL	NIL	315,000
Dr. Thomas Weber	NIL	—	307,000	100	NIL	NIL	NIL	NIL	307,000
Lisa S. Westlake	201,000	65	110,000	35	NIL	NIL	NIL	NIL	311,000

Notes:

[1] Consists of all retainers and fees paid to the director in cash. NIL indicates that 100% of the retainers and fees earned were deferred in the form of DSUs.

[2] Consists of retainers and fees deferred in the form of DSUs pursuant to the DSU Plan (as defined under "Deferred Share Units").

Deferred Share Units

Mandatory Deferral Creates Alignment With Shareholders

We maintain a Non-Employee Director Share-Based Compensation Plan (the "DSU Plan"), which governs the retainers and fees that are deferred in the form of DSUs. In addition to the 60% of the annual retainer that is automatically deferred, each Independent Director may annually elect to defer up to 100% (in increments of 10%) of their total annual cash compensation from Magna (including Board and Committee retainers, meeting attendance fees, work and travel day payments and written resolution fees). Once the minimum equity maintenance requirement has been met, 40% of the annual retainer is automatically deferred in the form of DSUs, subject to a director's election to defer a greater proportion. All DSUs are fully vested on the date allocated to a director under the DSU Plan. Amounts deferred under the DSU Plan cannot be redeemed until a director's departure from the Board. The mandatory deferral aims to align the interests of Independent Directors with those of shareholders.

DSU Value is "At Risk"

DSUs are notional stock units. The value of a DSU increases or decreases in relation to the NYSE market price of one Magna Common Share, and dividend equivalents are credited in the form of additional DSUs at the same times and in the same amounts as dividends that are declared and paid on our Common Shares. Upon a director's departure from the Board, we deliver Magna Common Shares in satisfaction of the after-tax redemption value of the DSUs.

Outstanding Share-Based Awards

The following table sets forth outstanding share-based awards (DSUs) for all Independent Directors as at December 31, 2025. Aside from the deferral of compensation in the form of DSUs, directors are not eligible to receive or be granted any other forms of equity for service on the Board.

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yy)	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed[1] ($)
Mary S. Chan	NIL	NIL	NIL	NIL	NIL	NIL	2,562,000
Hon. V. Peter Harder	NIL	NIL	NIL	NIL	NIL	NIL	1,933,000
Jan R. Hauser	NIL	NIL	NIL	NIL	NIL	NIL	1,062,000
Jay K. Kunkel	NIL	NIL	NIL	NIL	NIL	NIL	539,000
Robert F. MacLellan	NIL	NIL	NIL	NIL	NIL	NIL	3,365,000
Mary Lou Maher	NIL	NIL	NIL	NIL	NIL	NIL	1,233,000
William A. Ruh	NIL	NIL	NIL	NIL	NIL	NIL	2,821,000
Dr. Indira V. Samarasekera	NIL	NIL	NIL	NIL	NIL	NIL	3,777,000
Peter Sklar	NIL	NIL	NIL	NIL	NIL	NIL	356,000
Matthew Tsien	NIL	NIL	NIL	NIL	NIL	NIL	539,000
Dr. Thomas Weber	NIL	NIL	NIL	NIL	NIL	NIL	1,369,000
Lisa S. Westlake	NIL	NIL	NIL	NIL	NIL	NIL	1,267,000

Note:

[1] Represents the value of Independent Directors' aggregate DSU balance, which includes dividends credited in the form of additional DSUs, based on the closing price of Magna Common Shares on the NYSE on December 31, 2025.

Incentive Plan-Awards — Value Vested During the Year

The values of share-based awards (DSUs) which vested in the year ended December 31, 2025, are set forth below in respect of each director who served during 2025.

Name	Option-Based Awards — Value Vested During the Year ($)	Share-Based Awards — Value Vested During the Year[1] ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
Mary S. Chan	NIL	384,000	NIL
Hon. V. Peter Harder	NIL	394,000	NIL
Jan R. Hauser	NIL	339,000	NIL
Jay K. Kunkel	NIL	181,000	NIL
Robert F. MacLellan	NIL	636,000	NIL
Mary Lou Maher	NIL	302,000	NIL
William A. Ruh	NIL	432,000	NIL
Dr. Indira V. Samarasekera	NIL	397,000	NIL
Peter Sklar	NIL	264,000	NIL
Matthew Tsien	NIL	181,000	NIL
Dr. Thomas Weber	NIL	350,000	NIL
Lisa S. Westlake	NIL	149,000	NIL

Notes:

[1] Represents the aggregate grant date value of retainers and fees deferred in the form of DSUs in 2025 as disclosed in the table under the heading "2025 Directors' Compensation", together with dividends credited in the form of additional DSUs on Independent Directors' aggregate DSU balance (which includes DSUs granted in prior years) as follows:

Name	Dividends on Aggregate DSUs ($)	Name	Dividends on Aggregate DSUs ($)
Mary S. Chan	85,000	William A. Ruh	94,000
Hon. V. Peter Harder	62,000	Dr. Indira V. Samarasekera	129,000
Jan R. Hauser	32,000	Peter Sklar	7,000
Jay K. Kunkel	16,000	Matthew Tsien	16,000
Robert F. MacLellan	110,000	Dr. Thomas Weber	43,000
Mary Lou Maher	38,000	Lisa S. Westlake	39,000

Trading Blackouts and Restriction on Hedging Magna Securities

Trading Blackouts

Directors are subject to the terms of our Insider Trading and Reporting Policy and Code of Conduct & Ethics, both of which restrict directors from trading in Magna securities while they have knowledge of material, non-public information. One way in which we enforce trading restrictions is by imposing trading "blackouts" on directors for specified periods prior to the release of our financial statements and as required in connection with material acquisitions, divestitures or other transactions. The regular quarterly trading blackouts commence at 11:59 p.m. on the last day of each fiscal quarter and end 48 hours after the public release of our quarterly financial statements. Special trading blackouts related to material transactions extend to 48 hours after the public disclosure of the material transaction or other conclusion of the transaction.

Anti-Hedging Restrictions

Directors are not permitted to engage in activities that would enable them to improperly profit from changes in our stock price or reduce their economic exposure to a decrease in our stock price. Prohibited activities include "puts", "collars", equity swaps, hedges, derivative transactions and any transaction aimed at limiting a director's exposure to a loss or risk of loss in the value of the Magna securities that they hold.

3. Reappointment of Deloitte LLP as Magna's Independent Auditor

91%
Audit / Related Fees

>99%
2025 Votes FOR

12
Fiscal Yrs as auditor

> **The Audit Committee recommends that you vote FOR the reappointment of Deloitte.**

Deloitte, an Independent Registered Public Accounting Firm, was first appointed Magna's independent auditor on May 8, 2014 and has audited Magna's consolidated financial statements for the fiscal years ended December 31, 2014 and after. Deloitte reports directly to the Audit Committee, which assesses its independence, oversees its work, evaluates its performance and sets its compensation.



The Audit Committee believes that Deloitte provides value to Magna's shareholders through its methodical, independent challenge to Magna's external financial reporting. Deloitte's audit approach is based on an audit risk assessment, which is continuously updated throughout the year. Audit risks identified in the risk assessment are addressed through tailored audit procedures that reflect Deloitte's understanding of Magna-specific factors as well as the general business environment in which Magna operates. The firm's communications to the Audit Committee demonstrate strong audit quality, professional skepticism and innovation in the audit, including through the effective use of data analytics. The Audit Committee is satisfied that Deloitte's integrated audit team consists of audit professionals and specialists who are qualified and experienced to provide audit services in the regions in which Magna operates. The firm has demonstrated a commitment to promoting a learning culture within its own team and sharing the firm's insights, perspectives and best practices with the Audit Committee, the Board, internal audit, as well as management and Magna's finance teams.

Deloitte's Independence

Deloitte is independent with respect to the company within the applicable rules and regulations adopted by the Securities Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. In order to protect Deloitte's independence, the Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, Deloitte. This process includes quarterly review of any incremental services proposed to be provided by Deloitte, together with associated costs. Audit Committee approval is required for any services that have not previously been pre-approved. In assessing the impact of any proposed services on auditor independence, the Audit Committee considers whether:

- the services are consistent with applicable auditor independence rules;
- the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as familiarity with Magna's business, people, culture, accounting systems and risk profile; and
- the services enhance Magna's ability to manage or control risks and improve audit quality.

The Audit Committee has also established a process to pre-approve the future hiring (if any) of current and former partners and employees of Deloitte who were engaged on Magna's account. There were no such hirings in 2025.

Services and Fees

Services provided by the independent auditor may fall into one of the following categories: audit services, audit-related services, tax services and other permitted services. The nature of the services in each of these categories is detailed below.

None of the services provided by Deloitte in 2025 were treated as exempt from pre-approval pursuant to the *de minimis* provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pursuant to this approval process, the Audit Committee approved and Magna was billed the following fees for services provided by Deloitte in respect of 2025 and 2024:

	2025		2024	
Type of Services	**Fees ($)**	**% of Total**	**Fees ($)**	**% of Total**
Audit[1][5]	12,452,000	55	12,263,000	60
Audit-related[2]	8,127,000	36	6,786,000	34
Tax[3]	1,657,000	7	1,114,000	6
Other Permitted[4]	602,000	2	10,000	<1
Total	22,838,000	100	20,173,000	100

Notes:
[1] Services performed in order to comply with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), including integrated audit of the consolidated financial statements and quarterly reviews. In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes the audit of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.
[2] Assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in respect of 2025 and 2024 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, due diligence, as well as other assurance services.
[3] Tax compliance, planning and advisory services, excluding any such services required in order to comply with the standards of the PCAOB that are included under "Audit Services". The tax services actually provided by Deloitte in respect of 2025 and 2024 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.
[4] All permitted services not falling under any of the previous categories.
[5] The 2024 and 2025 audit fees represent total fees related to the respective audits. The 2024 audit fee has been restated to reflect additional billings that were agreed upon after year-end.

Unless otherwise instructed, the Magna officers whose names have been pre-printed on the form of proxy or Voting Instruction Form intend to vote <u>FOR</u> the resolution reappointing Deloitte.

Representatives of Deloitte are expected to participate at the Meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from shareholders.

4. Say on Pay

In this Section

> ## The Board recommends that you vote <u>FOR</u> our Say on Pay resolution

81%

2025
Say on Pay

At the Meeting, shareholders will again have the opportunity to cast an advisory, non-binding vote on Magna's approach to executive compensation — this is often referred to as "Say on Pay". We most recently held a Say on Pay vote at our May 8, 2025, annual meeting of shareholders, which was supported by a majority (81%) of the votes cast on the resolution.

Our approach to executive compensation is set out in detail in the CD&A included in this Circular. The CD&A also provides a comprehensive discussion and benchmarking results that demonstrate the relationship between executive compensation and corporate performance over a three-year period. We encourage you to carefully review the CD&A.

The text of the Say on Pay resolution to be voted on at the Meeting reads as follows:

> **"Resolved, on an advisory basis and not to diminish the roles and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the accompanying Management Information Circular/Proxy Statement."**

Although Say on Pay votes are non-binding, the TOCC will consider the results when assessing future compensation decisions.

Unless otherwise instructed, the Magna officers whose names have been pre-printed on the form of proxy or Voting Instruction Form intend to vote <u>FOR</u> the Say on Pay resolution.

Compensation Discussion & Analysis

Key Terms Used in This Section

Adjusted EBIT:	the company's adjusted earnings before interest and taxes[1]
CD&A:	the Compensation Discussion & Analysis section of this Circular
executive compensation peer group:	the group of companies discussed in Section B of this CD&A, against which the compensation of our Executives is compared or benchmarked
Executive Management:	the company's senior leadership team, including the company's Named Executive Officers
Fasken:	the Board's independent legal advisor, Fasken Martineau DuMoulin LLP
Free Cash Flow:	cash from operations *plus* proceeds from normal course dispositions of fixed and other assets *minus* fixed asset additions (capital expenditures) and increase in investment in other assets[1]
GDFV:	grant date fair value
Hugessen:	the Board's independent compensation advisor, Hugessen Consulting Inc.
MLTIs:	mid- and long-term incentives
Named Executive Officers or NEOs:	our five most highly compensated executive officers
PSUs:	performance stock units
ROIC:	the company's adjusted return on invested capital[1]
RSUs:	restricted stock units
rTSR:	TSR, relative to the rTSR peer group
rTSR peer group:	the group of companies discussed in Section B of this CD&A, against which Magna's rTSR is measured in connection with the company's rTSR PSUs
STIs:	short-term incentives in the form of annual cash bonuses based on Magna's Adjusted EBIT and Free Cash Flow
TDC:	total direct compensation
TFG PSUs:	the special, non-recurring Transformational Grant PSUs granted in September 2022 to incent the long-term, strategic transformation of Magna
TSR:	total shareholder return, a measure of total performance of a company's shares, combining share price appreciation and dividends paid over a specific period

Note:

[1] Adjusted EBIT, Adjusted Return on Invested Capital and Free Cash Flow are non-GAAP financial measures. Definitions and reconciliations of these measures to the most directly comparable financial measures calculated in accordance with U.S. GAAP can be found in the company's Annual Report for the Year Ended December 31, 2025, in the Management's Discussion and Analysis of Results of Operations and Financial Position and the company's current report on Form 6-K dated February 13, 2026. The company's 2025 Annual Report and the company's current report on Form 6-K are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

Compensation and Performance Report

March 26, 2026

Dear Fellow Shareholders,

As members of the Talent Oversight and Compensation Committee (the "TOCC"), we are pleased to share with you in this CD&A our approach to executive compensation at Magna, including 2025 compensation decisions and pay outcomes in the context of the company's overall performance.

Magna's Approach to Executive Compensation

Magna's executive compensation system is intended to promote the company's vision and strategy by: driving execution and accountability for strategic and business plans; rewarding superior performance with superior compensation; creating long-term shareholder value; and supporting the attraction and retention of top leadership talent. The balanced incentives structured to achieve these objectives necessarily seek to link executive pay and company performance, in alignment with the interests of shareholders.

For 2025, Magna's executive compensation system consisted of the following elements, the majority of which are "at risk" compensation:


Fixed
Base Salary
Performance Cash
Adjusted EBIT STI
Free Cash Flow STI
"At Risk"
Performance Equity
ROIC PSUs
rTSR PSUs
Stock Options

As discussed in our report to you last year, Magna significantly redesigned its executive compensation system beginning in 2024. In 2025, there was one important refinement to better align one of the system's two STI metrics with how Executive Management measures the financial performance of the company. This change involved replacing the legacy Pre-Tax Profit metric with Adjusted EBIT, a more transparent measure which is widely understood and accepted by shareholders, to assess the company's underlying financial performance and trends.

A detailed review of all elements within Magna's executive compensation system follows in Section C of this CD&A.

2025 Financial and Operating Performance

Magna delivered strong financial results in 2025, while operating in an environment marked by continued industry, geopolitical and trade challenges. Sales were down compared to 2024, due in part to lower production volumes in the Company's two largest markets – North America and Europe. In addition, despite Executive Management's successful mitigation of the vast majority of Magna's direct tariff exposure, the company nevertheless absorbed unmitigated tariff costs and navigated continuing uncertainty as to the pace of EV adoption in North America. In spite of these headwinds, Magna achieved growth in Adjusted EBIT and solid Adjusted EBIT margin improvement on the strength of continued productivity and efficiency improvements, and demonstrated efficient capital allocation by reducing capital expenditures and paying down debt during the year.

Key highlights of Magna's 2025 financial and operating performance included:

Total Sales $42.0B (▼2% YoY)	Adjusted Diluted EPS $5.73 (▲6% YoY)	Adjusted EBIT / Adjusted EBIT Margin $2.4B / 5.6% (▲2% YoY / ▲20bps YoY)
Cash from Operating Activities $3.6B (▼1% YoY)	Free Cash Flow $1.9B (▲80% YoY)	Capital Expenditures $1.3B (▼40% YoY)
Return of Capital to Shareholders $681M	Total Return – NYSE 34%	Total Return – TSX 28%

In addition, Magna achieved a number of other successes, including:

- winning substantial additional business across the portfolio in line with, or exceeding, our historical trend;

- earning a record 151 customer awards for quality and operating performance; and

- being named to Fortune's "World's Most Admired Companies" for the 9th consecutive year.

2025 Compensation Decisions

The TOCC monitors Magna's executive compensation system on a quarterly basis to assess performance and projected compensation outcomes relative to established targets. In addition to the change from a Pre-Tax Profit STI to an Adjusted EBIT STI, which we described to you above, the TOCC's key decisions in 2025 related to:

- **Performance Cash:** In assessing final 2025 Adjusted EBIT STI payouts, the TOCC considered: the dynamic tariff environment at the time the 2025 business plan was approved, including rapidly changing tariff rates and policies outside management's control; the Company's actual gross tariff exposure in the year relative to business plan assumptions; management's efforts in mitigating or offsetting a significant majority of such tariff exposures; the impact of unmitigated tariff costs on Adjusted EBIT; management's achievements during 2025 with respect to reuse of capital, operational excellence initiatives, and resolution of commercial items; as well as other factors. Following a detailed review, and consideration of the foregoing factors, the TOCC approved a $70 million increase to Adjusted EBIT for compensation purposes and determined the 2025 Adjusted EBIT STI payouts on this basis which resulted in $1.3 million of aggregate incremental compensation to all five NEOs. The Committee was satisfied that this adjustment was reasonable in light of management's efforts to deliver the company's strong performance and the specific factors above.

- **Performance Equity:**

  - In February 2025, the TOCC reviewed and approved the payout levels for the PSUs granted in 2022, with a performance period which ran from January 1, 2022, to December 31, 2024. Consistent with prior years, the TOCC assessed ROIC for purposes of the Adjusted ROIC PSU LTI and made an adjustment to account for the company's long-term investments related to an industry-wide investment "supercycle" related to vehicle electrification, assisted driving and vehicle autonomy technologies, new mobility and other areas driven by structural changes in the automotive and mobility industry that could not generate returns during the performance period.

  - Additionally, to better align pay and performance in the interest of all shareholders, the TOCC eliminated a ROIC PSU re-test feature for grants made in 2025 and onwards. The re-test feature could have enabled a partial payout of ROIC PSUs even in certain circumstances where the minimum ROIC performance threshold had not been met.

- **Compensation for Philip Fracassa:** To support the attraction, retention and motivation of Magna's new CFO, Philip Fracassa, the TOCC reviewed and approved proposed terms establishing Mr. Fracassa's 2025 in-year compensation. Such compensation consisted of an annual target TDC set at $4,500,000 as well as compensation to replace that which he forfeited in order to join Magna. For 2026, Mr. Fracassa's compensation structure is consistent with Magna's executive compensation system. A summary of all compensation earned by Mr. Fracassa in 2025 can be found in the Summary Compensation Table that follows this CD&A on page 54.

- **Stock Option Plans:** In March 2025, the TOCC reviewed and recommended approval of Magna's 2025 Incentive Stock Option Plan (the "2025 Stock Option Plan"), as the company's prior plan (the "2009 Plan") no longer had sufficient capacity for future option grants. To promote uniform administration of all outstanding and future options, the TOCC also amended the 2009 Plan to prohibit any further grants under that plan, and to align its eligibility and retirement terms with those included in the 2025 Stock Option Plan. Additional details about the 2025 Stock Option Plan and the 2009 Plan can be found in the Incentive Plans and Awards section beginning on page 56.

2025 CEO Compensation

Taking into account 2025 performance and all the factors discussed above, total compensation for our CEO, Swamy Kotagiri, was $19.5 million, including $8.0 million in cash compensation and $11.5 million in medium/long-term performance equity at target/grant value.

	Proportion of TDC (%)	Target TDC ($)	Actual/GDFV ($)		Performance as of December 31, 2025
Base Salary	7	1,250,000	1,250,000		—
STIs (Cash)					
Adj. EBIT (75%)	20	3,565,000	4,367,000	Actual	122.5% payout
Free Cash Flow (25%)	7	1,185,000	2,370,000		200.0% payout
MLTIs (Equity)					
ROIC (40%)	26	4,600,000	4,600,000	GDFV[1]	Tracking above target
rTSR (20%)	13	2,300,000	2,300,000		Tracking above Target
Stock Options (40%)	26	4,600,000	4,600,000		In the money
Total	100	17,500,000	19,487,000		

[1] GDFV means Grant Date Fair Value

In assessing pay outcomes, the TOCC annually considers a three-year "realized/realizable" CEO compensation analysis. Such an analysis provides an indication of how the different elements of compensation are actually performing as of specific points in time — in this case, December 31, 2023, 2024, and 2025. The graph below shows realized/realizable compensation values relative to actual TDC, which includes base salary, actual STIs earned and point in time MLTI values.

2023 – 2025 CEO Realized/Realizable Compensation



Overall, the above analysis demonstrates an executive compensation program that is sensitive to operating performance and the shareholder experience. Realized/realizable values for both Performance Cash (Adjusted EBIT STI and Free Cash Flow STI) and Performance Equity (ROIC PSUs, rTSR PSUs, and stock options) were roughly aligned with target performance levels in

2023 and 2024, and exceeded targets on Magna's strong performance in 2025. As Performance Equity consists of more market-driven elements of compensation than Performance Cash, realized/realizable values largely reflect the broader Magna shareholder experience at the specific points in time assessed above.

We are satisfied that realized/realizable compensation over the three-year lookback period represents a reasonable outcome in light of actual performance at the points in time assessed. Additionally, the realized/realizable analysis, demonstrates that the changes made to the executive compensation system in 2024 and 2025 have further strengthened the link between company performance and executive compensation.

Pay for Performance

The Say on Pay vote at the Meeting represents your opportunity to express your view as to the company's overall approach to executive compensation. We continue to believe that expression of shareholder views on the approach to compensation should be grounded in an analysis of the relationship between pay and performance, relative to applicable peers. One way to assess the relationship between pay and performance is depicted in the graph below, which shows three-year TSR performance against three-year average CEO compensation for Magna relative to the companies in its executive compensation peer group.



The diagonal line from the bottom left to top right of the graph represents perfect alignment between CEO compensation and TSR performance, with the dashed-lines above and below it representing a range of reasonable alignment. Overall, the pay for performance graph indicates that compensation for Mr. Kotagiri is closely aligned with Magna's TSR performance for the three years ended December 31, 2025. For transparency, the "Magna (Amort. TFG)" datapoint above includes the prorated grant date fair value of Mr. Kotagiri's TFG PSU award amortized over its five-year performance period. As previously disclosed, the 2022 TFG PSU awards were a heavily performance-conditioned one-time grant, serving as a stretch opportunity for Executive Management to drive the attainment of four rigorous stock price hurdles, the first of which is $85.61. The TFG PSUs currently have no realizable value, and will earn no payout unless Magna's NYSE share price exceeds the first hurdle by the conclusion of the performance period on December 31, 2027.

In Closing

At Magna's May 4, 2026, annual meeting, you will have the opportunity to express your views on the company's approach to executive compensation through the advisory Say on Pay vote. In casting your vote, we trust that you will carefully consider the perspectives we have shared in this CD&A and we look forward to your continued engagement in executive compensation matters through the Say on Pay vote.

| Dr. Indira V. Samarasekera (Committee Chair) | V. Peter Harder | William A. Ruh | Matthew Tsien | Lisa S. Westlake |

Section Summary

The balance of this CD&A is divided into the following sections:

Section	Description	Page
A	Magna's overall approach to executive compensation	38
B	Compensation governance practices followed by the Board and TOCC	40
C	Detailed description of our executive compensation program	44
D	Compensation risk mitigation practices	53

The Summary Compensation Table follows on page 54.

A. Our Approach to Executive Compensation

Magna is one of the world's largest automotive suppliers and a trusted partner to automakers in the industry's most critical markets — North America, Europe, and China. With a global team of approximately 156,000 employees and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

Magna's executive compensation system is intended to promote realization of the company's vision and strategy using compensation as a tool to deliver the following critical objectives:



Driving Execution of and Accountability for Our Strategic and Business Plans
We seek to reinforce disciplined, effective decision-making by aligning incentives with profitable growth, strong free cash flow generation, and efficient capital allocation that drives the achievement of our business and strategic plans. Short-term incentives are directly tied to business plan metrics that remain largely within the control of Executive Management to promote execution and accountability, while the majority of mid- and long-term incentives are performance-conditioned and vest over multiple years to encourage an ownership mentality.



Rewarding Superior Performance with Superior Compensation
We operate a complex business in an intensely competitive, global automotive manufacturing industry that continues to rapidly evolve. In this context, we recognize that downside risks are more likely than upside opportunities. Our approach to executive compensation recognizes this reality and is built on a belief that superior performance should be rewarded with superior compensation outcomes.



Creating Long-Term Shareholder Value
Magna has a proven history of delivering significant value to shareholders over the long-term. Our executive compensation system is designed to enable resilience by rewarding the maintenance of a strong balance sheet and incenting behaviours that drive value-creation throughout market cycles.



Supporting the Attraction, Motivation and Retention of Top Leadership Talent
We cannot achieve our strategic and business plans, generate superior performance, or harness the power of One Magna to create long-term value without world-class leadership. Accordingly, our compensation system has been structured to support our ability to attract, motivate, and retain top leadership talent.

A summary of our core executive compensation system is below, with the elements of compensation discussed in further detail in Section C of this CD&A.

	Short-Term (1-year)			Mid-Term (3-years)		Long-Term (7-years)
	Base Salary	Performance Cash (STIs)		Performance Equity (MLTIs)		
	Fixed	Adjusted EBIT	Free Cash Flow	ROIC PSUs	rTSR PSUs	Stock Options
Purpose	Compensation for day-to-day responsibilities.	Incents profit-focused decision-making and the achievement of our business plan.	Incents effective working capital and efficient capital expenditure management.	Incents capital efficient value-creation over the mid-term.	Rewards mid-term market outperformance relative to peers competing for investment capital.	Incents absolute share price appreciation.
Features	At or below-market salaries. Generally not adjusted annually.	Fully "at-risk" with payouts ranging from 0-200%. Paid out in cash.		Fully "at-risk" with payouts ranging from 0-200% of the number of PSUs granted. Redeemed by delivery of Magna Common Shares.		Vest over 3-years.

What We Do

Our executive compensation system includes a number of features which are intended to drive effective decision-making and responsible compensation governance, including:

- ✓ At or below-market base salaries, emphasis on performance-based, variable compensation which is fully "at-risk"
- ✓ Balanced short- and mid-term incentives tied to core business and strategic metrics
- ✓ Majority of compensation directly impacted by share price
- ✓ Responsible compensation practices — STI/PSU payout caps, share ownership requirements, clawbacks
- ✓ Benefits which are substantially consistent with those of other employees in the same office/jurisdiction
- ✓ Target total direct compensation regularly benchmarked against compensation peer group
- ✓ Board oversight of executive compensation, primarily through the TOCC
- ✓ Annual Say on Pay

What We Don't Do

Demonstrating our goal of effective compensation governance, there are practices which we expressly prohibit or avoid:

- ✗ No defined-benefit pensions
- ✗ No stock option repricing or backdating
- ✗ No stock option grants below fair market value
- ✗ No hedging or other transactions to limit executives' exposure to loss of value of Magna equity
- ✗ No single-trigger change in control protection
- ✗ No loans to executives or directors
- ✗ No tax gross-ups

How We Aim to Achieve the Objectives of our Executive Compensation System

As noted above, Magna's executive compensation system seeks to promote effective decision-making through balanced incentives, with the goal of driving achievement of the company's business and strategic plans. Balance is intended to include the:

- timeframes over which compensation is determined;
- nature of compensation vehicles — fixed and variable;

- proportions of target TDC represented by fixed and performance-conditioned compensation;
- mix of compensation tools, including cash, share-settled PSUs, and stock options; and
- specific terms applying to each element of compensation.

B. Compensation Governance

Role of the Board and TOCC

The Board oversees our system of executive compensation and satisfies itself on behalf of shareholders that our system is effective in achieving the intended objectives and performance outcomes. The Board also annually assesses the company's performance and that of the Chief Executive Officer in relation to predefined objectives approved by the Board.

The Board has delegated to the TOCC responsibility for annually reviewing, considering and making recommendations related to executive compensation matters, including the application of our executive compensation program to the NEOs discussed in this CD&A, as well as other members of Executive Management.

While some NEOs, such as the Chief Executive Officer, Chief Financial Officer and Chief People Officer, are usually invited to participate in TOCC meetings, final compensation decisions affecting NEOs are typically made by the TOCC without any NEOs present in order to ensure the independence of the decision-making process.

Role of the Chief Executive Officer

The TOCC looks to the Chief Executive Officer to assess the performance, and make recommendations regarding target compensation levels, of his direct reports. Such performance assessments are considered by the TOCC when setting target total direct compensation for such executives. The TOCC also looks to the Chief Executive Officer, Chief Financial Officer and Chief People Officer to put forward their recommendation regarding MLTI awards for other proposed recipients.

Independent Advisors

In reviewing, considering and making recommendations on executive compensation matters, the TOCC considers the advice of the Board's independent advisors, Hugessen and Fasken, including through *in camera* sessions as part of each of the meetings they attend.

Hugessen has acted as the Board's compensation advisor since December 2012 and only provides board-side advice. One or more representatives of Hugessen are invited to attend TOCC meetings at which executive compensation matters are discussed. On executive compensation matters, Hugessen reports directly to and seeks its instructions directly from the TOCC, communicating as needed directly with the TOCC Chair between meetings.

The scope of Hugessen's services generally includes advice related to executive and director compensation program structure and design, benchmarking data and observations, as well as pay for performance analytics. In addition, Hugessen provides contextual information relating to compensation best practices and emerging trends. The specific services provided by Hugessen in 2025 included:

- advice regarding the changes to our executive compensation system, including the change from Pre-Tax Profit to Adjusted EBIT as an STI metric;
- executive compensation and rTSR peer group review;
- NEO compensation benchmarking;
- consideration of and recommendations related to 2025 target compensation levels;
- advice related to 2025 STI and MLTI grants;
- review of the performance and payout of the 2022 Adjusted ROIC and rTSR PSUs redeemed in February 2025;
- general advice and analysis of Magna's NEO compensation outcomes, including realized/realizable and pay for performance considerations; and

- review and advice on compensation outcomes and recommendations presented for TOCC approval, including for the key decisions enumerated in the TOCC's Compensation and Performance Report above.

Hugessen's advice was only one of a number of factors (discussed below) that were reviewed and considered by the TOCC in making its executive compensation recommendations to the Board.

The fees billed by Hugessen for the services it provided in 2025 and 2024 were as set forth below.

Description of Services	2025		2024	
	(C$)	(%)	(C$)	(%)
Executive compensation advisory services	250,000	100	145,000	100
All other services for Magna	NIL	NIL	NIL	NIL
Total	250,000	100	145,000	100

In connection with executive compensation decisions, the TOCC will normally consider a wide range of factors, including:

- alignment of management, employee and shareholder interests to create long-term shareholder value;
- our financial, operating, stock price, ROIC, TSR and rTSR performance;
- long-term strategic objectives;
- compensation risk considerations;
- compensation benchmarking data;
- pay for performance alignment data;
- individual executive performance;
- performance of prior MLTI grants;
- the recommendations of the CEO with respect to his direct reports;
- the advice and recommendations of the TOCC's independent advisors;
- accounting impact and potential dilution to shareholders from equity compensation;
- feedback received from shareholders and other stakeholders;
- information relating to general executive compensation trends and developments; and
- retention, succession and other relevant considerations.

In making recommendations to the Board, the TOCC does not rely solely on any one of the above or other factors.

Compensation Setting Process



The compensation-setting process under the framework involves the following steps:

1. **Review Framework**

   Executive Management, the TOCC, and their advisors review the executive compensation framework in light of the company's updated strategic and business plans to assess whether any structural changes are required. Review of the framework includes consideration of the STI and PSU performance metrics to be applied and their respective weightings, as well as overall pay mix across Base Salaries, STIs and MLTIs. Typically, this is completed between early November of one compensation year and the end of January of the next year.

2. **Set Pay**

   Executive Management reviews with the TOCC and its advisors the proposed performance target(s) for each metric in the compensation framework, based on the company's updated business plan. Factors potentially impacting achievement of the business plan, and thus target levels of performance, are considered to assist the TOCC in understanding potential payout scenarios for the year. Additionally, the CEO proposes target TDC levels and pay mix for members of Executive Management (excluding himself). The TOCC considers the proposals regarding target performance and TDC, makes its determinations *in camera*, and presents its recommendations to the Board for approval and award. Board decisions establishing targets, awarding STIs and granting MLTIs are also made *in camera*. Typically, these steps are completed between early January and mid-March each year.

3. **Monitor Performance**

   Executive Management typically presents quarterly performance updates regarding STIs granted in respect of the current year to support the TOCC's assessment of performance and compensation outcomes relative to expectations for the year.

4. **Prepare for Next Cycle**

   During the year, Executive Management and Hugessen review the company's executive compensation and rTSR peer groups for potential changes based on established screening criteria. Recommended peer group changes, if any, are presented to the TOCC for its consideration and approval, typically by August of each year. Based on the approved peer group, Hugessen updates NEO compensation benchmarking to provide a reference for the following year's compensation cycle.

5. **Review & Approve Outcomes**

   Following the end of a compensation year, Executive Management presents preliminary STI payout outcomes relative to the performance targets approved at the time STIs were awarded. Performance levels of in-flight PSUs are also presented for reference, with specific emphasis on maturing PSUs for which the performance period just completed. To the extent required, the TOCC may apply measured discretion to ensure equitable compensation outcomes in light of a range of internal and external factors. Final STI payout outcomes and maturing PSU payouts are typically presented for TOCC and Board approval in mid-February, with such approvals occurring *in camera*.

Executive Compensation Peer Group

In assessing target TDC levels for members of Executive Management, the TOCC considers benchmarking data from Magna's executive compensation peer group. Such data provides the TOCC with a basis for determining Magna's pay for performance, including through "back-testing" of realizable pay. It also serves as a market reference point in setting compensation within a reasonable competitive range.

Magna's executive compensation peer group currently consists of 14 companies from a broad comparator universe composed primarily of North American publicly traded companies that are direct automotive industry peers, as well as capital goods and technology hardware/equipment comparables. The broad universe of comparator companies was identified and screened by Hugessen based on a range of 1/5x to 5x Magna's Total Revenue and Total Enterprise Value ("TEV").

Magna's executive compensation peer group is reviewed annually. For 2025, the TOCC revised the executive compensation peer group to add Linamar Corporation and Cummins Inc., and to remove Caterpillar Inc., Deere & Company and Honeywell International Inc. The refreshed peer group is more representative of Magna's current size based on TEV and market capitalization, includes a more tailored sub-set of capital goods peers based on size, and increases the weighting of automotive peers.

Automotive	Capital Goods	Technology Hardware & Equipment
Adient plc	Cummins Inc.	Corning Incorporated
Aptiv plc	Eaton Corp.	Jabil Inc.
BorgWarner Inc.	Emerson Electric Co.	
Lear Corporation	Illinois Tool Works Inc.	
Linamar Corporation	Johnson Controls Inc.	
The Goodyear Tire & Rubber Company	Parker-Hannifin Corporation	

rTSR Peer Group

The TOCC also uses a peer group against which performance is assessed for purposes of the rTSR PSUs. The rTSR peer group consists of 10 suppliers selected from a comparator universe of publicly traded North American companies in the automotive industry. The selected peers are considered to be Magna's most direct competitors for business and investor capital, based on factors such as coverage by equity research analysts, as well as inclusion in industry indices and in the peer groups of peer companies. The rTSR peer group also contains the following composite peers and indices, each of which counts as the equivalent of a single company within the peer group:

- a composite peer consisting of two publicly traded, North American automobile OEMs;
- a composite peer consisting of three publicly traded, European automotive suppliers; and
- the S&P 500 index.

The rTSR peer group is also reviewed annually, with no changes made in 2025, and consists of the following:

rTSR Peer Group	
Adient plc	Gentex Corp.
American Axle Manufacturing & Holdings Inc.	Lear Corp.
Autoliv, Inc.	Linamar Corp.
BorgWarner Inc.	Martinrea International Inc.
Dana Incorporated	Visteon Corp.
Ford / General Motors (Composite Peer)	Continental / Forvia / Valeo (Composite Peer)
S&P 500 Index	

C. Magna's 2025 Executive Compensation Program

Our 2025 Named Executive Officers

Magna's Named Executive Officers in 2025 were as follows:

Name/Position	Description
Seetarama S. Kotagiri Chief Executive Officer	Mr. Kotagiri has served as Magna's Chief Executive Officer since January 2021, having held various executive roles in technology and operations across the Magna group of companies over the decade prior to his appointment as Chief Executive Officer. Mr. Kotagiri first joined Magna in 1999.
Philip D. Fracassa Chief Financial Officer	Mr. Fracassa has served as Magna's Chief Financial Officer since September 2025. Mr. Fracassa joined Magna after 20 years at The Timken Company, where he served as Executive Vice-President and CFO since 2014.
John H. Farrell Chief Operating Officer	Mr. Farrell has served as Magna's Chief Operating Officer since November 2024, prior to which he was President, Body & Exterior Systems and Seating. He has held senior operating roles across multiple operating groups between 1993 and 2010, as well as since 2012.
Eric J. Wilds Chief Strategy & Commercial Officer	Mr. Wilds has served as Magna's Chief Strategy & Commercial Officer since October 2024, having served as Magna's Chief Sales & Marketing Officer prior to that. He has held various corporate and operating group commercial roles since joining Magna in 1993.
Tom Rucker Chief People & Business Transformation Officer	Mr. Rucker has served as Magna's Chief People & Business Transformation Officer since November 2024, prior to which he was President, Power & Vision and Complete Vehicles. He has held various operating roles since joining Magna in 2000.
Patrick W.D. McCann Former Chief Financial Officer	Mr. McCann previously served as Magna's Chief Financial Officer from January 2022 until September 2025. Mr. McCann remained in an advisory role with Magna until his retirement in March 2026.

Overview

Our 2025 executive compensation program consisted of the following elements:


Fixed
Base Salary
Performance Cash
Adjusted EBIT STI
Free Cash Flow STI
"At Risk"
Performance Equity
ROIC PSUs
rTSR PSUs
Stock Options

1. **Fixed Compensation / Base Salaries**

During 2025, NEO base salaries were as follows:

Name	Base Salary ($)
Seetarama S. Kotagiri	1,250,000
Philip D. Fracassa[1]	750,000
John H. Farrell	750,000
Eric J. Wilds	750,000
Tom Rucker	750,000
Patrick W.D. McCann[2]	750,000

Notes:

[1] Mr. Fracassa joined Magna on September 10, 2025 in the role of CFO. Amount shown above reflects Mr. Fracassa's annualized salary. For 2025, Mr. Fracassa was paid a prorated salary based on his actual start date.

[2] Mr. McCann served as CFO from January 1, 2022 until September 10, 2025, and remained in an advisory capacity until March 1, 2026. Amount shown reflects his salary for the full year.

The salary bands shown above remain at- or below-market standards for equivalent roles in our executive compensation peer group.

2. **Performance Cash / STIs**

NEOs other than Mr. Fracassa were awarded performance-based cash incentives tied to two metrics critical to the operation of Magna's business and how Executive Management delivers value to shareholders through execution of the company's annual business plan — Adjusted EBIT and Free Cash Flow. Both the Adjusted EBIT STI and the Free Cash Flow STI are "at risk" and payouts are capped at a maximum of 200% of the target opportunity.

Recognizing Mr. Fracassa's lack of involvement in setting prior business plan targets, and given the timing of his start date within the year, Mr. Fracassa's 2025 STI consisted of a discretionary bonus target set at $1,050,000 (annualized), which was prorated to reflect his actual start date. As of 2026, Mr. Fracassa's STIs are consistent with other NEOs at Magna.

Target performance levels for the 2025 STIs were aligned with our 2025 business plan targets. In assessing final 2025 Adjusted EBIT STI payouts, the TOCC considered: the dynamic tariff environment at the time the 2025 business plan was approved, including rapidly changing tariff rates and policies outside management's control; the Company's actual gross tariff exposure in the year relative to business plan assumptions; management's efforts in mitigating or offsetting a significant majority of such tariff exposures; the impact of unmitigated tariff costs on Adjusted EBIT; management's achievements during 2025 with respect to reuse of capital, operational excellence initiatives, and resolution of commercial items; as well as other factors. Following a detailed review, consideration of the foregoing factors and consultation with the TOCC's independent advisor, the TOCC applied measured discretion to increase Adjusted EBIT by $70 million to $2,434 million for compensation purposes and approved the Adjusted EBIT STI payouts on this basis. The graphs and tables that follow set forth the performance and payout scales for the 2025 STI metrics, as well as actual performance and payout levels.



Adjusted EBIT - 75% STI

BP25 Target	$2,223
Actual	$2,434
Performance	109.5%
Payout	**122.5%**



FCF - 25% STI

BP25 Target	$881
Actual	$1,907
Performance	216.5%
Payout	**200.0%**

Note:
[1] Adjusted EBIT STI and Free Cash Flow STI performance and payout levels are as follows (interpolation applies for points between payout levels):

Performance	Adjusted EBIT/ Free Cash Flow	Payout (% of Target)
Maximum	Target +25%	200
Target Range	Business Plan	100
Threshold	Target -50%	25
Below Threshold	<Target -50%	0

Based on our Adjusted EBIT and Free Cash Flow performance in 2025, STI payouts to NEOs were as set forth in the table below.

Name	Adjusted EBIT STI ($)	Free Cash Flow STI ($)	Total STI ($)
Seetarama S. Kotagiri	4,367,000	2,370,000	6,737,000
Philip D. Fracassa	NIL	NIL	326,000[1]
John H. Farrell	1,593,000	860,000	2,253,000
Eric J. Wilds	1,188,000	640,000	1,828,000
Tom Rucker	1,005,000	540,000	1,545,000
Patrick W.D. McCann[2]	1,372,000	740,000	2,112,000

Notes:
[1] Compensation shown reflects Mr. Fracassa's 2025 discretionary bonus STI prorated to reflect his start date of September 10, 2025.
[2] Mr. McCann served as CFO until September 10, 2025, and remained in an advisory capacity until March 1, 2026.

3. Performance Equity / MLTIs

With the exception of Mr. Fracassa, NEOs were awarded performance-based MLTIs in the form of three-year ROIC PSUs and rTSR PSUs, as well as seven-year incentive stock options. PSUs represent the majority (60%) of the aggregate target MLTI grant value, are performance-conditioned, and are "at risk", with payouts capped at 200% of the target number of PSUs granted. For 2025, Mr. Fracassa's mid-term incentive target was established at $2,700,000 (annualized) and awarded in the form of a three-year RSU grant redeemable on December 1, 2027, which was prorated to reflect his actual start date. MLTIs granted to NEOs in 2025 were as set forth in the table below.

Name	ROIC PSUs ($/#)	rTSR PSUs ($/#)	Stock Options ($/#)	RSUs ($/#)	Aggregate MLTI ($)
Seetarama S. Kotagiri	4,600,000	2,300,000	4,600,000		11,000,000
	117,557	58,778	486,258		
Philip D. Fracassa	—	—	—	837,000[1]	837,000
				18,522[1]	
John H. Farrell	1,248,000	624,000	1,248,000		3,120,000
	31,894	15,947	131,924		
Eric J. Wilds	984,000	492,000	984,000		2,460,000
	25,147	12,573	104,017		
Tom Rucker	864,000	432,000	864,000		2,160,000
	22,080	11,040	91,332		
Patrick W.D. McCann[2]	1,104,000	552,000	1,104,000		2,760,000
	28,214	14,107	116,702		

Notes:
[1] Amounts shown reflect Mr. Fracassa's 2025 RSU grant prorated to reflect his start date of September 10, 2025.
[2] Mr. McCann served as CFO from January 1, 2025, until September 10, 2025, and remained in an advisory capacity until his retirement on March 1, 2026. Mr. McCann's MLTIs will be treated in accordance with the terms applicable to a retirement under the relevant MLTI plans and award agreements.

ROIC PSUs

The ROIC PSUs are intended to incent and reward capital-efficient value creation over a three-year performance period. The performance period for the ROIC PSUs granted in 2025 is January 1, 2025 to December 31, 2027.

The number of ROIC PSUs realized by an NEO following the performance period depends on the target number granted, Magna's return on invested capital performance and the payout scale approved by the TOCC. The maximum number of ROIC PSUs that can be realized is capped at 200% of target, but ultimately no PSUs may be earned if ROIC performance fails to meet the minimum payout threshold.

The dollar value of compensation realized by an NEO following the performance period will depend on the final number of ROIC PSUs redeemed, as well as the trading price of our Common Shares.

When the 2025 ROIC PSUs are redeemed following the performance period, we will deliver Common Shares acquired on the market under our share repurchase program, with dividends credited in the form of additional units based on the final number of ROIC PSUs.

The TOCC may exercise its informed judgement to address various situations in order to ensure consistency and comparability in ROIC goal-setting and measurement.

The table below sets forth the payout scale for the ROIC PSUs (interpolation applies for points between the payout levels). Target performance levels for the 2025 ROIC PSUs were set with reference to Magna's 2025 business plan.

Performance Level	ROIC	Payout (% of Target)
Maximum	Target +25%	200
Target	Business Plan +/-10%	100
Threshold	Target -50%	25
Below Threshold	<Target -50%	0

Other than what is described above, the company does not disclose the specific individual ROIC target levels included within the company's business plan. Such business plan targets are based on confidential internal forecasts and projections that would negatively impact our competitive position and would seriously prejudice the company's interest if disclosed.

Since Magna operates in a cyclical industry, we average the implied payout for each of the three individual years of the performance period to determine the actual ROIC PSU payout. This means that a year of ROIC performance that is below the threshold level will count as 0% in the payout calculation, but cannot be a negative percentage. The effect of this is that the ROIC PSU payout will not directly correspond to our three-year average ROIC. By calculating ROIC PSU payout based on the average implied payouts for each of the years in the performance period, extreme outlier years cannot have a disproportionate impact on the payout calculation. The feature also operates to place a cap on ROIC performance above the maximum level, thus preventing positive outlier years from having a disproportionate impact on the payout calculation.

rTSR PSUs

The rTSR PSUs are intended to incent and reward creation of shareholder value, relative to the companies in our rTSR peer group. The performance period for the rTSR PSUs granted in 2025 is January 1, 2025 to December 31, 2027.

The number of rTSR PSUs realized by an NEO following the performance period depends on the target number granted, Magna's three-year rTSR performance and the payout scale approved by the TOCC. The number of rTSR PSUs that can be realized is capped at 200% of target, and no rTSR PSUs would be paid for rTSR performance below the 25th percentile of the rTSR peer group. The dollar value of compensation realized by an NEO following the performance period will depend on the final number of rTSR PSUs paid out, as well as the trading price of our Common Shares. When the 2025 rTSR PSUs are redeemed following the performance period, we will deliver Common Shares acquired on the market under our share repurchase program, with dividends credited in the form of additional units based on the final number of rTSR PSUs.

The table below sets forth the payout scale for the rTSR PSUs (interpolation applies for points between the payout levels).

Performance Level	Three-year rTSR (Percentile)	Payout (% of Target)
Maximum	>75th	200
Above Target	65th	150
Target	50th	100
Below Target	35th	50
Threshold	<25th	0

As an exception to the foregoing payout scale, if the company's three-year rTSR is greater than the target level, thus demonstrating value creation, but absolute three-year TSR is negative, the number of rTSR PSUs paid out will be capped at the target level. This feature recognizes that payouts should not exceed target where shareholders have experienced a deterioration in the absolute value of their holdings.

Stock Options

Stock options serve as a tool to incent absolute share price returns over the long-term (seven years). Magna's stock options vest in equal one-third tranches on the first three anniversaries of the grant date and expire on the seventh anniversary of the grant date. The TOCC is committed to responsible option granting practices, including by maintaining annual option grants to all participants below 1% of our issued and outstanding Common Shares. Options are not priced during trading blackouts and are granted at an exercise price equal to the market price on the NYSE.

Stock options are typically granted in late February or early March of the year. Stock options in respect of 2025 compensation were granted on February 18, 2025, at an exercise price of $37.85, under our 2025 Stock Option Plan which is discussed in further detail under "Incentive Plans and Awards".

If an NEO ceases to be employed by Magna (including any of its affiliates) within one year following the date of a stock option exercise, they must hold Magna Common Shares with a market value (at the exercise date) equal to the net after-tax gain until the one-year anniversary of the exercise date.

Employment Contracts

Each NEO is subject to an employment agreement that specifies various key terms, including:

- target total TDC, including base salary, as well as target STI and MLTI values together with performance terms;
- standard benefits to be provided;
- compensation claw-back terms;
- the equity maintenance requirement applicable to the executive;
- terms applicable in different end of employment scenarios; and
- the executive's post-contractual obligations.

NEO employment contracts are not guaranteed for any specified time and are terminable on notice. In accordance with their employment contracts, NEOs are entitled up to 24 months' severance (the "Notice Period") in the event of termination without cause. Severance payments are based on an NEO's base salary and STIs for the two most recently completed fiscal years prior to termination.

A summary showing the treatment of each compensation element in different termination scenarios is set forth below under "Summary of Treatment of Compensation on Resignation, Retirement, Termination or Change in Control".

We maintain "double trigger" change in control protection for the NEOs; however, such protection does not provide any enhanced severance. The primary benefit is the acceleration of any unvested stock options in the event that a change in control is followed by termination of employment or constructive dismissal for "good reason".

In a change in control scenario, treatment of outstanding stock options will need to be addressed by the TOCC based on the specific context of the transaction. For example, in some circumstances, outstanding options could become exercisable into equity of the acquiror or, alternatively, could be accelerated. In either such case, there would be no incremental benefit to the executive as a result of this change in control protection.

An NEO may only claim "good reason", and thus trigger the acceleration of unvested stock options, in a change of control context in the event of the following:

- a material reduction in the executive's position, duties, authority or responsibilities;
- Magna requiring the executive to work at a location that is more than 100 kms from where they are based at the time of the change in control; or
- any other action that would constitute constructive dismissal at law.

Benefits

Benefits provided to NEOs are generally the same as those provided to other employees in the same country. For example, NEOs receive the same medical, dental insurance and disability benefits as other managerial employees in the same country. As discussed earlier, Magna does not provide a defined benefit pension plan to NEOs, consistent with our compensation approach to employees generally.

During 2025, we provided limited "perks" to NEOs, including limited access to corporate aircraft for personal use, when not required for business purposes and subject to reimbursement of the company's aggregate incremental cost of the personal flight. The company's aggregate incremental cost consists of all variable costs for operating the aircraft for the personal flight, including fuel, maintenance, customs charges, landing and handling fees, data and communications charges, deadhead flight expenses and any other similar costs. Since Magna's aggregate incremental cost is fully reimbursed, there is no disclosable perk amount in the Summary Compensation Table. During 2025, there were no personal use flights of the corporate aircraft.

Magna maintains corporate access privileges for business purposes to the dining room, boardroom and other facilities of a third-party owned golf course adjacent to the company's head office. As part of such access, NEOs may utilize the golf club's facilities for personal use at their own expense.

Executive Equity Ownership

Each NEO is subject to an equity maintenance requirement set forth in his employment contract. If an NEO's total TDC is increased, their equity maintenance requirement increases proportionally, subject to a three-year period in which to achieve the new level. In assessing compliance with the equity maintenance requirement, NEOs' Common Shares and equivalents (RSUs and PSUs at target, but excluding TFG PSUs) are counted. Unexercised stock options are not counted in determining compliance with the equity maintenance requirement. Each NEO exceeds the minimum equity maintenance requirement.

Name	Equity Maintenance Requirement ($)	Qualifying Equity (#)	Value of Qualifying Equity[1] ($)	Equity Maintenance Requirement Status
Seetarama S. Kotagiri	8,000,000	1,171,177	62,424,000	Exceeds
Philip D. Fracassa	1,800,000	118,349	6,308,000	Exceeds
John H. Farrell	2,250,000	248,931	13,268,000	Exceeds
Eric J. Wilds	1,800,000	224,753	11,979,000	Exceeds
Tom Rucker	1,600,000	201,091	10,718,000	Exceeds
Patrick W.D. McCann	2,000,000	227,375	12,119,000	Exceeds

Note:
[1] The value shown was determined using the closing price of Magna Common Shares on the NYSE on December 31, 2025.

Anti-Hedging Restrictions

Executives are forbidden from engaging in activities that would enable them to improperly profit from changes in the value of our Common Shares or reduce their economic exposure to a decrease in the value of our Common Shares. Prohibited activities include "puts", "collars", equity swaps, hedges, derivative transactions and any transaction aimed at limiting an executive's exposure to a loss or risk of loss in the value of the Magna securities that he or she holds.

Automatic Securities Disposition Plans

Subject to applicable law, executives are permitted to enter into automatic securities disposition plans ("ASDPs"), which are also known as Rule 10b5-1 Plans. Such plans allow executives to establish a plan for the sale of Common Shares held by the executive and exercise of stock options granted to them, subject to meeting all legal requirements applicable to such plans. Among other things, an executive may only enter into, modify or terminate a plan while he or she is not under a trading blackout or otherwise in possession of material non-public information. None of the NEOs had an ASDP in place during 2025.

Summary of Treatment of Compensation on Resignation, Retirement, Termination, or Change in Control

A summary showing the treatment of each compensation element in different termination scenarios is set forth below.

Element of Compensation	Resignation	Retirement	Termination — Cause	Termination — No Cause	Termination Without Cause on Change in Control[1]
Fixed Compensation — Base Salary and Performance Cash — STIs	Prorated to effective date	Prorated to effective date	Prorated to effective date	Average of compensation excluding MLTIs for up to the last two completed fiscal years paid out over severance period (up to 24 months) as salary continuation.	Average of compensation excluding MLTIs for up to the last two completed fiscal years paid out over severance period (up to 24 months) as salary continuation
Performance Equity — ROIC PSUs and rTSR PSUs	Forfeiture of unredeemed PSUs	PSUs granted in complete years prior to the termination date are redeemed on the regular payout date, subject to performance conditions established at time of grant. PSUs granted in year of retirement are redeemed on regular payout date, subject to performance conditions established at time of grant and proration to reflect the proportion of the year worked.	Forfeiture of unredeemed PSUs	PSUs granted in complete years prior to the termination date are redeemed on the regular payout date, subject to performance conditions established at time of grant. PSUs granted in year of termination are redeemed on regular payout date, subject to payout conditions established at time of grant and proration to reflect the proportion of the year worked.	Plan administrator can take such steps as necessary to convert or exchange the outstanding PSUs into securities of substantially equivalent value in any entity participating in or resulting from a change in control.
Stock Options	Unvested options forfeited; unexercised options expire on earlier of option expiry date and three months after effective date of resignation.	Unvested options accelerate; unexercised options expire on earlier of option expiry date and three years after effective date of retirement.	All unexercised options are forfeited on effective date of termination.	Unvested options forfeited; unexercised options expire on earlier of option expiry date and three months after effective date of termination.	Unvested options accelerate; unexercised options expire on earlier of option expiry date and 12 months after Notice Period (as defined above).
TFG PSUs	Forfeiture of unredeemed PSUs	PSUs associated with a hurdle that has been achieved will be paid out in accordance with terms established at time of grant, subject to proration to reflect the proportion of the performance period worked.	Forfeiture of unredeemed PSUs	Forfeiture of unredeemed PSUs	The Plan administrator may accelerate the vesting of TFG PSUs associated with a hurdle that had been achieved prior to announcement of the change in control.
Benefits & Perks	ESL Minimum[2]	ESL Minimum[2]	ESL Minimum[2]	ESL Minimum[2]	ESL Minimum[2]
Pension	None	None	None	None	None

Notes:
[1] Assumes Magna is a continuing entity following the change in control.
[2] Statutory minimums applicable under employment standards legislation in the jurisdiction in which the NEO is employed.

Summary of Incremental Severance, Termination and Change in Control Payments

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of their employment following resignation, normal retirement, termination without cause, termination with cause and termination without cause on change in control. For stock options, the values shown represent the in-the-money value of any grants the vesting of which would accelerate as a result of each termination circumstance below.

		Resignation	Retirement	Termination — Cause	Termination Without Cause ($)	Termination Without Cause on Change in Control ($)
Seetarama S. Kotagiri						
Severance		NIL	NIL	NIL	13,910,000	13,910,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	7,755,000	NIL	NIL	7,755,000[1]
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	7,755,000	NIL	13,910,000	21,665,000
Philip D. Fracassa						
Severance		NIL	NIL	NIL	1,076,000	1,076,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	NIL	NIL	NIL	NIL
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	NIL	NIL	1,076,000	1,076,000
John H. Farrell						
Severance		NIL	NIL	NIL	5,374,000	5,374,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	2,093,000	NIL	NIL	2,093,000[1]
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	2,093,000	NIL	5,374,000	7,467,000
Eric J. Wilds						
Severance		NIL	NIL	NIL	4,496,000	4,496,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	1,675,000	NIL	NIL	1,675,000[1]
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	1,675,000	NIL	4,496,000	6,171,000
Tom Rucker						
Severance		NIL	NIL	NIL	4,016,000	4,016,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	1,452,000	NIL	NIL	1,452,000[1]
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	1,452,000	NIL	4,016,000	5,468,000
Patrick W.D. McCann[2]						
Severance		NIL	NIL	NIL	4,375,000	4,375,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	1,823,000	NIL	NIL	1,823,000[1]
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	1,823,000	NIL	4,375,000	6,198,000

Note:

[1] Represents the in-the-money value of options, the vesting of which is accelerated in case of a change in control followed by an act of "good reason" resulting in a "double-trigger change" in control, using the closing price of Magna Common Shares on the NYSE on December 31, 2025.

[2] Mr. McCann transitioned from his role of CFO as of September 10, 2025, and remained with Magna in an advisory capacity until he retired on March 1, 2026.

D. Compensation Risk Management

Overall Level of Compensation Risk is Reasonable in Light of Nature of Magna's Business and Industry

The TOCC has considered whether Magna's executive compensation system may encourage excessive risk taking. The TOCC concluded that the potential risks created by any particular element of the system are appropriately mitigated by other elements and that the overall level of risk is reasonable in light of the nature of Magna's business and the automotive industry. In reaching this conclusion, the TOCC considered the methods described below, which are employed to help establish an appropriate balance between risk and reward, as well as to encourage responsible decision-making:

- Board/TOCC oversight of executive compensation generally;
- independent advice and recommendations on compensation matters provided by compensation consultants and legal advisors directly selected and retained by the TOCC;
- Board/TOCC discretion to determine target total compensation;
- complete Board/TOCC discretion over the form of STIs and LTIs;
- mix of compensation vehicles and metrics;
- links between executive compensation and consequences of management decision-making;
- the 200% cap on STIs relative to the target opportunity;
- the 200% cap on the maximum number of ROIC and rTSR PSUs that can be realized relative to the target opportunity;
- compensation clawback policy consistent with the requirements set out in Section 303A.14 of The New York Stock Exchange Listed Company Manual;
- forfeiture risk applicable to PSUs and stock options in certain circumstances;
- significant levels of personal wealth "at risk" due to equity maintenance requirements;
- post-retirement holdback of option shares resulting from option exercises occurring within one-year prior to retirement; and
- anti-hedging restrictions.

Beyond the compensation-specific features which help mitigate risk, the TOCC also assesses the broader context of Board oversight and controls which serve to mitigate the potential for excessive risk taking by Executive Management. These controls include:

- Annual Board approval of rolling three-year business plans and seven-year strategic plans;
- Board approval of annual capital expenditures budget;
- Board control over return of capital to shareholders through dividends and annual share repurchase budgets; and
- Board approval of all acquisitions or dispositions with an enterprise value in excess of $250 million, as well as joint ventures or partnerships requiring an investment of such amount.

When these controls are considered along with the compensation features above, the TOCC is satisfied that the theoretical potential for excessive risk taking by Executive Management is sufficiently moderated by adequate Board oversight and compensation disincentives.

Summary Compensation Table

The following table sets forth a summary of all compensation earned in respect of 2025, 2024 and 2023 by the individuals who were our Named Executive Officers during 2025. All amounts are presented in U.S. dollars and have been rounded to the nearest thousand.

Name and Principal position	Year	Salary ($)	Share-based awards[1] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual[4] ($)	Long-term ($)			
Seetarama S. Kotagiri President and Chief Executive Officer	2025	1,250,000	6,900,000	4,600,000	6,737,000	NIL	NIL	NIL	19,487,000
	2024	1,250,000	6,600,000	4,400,000	4,673,000	NIL	NIL	NIL	16,923,000
	2023	325,000	6,600,000	4,400,000	5,633,000	NIL	NIL	NIL	16,958,000
Philip D. Fracassa Chief Financial Officer	2025	232,000	5,337,000[2]	NIL	826,000	NIL	NIL	NIL	6,395,000
	2024	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2023	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
John H. Farrell Chief Operating Officer	2025	750,000	1,872,000	1,248,000	2,253,000	NIL	NIL	NIL	6,123,000
	2024	750,000	1,800,000	1,200,000	1,621,000	NIL	NIL	NIL	5,371,000
	2023	325,000	1,080,000	720,000	2,862,000	NIL	NIL	NIL	4,987,000
Eric J. Wilds Chief Strategy & Commercial Officer	2025	750,000	1,476,000	984,000	1,828,000	NIL	NIL	NIL	5,038,000
	2024	750,000	1,386,000	924,000	1,168,000	NIL	NIL	NIL	4,228,000
	2023	325,000	960,000	640,000	1,898,000	NIL	NIL	NIL	3,823,000
Tom Rucker Chief People and Business Transformation Officer	2025	750,000	1,296,000	864,000	1,545,000	NIL	NIL	NIL	4,455,000
	2024	750,000	1,206,000	804,000	971,000	NIL	NIL	NIL	3,731,000
	2023	325,000	960,000	640,000	1,898,000	NIL	NIL	NIL	3,823,000
Patrick W.D. McCann Former Chief Financial Officer	2025	750,000	1,656,000	1,104,000	2,112,000	NIL	NIL	NIL	5,622,000
	2024	750,000	1,584,000	1,056,000	1,385,000	NIL	NIL	NIL	4,775,000
	2023	325,000	960,000	640,000	1,898,000	NIL	NIL	NIL	3,823,000

Notes:

1. Amounts disclosed in this column represent the grant value (at target) of PSUs except in the case of Mr. Fracassa for whom the amount disclosed represents RSUs.

2. The amount disclosed represents:

   a. $837,000 representing Mr. Fracassa's prorated 2025 mid-term incentive RSU grant, based on an annualized target of $2,700,000 and his start date of September 10, 2025; and

   b. a one-time, $4,500,000 RSU grant to compensate Mr. Fracassa for forfeited compensation related to resignation from his prior employment to assume the CFO role at Magna. This RSU grant vests in equal 25% tranches in February 2026, 2027, 2028, and 2029.

3. Amounts disclosed in this column represent the compensation value intended to be conferred by the Board in the form of the stock options as discussed in the Compensation Discussion & Analysis section of this Circular. In valuing such options, the TOCC initially makes reference to the value of a time-vested stock option determined using the Black-Scholes option pricing model. For stock options granted in 2025, the TOCC referred to the calculated Black-Scholes value to determine the number of stock options to be granted for the applicable compensation value, and applied a cap of 25% of the market/option exercise price of Magna Common Shares at the date of grant. In any given year, the TOCC may apply a 20% floor or a 25% cap to the market/option exercise price of Magna Common Shares at the date of the grant. The cap and floor limits represent a prudent practice intended to prevent an excessive number of stock options being granted in any year and to normalize volatility driven deviations from the median and average trends in Black-Scholes values for the company's stock options over a rolling ten-year period.

The Black-Scholes option pricing model requires the input of a number of assumptions, including expected time until exercise, expected stock price volatility, risk-free interest rates and expected dividend yields. Although the assumptions used reflect our best estimates, they involve inherent uncertainties based on market conditions generally outside Magna's control. If other assumptions are used, the stock option value disclosed could be significantly impacted. The weighted average assumptions used in measuring the Black-Scholes fair value for the stock options granted in each of 2025, 2024 and 2023, as well as any applied cap or floor values, are as follows:

	2025	2024	2023
Grant date stock price (NYSE)	$39.13	$54.69	$56.12
Expected time until exercise	5.0 yrs	5.0 yrs	5.0 yrs
Expected volatility	30.3%	37.8%	38.0%
Risk Free Rate	4.33%	4.14%	4.30%
Expected dividend yield	2.0%	2.0%	2.0%
Grant Date Fair Value per option (rounded)	$10.58	$18.03	$19.00
Actual Black-Scholes ratio	28.0%	32.9%	33.9%
Applied Cap / Floor	25%	25%	—

[4] Amounts disclosed in this column represent the aggregate STI paid in cash annually. In the case of Mr. Fracassa, the amount consists of his discretionary bonus of $326,000 and a one-time award of $500,000 for forfeited cash compensation related to resignation from his prior employment to assume the CFO role at Magna.

Magna's Total Shareholder Return Performance

The graph below shows the five-year total return of Magna Common Shares on the TSX and NYSE as compared to the S&P/TSX and S&P500 composite indices, respectively, assuming investment of C$100 and $100 on December 31, 2020 and reinvestment of dividends.



	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Magna Common Shares (TSX)	C$100.00	C$115.87	C$ 88.57	C$ 94.31	C$ 75.39	C$ 96.24
S&P/TSX Total Return	C$100.00	C$125.09	C$117.78	C$131.62	C$160.12	C$210.84
Magna Common Shares (NYSE)	$100.00	$116.62	$ 83.26	$ 90.58	$ 66.74	$ 89.23
S&P500 Total Return	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16

If a shareholder had invested C$100 in Magna Common Shares on the TSX on December 31, 2020, the cumulative value of that investment would be C$96.24 as at December 31, 2025. In the case of an investment of $100 in Magna Common Shares on the NYSE on the same date, the total cumulative value of that investment would be $89.23 as at December 31, 2025. In each such case, the cumulative growth in value lagged the applicable index by the end of the five-year period. Potential considerations include the differential impact of COVID-related lockdowns, semiconductor chip shortages, inflationary cost increases, changes to global tariff policies, and economic cyclicality on Magna as compared to other companies and industries represented in the indices.

Incentive Plans and Awards

2025 Stock Option Plan

Stock options granted in 2025 and onwards are made under the 2025 Incentive Stock Option Plan ("2025 Stock Option Plan"), which was approved by shareholders on May 8, 2025. The 2025 Stock Option Plan is administered by the TOCC and is summarized below.

Eligible Participants:

Current, actively employed employees of Magna or any of Magna's subsidiaries are eligible for grants under the 2025 Stock Option Plan. While we expect that options will primarily be granted to members of Magna's Executive Management and other senior leaders, eligibility is not limited to such leaders. Independent consultants are **not** eligible participants. However, if an eligible participant transitions from an employment relationship to a consulting relationship, this is not treated as a termination of service for purposes of vesting and exercisability of prior option grants.

Non-executive directors are **not** eligible participants under the 2025 Stock Option Plan.

Plan Administrator:

Magna's Board is the Plan Administrator, except to the extent it has delegated responsibilities to the TOCC. The Board has delegated general responsibility to the TOCC to make recommendations related to executive and incentive compensation and has delegated to the TOCC specific responsibility for:

- determining the employees to whom option grants will be made;

- establishing the terms applying to any grant of options;

- making determinations related to cancellation, amendment, adjustment, acceleration, termination, waiver of termination or any other changes to any grant of options under the 2025 Stock Option Plan;

- interpreting the 2025 Stock Option Plan and any option grant thereunder, as well as adopting, amending, prescribing and rescinding administrative guidelines and other rules and regulations relating to the plan and any option grant thereunder; and

- making all other determinations and taking all other actions necessary or advisable for the implementation and administration of the plan and any grant agreement thereunder.

Limits on Insider Participation:

The maximum number of Common Shares:

(a) issued to Magna "insiders" within any one-year period; and

(b) issuable to Magna "insiders" at any time,

under the 2025 Stock Option Plan, the 2022 Treasury Performance Stock Unit Plan, the 2009 Plan and any other "security-based compensation arrangement" (as defined in the TSX Company Manual), shall not exceed 10% of Magna's total issued and outstanding Common Shares. Other than this limit, the 2025 Stock Option Plan does not provide for a maximum number of Common Shares that may be issued to one participant.

Method of Determining Exercise Price:

The exercise price applicable to any option will be established at the time of grant but cannot be less than the closing price of a Common Share on the trading day immediately prior to the date of grant on the NYSE.

The exercise price must be paid at the time options are exercised. We will not provide any financial assistance to Participants in order to facilitate the exercise of options.

Vesting Terms:	Options granted to Participants vest and are exercisable as to 1/3 on each of the first three anniversaries of the date of grant, unless otherwise determined by the Plan Administrator.
Option Term:	Options expire on the seventh anniversary of the date of grant, unless:

- expiry is accelerated as set forth in the 2025 Stock Option Plan; or

- the Plan Administrator determines otherwise at the time of grant.

Options due to expire within, or within two business days after the end of, a blackout period established by the Corporation, expire instead on the tenth business day following the expiry of the blackout period.

Accelerated Expiry:	Where a Participant's employment terminates by reason of death, disability or retirement, all options granted to the Participant under the 2025 Stock Option Plan (whether or not vested and exercisable) may be exercised by the Participant until the earlier of the date on which the exercise period otherwise would have expired and:

- one year from a Participant's death;

- three years from a Participant's disability or retirement, in the case of employee Participants; or

- one year from the date of a consultant Participant's disability or completion of service under the applicable consulting agreement or arrangement.

Where an employee Participant is terminated without cause or voluntarily resigns, all vested options which are exercisable by the Participant on the effective date of termination (the "Termination Date") remain exercisable until the earlier of the date:

- on which the exercise period of the option otherwise would have expired; and

- that is three months after the Termination Date.

Where an employee Participant is terminated for cause, all options held by such Participant (whether or not exercisable) immediately expire and are cancelled.

Where a consultant Participant's consulting agreement or arrangement is terminated other than as a result of a breach, or voluntarily terminated by the consultant Participant, vested options which are exercisable by such Participant on the Termination Date remain exercisable until the earlier of the date:

- on which the exercise period for the option otherwise would have expired; and

- that is three months after the Termination Date.

Where a consultant Participant's consulting agreement or arrangement is terminated for breach, all options held by such Participant (whether or not vested and exercisable) immediately expire and are cancelled.

Where an employee Participant is employed within a business unit or subsidiary that is sold or disposed, all vested options which are exercisable by the Participant on the completion of such sale or disposition (the "Disposition Date") remain exercisable until the earlier of the date:

- on which the exercise period of the option otherwise would have expired; and

- that is one year after the Disposition Date.

Under the 2025 Stock Option Plan, the Plan Administrator has discretion to permit the exercise of any or all options held by a Participant (whether or not vested and exercisable) up to, but not beyond, the original option expiry date in situations where the expiry would otherwise have been accelerated.

Participants cease to be eligible to receive further grants of options following their death, disability or retirement, or upon written notification that their employment, term of office, consulting agreement or arrangement has been terminated.

Effect of Expiry, Surrender or Cancellation of Options:	Common Shares underlying options which expire, or are surrendered or cancelled, are added back to the number of Common Shares reserved for issuance under the 2025 Stock Option Plan and are available for re-grant under the 2025 Stock Option Plan.
Assignability:	Subject to certain exceptions with respect to the death of a Participant and applicable TSX rules and policies and applicable law, options granted under the 2025 Stock Option Plan may only be exercised during the lifetime of the Participant and must be exercised personally. Except as permitted by the Plan Administrator, optionees may not assign or transfer options except to certain permitted assigns.

Change in Control: A "Change in Control" means:

- completion of a transaction in which all of our Common Shares are acquired;

- completion of a transaction in which all or substantially all of our assets are sold, other than to a "related party"; or

- the dissolution or liquidation of Magna, except in connection with the distribution of assets to a "related party".

If Magna becomes aware of or enters into a transaction which would be a Change in Control, the Plan Administrator has discretion to, among other things, accelerate vesting of stock options so that they may be exercised on or prior to the completion of the Change in Control transaction. The Plan Administrator may also convert or exchange options under the 2025 Stock Option Plan into options, rights or other securities of any entity participating in or resulting from the Change in Control.

The 2025 Stock Option Plan will terminate on completion of a "Change in Control" in which the Plan Administrator has accelerated vesting of options under the 2025 Stock Option Plan.

Plan Amendment Procedure: The 2025 Stock Option Plan may generally be amended, suspended or discontinued by the Board, without having to obtain shareholder approval. However, shareholder approval is required for the following amendments:

- an increase in the number of Common Shares reserved for issuance under the 2025 Stock Option Plan, <u>except</u> for adjustments resulting from a reorganization, recapitalization or other event specified in Section 5.2 of the 2025 Stock Option Plan (a "Share Adjustment Event");

- a reduction in the exercise price of an option held by an insider of the Corporation, <u>except</u> for the purpose of maintaining option value in connection with a Share Adjustment Event;

- an extension of the term of an option held by an insider (other than an extension to 10 business days after the end of a blackout period if the expiry date would otherwise fall within or within 2 days after the end of a blackout period);

- any increase to the 10% insider limit or the elimination of the 10% insider limit altogether;

- any amendment to eligible participants to permit the introduction of non-employee directors on a discretionary basis;

- any amendment to permit options granted under the 2025 Stock Option Plan to be transferrable or assignable other than for normal estate settlement purposes; and

- any amendment to the list of matters requiring shareholder approval other than the addition of matters to be subject to shareholder approval.

The Plan Administrator may, subject to regulatory approval, where required, in its sole discretion and without shareholder approval, make all other amendments to the 2025 Stock Option Plan that are not contemplated above. Some examples of amendments which could be made without shareholder approval include:

• amendments of a "house-keeping nature" or clerical nature, including those required to clarify any ambiguity or rectify any inconsistency in the 2025 Stock Option Plan;

• amendments required to comply with mandatory provisions of applicable law, including the rules and regulations of the TSX or NYSE;

• amendments which are advisable to accommodate changes in tax laws;

• amendments to the vesting provisions of any grant under the 2025 Stock Option Plan; and

• amendments to the terms of an option grant in order to maintain option value in connection with a Share Adjustment Event.

2025 Option Plan Available on Magna.com	The full text of the 2025 Stock Option Plan is available on our website (www.magna.com).
2009 Plan	Stock options granted prior to 2025 were made under the Amended and Restated Incentive Stock Option Plan ("2009 Plan"), which was approved by shareholders on May 6, 2010. The 2009 Plan is administered by the TOCC and is summarized below.
Eligible Participants Under 2009 Plan	Under the 2009 Plan, stock options were granted to employees of and consultants to Magna and its subsidiaries. Following the approval of the 2025 Stock Option Plan on May 8, 2025, no further stock option grants are permissible under the 2009 Plan.
Limits on Insider Participation	The maximum number of Common Shares:

• issued to Magna "insiders" within any one-year period; and

• issuable to Magna insiders at any time,

under the 2009 Plan, 2022 Treasury PSU Plan, 2025 Stock Option Plan and any other security-based compensation arrangement (as defined in the TSX Company Manual) shall not exceed 10% of Magna's total issued and outstanding Common Shares. Other than this limit, the 2009 Plan does not provide for a maximum number of Common Shares that may be issued to one participant.

Option Exercise Prices Are at or Above Market Price on Date of Grant	Exercise prices were determined at the time of grant, but could not be less than the closing price of a Common Share on the NYSE on the trading day immediately prior to the date of grant.
3-Year Option Vesting; 7-Year Option Life	Time-vested options granted under the 2009 Plan vest in equal proportions on each of the first three anniversaries of the grant date, unless otherwise determined by the TOCC. Subject to accelerated expiry of time-vested options in certain circumstances, options granted under the 2009 Plan expire seven years after grant, unless otherwise determined by the TOCC.
Amending the 2009 Plan	The 2009 Plan gives the Board the power to amend the plan, except for the following types of amendments, which require shareholder approval:

• increases to the number of shares reserved for issuance under the plan (excluding an equitable increase in connection with certain capital reorganizations);

• a reduction in the exercise price of an option;

• an extension of an option term (excluding certain limited extensions to allow the exercise of options that expire during or within two business days after the end of a trading blackout);

• an increase in the 10% limit on option shares issuable to insiders, as described above under "Limits on Insider Participation"; and

• amendment of the amending provision of the plan.

During 2025, the 2009 Plan was amended to:

1) prohibit any further grants under the plan; and

2) bring certain definitions pertaining to eligibility and retirement into conformance with the 2025 Stock Option Plan.

2009 Option Plan Available on Magna.com

The full text of the 2009 Plan is available on our website (www.magna.com).

2022 Treasury PSU Plan

PSUs settled in shares issued from treasury may be granted under the 2022 Treasury PSU Plan, which was approved by shareholders on May 3, 2022 and is administered by the TOCC.

Eligible Participants Under 2022 Treasury PSU Plan

Current, actively employed employees of Magna or any of Magna's subsidiaries are eligible for grants under the 2022 Treasury PSU Plan. Members of Magna's Board of Directors and independent consultants are <u>not</u> eligible participants. However, if an eligible participant transitions from an employment relationship to a consulting relationship, this change is not treated as a termination for purposes of awards made under the Plan.

Limits on Insider Participation

The maximum number of Common Shares:

- issued to all Magna "insiders" within any one-year period; and
- issuable to all Magna "insiders" at any time,

under the 2022 Treasury PSU Plan, 2009 Plan, 2025 Stock Option Plan and any other "security-based compensation arrangement" (as defined in the TSX Company Manual) shall not exceed 10% of Magna's total issued and outstanding Common Shares. Other than this limit, the 2022 Treasury PSU Plan does not provide for a maximum number of Common Shares that may be issued to one participant.

Vesting Terms

Unless otherwise specified at the time of grant, following completion of the performance period applicable to PSUs granted under the 2022 Treasury PSU Plan will assess Magna's actual performance in relation to the applicable performance goals and determine the number of PSUs that vest.

Performance Period

The TOCC will determine the duration of the PSU performance period applicable to any grant of PSUs, which shall not be less than three years, nor more than seven years.

Plan Amendment

The 2022 Treasury PSU Plan permits the Board to amend the plan, except for the following types of amendments, which require shareholder approval:

- an increase in the number of Common Shares reserved for issuance under the 2022 Treasury PSU Plan, except as a result of a reorganization of Magna's capital;
- an amendment to remove or exceed the 10% limit on insider participation described above under "Limits on Insider Participation";
- an amendment to the definition of "eligible participants" to permit participation by non-employee directors;
- an amendment that permits a PSU grant to be transferred to a person other than a Permitted Assign (as defined in National Instrument 45-106 of the Canadian Securities Administrators), or for normal estate settlement purposes; and
- an amendment to the section of the 2022 Treasury PSU Plan specifying matters requiring shareholder approval, except where such an amendment adds matters to be subject to shareholder approval.

There have been no amendments to the 2022 Treasury PSU Plan since its ratification by shareholders on May 3, 2022.

Treasury PSU Plan Available on Magna.com

The full text of the 2022 Treasury PSU Plan is available on our website (www.magna.com).

Equity Compensation Plan Information

As of December 31, 2025 and the Record Date, equity compensation plans approved by shareholders under which our Common Shares are authorized for issuance are set forth in the table below.

As at:	Common Shares Reserved Under Equity Compensation Plan				Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights				Common Shares Remaining Available for Future Issuance Under Equity Compensation Plan				Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	
	Dec. 31, 2025		Record Date		Dec. 31, 2025		Record Date		Dec. 31, 2025		Record Date		Dec. 31, 2025	Record Date
Name of Plan	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)	($)	($)
2025 Incentive Stock Option Plan	9,000,000	3.2	8,957,400	3.2	1,272,168	0.5	1,707,414	0.6	7,727,832	2.8	7,207,386	2.6	37.85	46.49
2022 Treasury PSU Plan	3,000,000	1.1	3,000,000	1.1	1,536,773[1]	0.6	1,536,773[1]	0.6	1,463,227	0.5	1,463,227	0.5	—[2]	—[2]
2009 Incentive Stock Option Plan[3]	4,666,234	1.7	3,102,307	1.1	4,666,234	1.7	3,102,307	1.1	0	0.0	0	0.0	60.28	63.57

Notes:
[1] Represents the maximum number of Magna Common Shares that would be issued if all four performance hurdles of the TFG PSUs have been attained. No Common Shares will be issued if a hurdle is not attained by December 31, 2027. In the event only some hurdles are attained by such date, only the Common Shares associated with such attained hurdles would be issued:

Hurdle / % Increase vs. Baseline Stock Price ($57.07)	Share Price Hurdle ($)	Aggregate Number of Common Shares Associated with Hurdle (#)
1 / +50%	85.61	307,355
2 / +100%	114.14	461,032
3 / +150%	142.68	461,031
4 / +200%	171.28	307,355
Total		1,536,773

[2] Not applicable.
[3] Following the approval of the 2025 Stock Option Plan on May 8, 2025, no further grants are permissible under the 2009 Plan.

Option Burn-Rate, Dilution and Overhang

Taking into account the 1,288,658 options granted in calendar 2025, Magna's burn-rate, option dilution and overhang were as follows as of December 31, 2025:

0.5% Burn-Rate[1] **2.1%** Option Dilution[2] **4.9%** Option Overhang[3]

Notes:
[1] Represents stock options granted in calendar 2025, expressed as a proportion of the number of Magna Common Shares that were outstanding as of December 31, 2025. As at December 31, 2024 and 2023 the Burn Rate was 0.3% and 0.3%, respectively.
[2] Represents all stock options previously granted under the 2025 Stock Option Plan and under the 2009 Option Plan but not exercised as of December 31, 2025, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.
[3] Represents all stock options available for grant and all stock options previously granted under both the 2025 Stock Option Plan and the 2009 Plan but not exercised as of December 31, 2025, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.

Treasury PSU Plan Burn-Rate, Dilution and Overhang

Magna's Treasury PSU burn-rate, dilution and overhang were as follows as of December 31, 2025:

0%
Burn-Rate[1]

0.6%
Dilution[2]

1.1%
Overhang[3]

Notes:
[1] No TFG PSUs were granted in calendar 2025.
[2] Represents all Treasury PSUs granted but not vested as of December 31, 2025, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.
[3] Represents all Treasury PSUs available for grant and all Treasury PSUs granted but not vested as of December 31, 2025, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.

Outstanding Option and Share-Based Awards

Outstanding option-based awards for each of our Named Executive Officers as of December 31, 2025 are set forth in the table below.

	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options[1] (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yy)	Value of Unexercised In-The-Money Options[2] ($)	Number of Share-Based Awards That Have Not Vested[3] (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Seetarama S. Kotagiri	71,367	54.44	02/24/26	—	956,287	50,970,097	NIL
	138,700	51.55	02/23/27	243,000			
	172,931	83.27	02/21/28	—			
	190,614	75.71	02/13/29	—			
	231,579	56.12	03/01/30	—			
	321,873	54.69	02/22/31	—			
	486,258	37.85	02/17/32	7,513,000			
Total	1,613,322	—	—	7,756,000			
Philip D. Fracassa	—	—	—	—	118,000	6,295,000	NIL
Total	—	—	—	—			
John H. Farrell	9,315	54.44	02/24/26	—	208,000	11,099,000	NIL
	31,523	51.55	02/23/27	55,000			
	19,515	83.27	02/21/28	—			
	51,797	75.71	02/13/29	—			
	37,895	56.12	03/01/30	—			
	87,783	54.69	02/22/31	—			
	131,924	37.85	02/17/32	2,038,000			
Total	369,752	—	—	2,093,000			
Eric J. Wilds	13,758	54.44	02/24/26	—	189,000	10,057,000	NIL
	38,797	51.55	02/23/27	68,000			
	30,023	83.27	02/21/28	—			
	25,899	75.71	02/13/29	—			
	33,684	56.12	03/01/30	—			
	67,593	54.69	02/22/31	—			
	104,017	37.85	02/17/32	1,607,000			
Total	313,771	—	—	1,675,000			

		Option-Based Awards			Share-Based Awards		
	Number of Securities Underlying Unexercised Options[1] (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yy)	Value of Unexercised In-The-Money Options[2] ($)	Number of Share-Based Awards That Have Not Vested[3] (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Tom Rucker	7,309	54.44	02/24/26	—	181,000	9,641,000	NIL
	23,278	51.55	02/23/27	41,000			
	8,406	83.27	02/21/28	—			
	11,654	75.71	02/13/29	—			
	33,684	56.12	03/01/30	—			
	58,815	54.69	02/22/31	—			
	91,332	37.85	02/17/32	1,411,000			
Total	234,478	—	—	1,452,000			
Patrick W.D. McCann	8,598	54.44	02/24/26	—	197,000	10,490,000	NIL
	8,598	54.44	05/12/26	—			
	11,639	51.55	02/23/27	20,000			
	7,205	83.27	02/21/28	—			
	25,899	75.71	02/13/29	—			
	33,684	56.12	03/01/30	—			
	77,249	54.69	02/22/31	—			
	116,702	37.85	02/17/32	1,803,000			
Total	289,574	—	—	1,823,000			

Notes:

[1] Includes both vested and unvested options.

[2] Determined using the closing price of Magna Common Shares on the NYSE on December 31, 2025. Value shown reflects in-the-money value of all options, whether or not exercisable as of December 31, 2025.

[3] Represents the target number of ROIC PSUs and rTSR PSUs, together with the number of TFG PSUs granted on a special, non-recurring basis in September 2022, except for Mr. Fracassa whose amount reflects RSUs.

Incentive Plan Awards — Value Vested During the Year

The values of option-based and share-based awards that vested, and non-equity incentive plan compensation earned, during the year ended December 31, 2025, are set forth below.

Name	Option-Based Awards — Value Vested During the Year[1] ($)	Share-Based Awards — Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year[3] ($)
Seetarama S. Kotagiri	NIL	2,166,000	6,737,000
Philip D. Fracassa	NIL	94,000	826,000
John H. Farrell	NIL	484,000	2,253,000
Eric J. Wilds	NIL	295,000	1,828,000
Tom Rucker	NIL	254,000	1,545,000
Patrick W.D. McCann	NIL	295,000	2,112,000

Notes:

[1] Represents the vesting date value of previously granted stock options that vested during 2025 and assumes that any such options that were in-the-money were exercised on the vesting date.

[2] Represents:

  a. the vesting date value of all 2022 PSU awards together with dividends thereon, as of February 13, 2025 for all NEOs other than Mr. Fracassa; and

  b. dividends on previously granted RSUs for Mr. Fracassa.

[3] Represents the aggregate value of the STIs paid in cash in respect of 2025.

2022 PSU Awards — Performance and Payout in 2025

The 2022 Adjusted ROIC PSUs and rTSR PSUs, which covered a performance period from January 1, 2022 to December 31, 2024, vested on February 13, 2025, following review by the TOCC and Board approval of the payouts.

The 2022 Adjusted ROIC PSU payout was at the 93% level on a payout scale of 0% to 200%, as follows:

	2022	2023	2024
Adjusted ROIC Performance	11.6%	14.2%	14.0%
Payout Level	79%	100%	100%
3-yr Avg. Payout		**93%**	

The 2022 rTSR PSU payout was at the 30% level on a payout scale of 0% to 200%, based on a TSR rank of tenth out of 14, which placed Magna at the 31st percentile of the rTSR peer group, as follows:

rTSR Peer	TSR (%)	Rank	rTSR Peer	TSR (%)	Rank
S&P 500	34	1	Linamar	-24	8
Autoliv	4	2	American Axle Mfg. Holdings	-32	9
Gentex	-9	3	**Magna**	**-38**	**10**
BorgWarner Inc.	-11	4	Dana Incorporated	-40	11
Visteon	-17	5	Lear Corporation	-42	12
Martinrea International Inc.	-18	6	Continental/Forvia/Valeo	-58	13
Fiat/Ford/GM	-23	7	Adient plc	-60	14

As a result of the foregoing, the number of 2022 Adjusted ROIC PSUs and 2022 rTSR PSUs realized by each NEO effective February 13, 2025, was as follows:

Name	Adj. ROIC PSUs At Target (#)	Adj. ROIC PSUs Realized (#)	rTSR PSUs At Target (#)	rTSR PSUs Realized (#)
Seetarama S. Kotagiri	44,997	41,847	22,499	6,749
Philip D. Fracassa	NIL	NIL	NIL	NIL
John H. Farrell[1]	8,254	4,127	NIL	NIL
Eric J. Wilds	6,114	5,686	3,057	917
Tom Rucker[1]	3,057	2,629	NIL	NIL
Patrick W.D. McCann	6,114	5,686	3,057	917

Note:
[1] Based on their former roles in 2022, instead of rTSR PSUs, Mr. Farrell and Mr. Rucker had been granted Business Achievement ("BA") PSUs tied to the performance of the reporting segments which they oversaw at the time. In 2025, Mr. Farrell realized 6,726 BA PSUs and Mr. Rucker realized 3,057 BA PSUs.

Corporate Governance

In this Section

Corporate Governance at Magna

Magna believes that strong corporate governance practices are essential to fostering stakeholder trust and confidence, management accountability and long-term shareholder value. This commitment to sound and effective governance starts with a diverse, experienced and highly skilled Board that:

- is informed, active and engaged;

- functions independently of Management;

- embraces evaluation and continuous development;

- values transparency and is accountable to stakeholders; and

- fosters a culture of integrity and ethical conduct.

The manner in which these important characteristics support the Board in fulfilling its stewardship role is detailed in this section. Details about our Nominees for election at the Meeting, including their biographies, skills and experience, tenure and compensation, can be found in the "Business of the Meeting — Election of Directors" section of this Circular.

Our approach to corporate governance is set forth in our Board Charter, which is available on our website (www.magna.com) and has been filed on SEDAR+ (www.sedarplus.ca). The Board Charter is reviewed at least annually and updated as needed to reflect evolving best practices in corporate governance.

Corporate Governance Overview

• Active Board engagement in, and approval of strategy	• Diverse Nominee skills, expertise and backgrounds
• Strong oversight of management succession planning	• Board Diversity Policy with gender parity target
• Environmental, Social and Governance (ESG) oversight	• Director tenure limit
• Active shareholder engagement	• Limitation on director interlocks
• Advance Notice By-Law	• Independent Board Chair
• Annual director election; no slate ballots	• 100% Independent Directors on all Board committees
• Annual Say on Pay vote	• Independent Directors meet without Management
• Mandatory deferral of director fees	• Rigorous annual Board/Director effectiveness evaluation
• Equity maintenance requirement for directors	• Director orientation and continuing education
• Trading blackouts and anti-hedging restrictions	• Controls against overboarding
• Commitment to culture of ethics and compliance	• Majority voting policy; prompt disclosure of vote results

Governance Environment

Regulation

Magna's Common Shares are listed on the TSX (stock symbol: MG) and the NYSE (stock symbol: MGA). In addition to being subject to regulation by these stock exchanges, we are subject to securities and corporate governance regulation by the Canadian Securities Administrators ("CSA"), including the Ontario Securities Commission, which is Magna's primary securities regulator. Magna is also regulated by the United States Securities and Exchange Commission ("SEC") as a "foreign private issuer".

We meet or exceed all of the guidelines established by the CSA in National Policy 58-201 — Corporate Governance Guidelines. Additionally, although we are not required to comply with most of NYSE's Corporate Governance Standards, our practices meet or exceed them in all material respects. Any differences between our governance practices and NYSE's Corporate Governance Standards are discussed in the "Statement of Significant Governance Differences (NYSE)" which can be found on our website (www.magna.com).

Best Practices

Magna also monitors the voting policies, corporate governance guidelines and recommended best practices of our largest institutional shareholders, shareholder representative organizations, such as the Canadian Coalition for Good Governance, as well as proxy advisory firms, such as Institutional Shareholder Services and Glass Lewis & Co.

Governance Framework

The diagram below summarizes our governance structure, with key elements described in the sections that follow.



About the Board

Board Size and Term

Our articles of incorporation permit a Board size of between five and fifteen directors, with the exact number to be determined by the Board. Over the last ten years, our Board has ranged between ten and thirteen directors, with an average of around eleven. For 2026, twelve nominees have been put forward for election by shareholders. The Board believes that this is an appropriate number of nominees in light of the scale and complexity of Magna's business and the markets in which we operate, as well as the range of skills needed to effectively oversee the company's strategy and risks, provide strategic guidance and advice to Executive Management, staff Board Committees and address planned director retirements effectively. Each director is elected for a one-year term expiring at our next annual meeting of shareholders.

Minimum Qualifications for Service as a Director of Magna

In addition to the minimum qualifications specified in the OBCA, our Board Charter requires that each director possesses the following attributes:

- personal and professional integrity;
- significant achievement in their field;
- experience and expertise relevant to our business;
- a reputation for sound and mature business judgement;
- the commitment and ability to devote the necessary time and effort in order to conduct their duties effectively; and
- general ability to read and understand financial statements.

Beyond the above minimum qualifications for service, we expect all of our directors to attend all Board and Committee meetings. However, we recognize that scheduling conflicts are unavoidable from time to time, particularly in the case of meetings that are called on short notice. Accordingly, directors are subject to a minimum attendance requirement of 75% for all regularly scheduled Board and Committee meetings, except where an absence is due to a medical or other valid reason.

In order to be able to devote the necessary time and effort to the activities of the Board and its committees, directors serving on the Board may not sit on more than four public company boards (including ours) without the prior approval of the GNSC. A director on our Board who serves as a chief executive officer (or equivalent position) of another public company may not serve on the board of any other public company (other than the company of which they are the chief executive officer) while serving on our Board without the prior approval of the GNSC. Our chief executive officer is allowed to serve on the board of one other public company, and currently serves as an independent director on the board of another public company.

Board Leadership

Our Board is led by an independent Board Chair who is annually selected by the Independent Directors from among themselves. Robert F. MacLellan has served as our independent Chairman since May 2022.

The Board Chair's basic duties include presiding over Board meetings, including *in camera* sessions at each such meeting involving the Independent Directors, overseeing Board Committees and coordinating Board activities with Committee Chairs. Other duties of the Board Chair, as described in the Board Charter, include:

- agenda-setting for Board meetings;
- representing the Board in discussions with third parties;
- representing the Board in discussions with Executive Management;
- generally ensuring that the Board functions independently of Executive Management;
- assisting in recruiting director candidates who have been identified by the GNSC; and

- overseeing the annual evaluation process of the Board and its Committees.

The Board can delegate additional responsibilities to the Board Chair at any time. Any change to the responsibilities listed in the Board Charter must be approved by the Board.

Board Committee Structure

The Board carries out its duties in part through four standing Committees:

- Audit Committee;
- Governance, Nominating and Sustainability Committee;
- Talent Oversight and Compensation Committee; and
- Technology Committee.

Each Independent Director is expected to serve on the Technology Committee and one other standing Committee, but may attend the meetings of any Committee. Committee staffing assignments are made with the aim of best matching the skills and expertise of Independent Directors to the Committee mandates in order to maximize the overall effectiveness of the Board and its Committees.

All of the Board Committees are staffed and chaired by Independent Directors, and operate under Committee Charters, which are available on our website (www.magna.com) and on SEDAR+ (www.sedarplus.ca). Each Committee has prepared a report appearing later in this Circular, summarizing the Committee's mandate and membership, highlighting key accomplishments and identifying major areas of focus.

In addition to the Board's standing Committees, the Board may establish special committees composed entirely of Independent Directors to review and make recommendations on specific matters or transactions. There were no special committees during 2025.

Director Compensation

Compensation for our Independent Directors is structured to attract and retain skilled independent directors and align their interests with the interests of our long-term shareholders. The details of our director compensation structure and 2025 independent director compensation can be found in the "Business of the Meeting — Director Compensation" section of this Circular.

Board Independence

Shareholders are best served by a strong Board which exercises independent judgement, as well as prudent and effective oversight on behalf of shareholders. Assuming all the Nominees listed in this Circular are elected with a majority of votes, eleven out of twelve, or 92%, of the directors on our Board will be "independent". This far exceeds the minimum two-thirds independence requirement contained in our Board Charter and recommended by the Canadian Coalition for Good Governance, as well as the recommendation in National Policy 58-201 that a majority of directors be independent.

Definition of Independence

A Magna director is considered to be independent only after the Board has affirmatively determined that the director has no direct or indirect material relationship that could interfere with the exercise of their independent judgement. This approach to determining director independence draws upon the definitions contained in Section 1.4 of National Instrument 52-110 ("NI 52-110") and Section 303A.02 of the NYSE's Corporate Governance Listing Standards, as well as the specific relationships identified in those instruments as precluding a person from being determined to be an independent director.

Audit Committee members are subject to a higher standard of independence than other directors, consistent with Section 1.5 of NI 52-110. Under this standard, a person cannot be considered an independent director for purposes of Audit Committee membership if (among other things) he or she is a partner, member, executive officer, managing director or person in a similar

position at an accounting, consulting, legal, investment banking or financial advisory services firm providing services to Magna (including any subsidiary) for consulting, advisory or other compensatory fees.

In determining whether any candidate for service on the Board is independent, information is typically compiled from a variety of sources, including: written questionnaires completed by directors/candidates; information previously provided to us by directors; our records relating to relationships with accounting, consulting, legal, investment banking or financial advisory services firms, together with information provided to us by such firms; and publicly available information. The GNSC is provided with a summary of all such relationships (whether or not material) known by Magna based on the foregoing sources. Following the GNSC's consideration and assessment of such information, it presents its recommendation to the Board for approval.

Additional Ways in Which Independence is Fostered

Aside from the two-thirds independence requirement, there are other ways in which Board independence is fostered, including:

- separation of the roles of Board Chair and Chief Executive Officer, together with position descriptions defining such roles;
- a requirement that the Chief Executive Officer resign from the Board when they retire from Management;
- the use of *in camera* sessions at every Board and Committee meeting;
- the right of the Board and each Committee to engage independent legal, financial and other advisors at Magna's expense;
- limitations on board interlocks;
- Board and Committee Chairs' authority over meeting agendas and attendees; and
- Independent Directors' right to discuss any matter with any employee or any advisor to the company, as well as any independent advisor retained by the Board or a Committee.

Committee Independence

The Board believes that Committee independence is critical to enabling the Board to exercise prudent and effective oversight. In addition to permitting only Independent Directors to serve on the Audit Committee, GNSC and TOCC, independence is promoted in a number of ways, including the:

- use of *in camera* sessions at every Committee meeting;
- right of each Committee to retain independent advisors at Magna's expense;
- inclusion in each Committee Charter of a position description for the Committee Chair;
- Committee Chairs' authority over meeting agendas and attendees;
- Committee members' right to discuss any matter with any employee or any advisor to the company, as well as any independent advisor retained by the Board or a Committee; and
- right of any Committee member to call a Committee meeting.

Interlocks

Our Board Charter limits the number of boards on which our directors can serve together. There are currently no Board interlocks.

CEO Position Description

A position description has been developed for the Chief Executive Officer to further promote the independence of the Board and to define the limits of the Chief Executive's authority. His basic duties and responsibilities include:

- development of Magna's overall corporate strategy (including product, geographic, customer, merger/acquisition and growth strategies) and capital allocation priorities, in conjunction with the Board of Directors;

- overall direction of Magna's operations and implementation of strategy in conjunction with the senior leadership team;

- formulation or approval of critical corporate policies and programs;

- promotion of Magna's decentralized, entrepreneurial culture, as well as its culture of integrity;

- development of Magna's management reporting structure;

- selection of senior leadership team and oversight of succession planning for critical positions;

- together with the Board, determination of compensation for members of Magna's Executive Management;

- interaction with the Board on behalf of Management; and

- communication with key stakeholders.

Director Conflicts of Interest and Related Party Transactions

Where a director has a conflict of interest regarding any matter before the Board, the conflicted director must declare their interest, depart the portion of the meeting during which the matter is discussed and abstain from voting on the matter. However, the OBCA permits directors to vote on their own compensation for serving as directors.

The GNSC is generally responsible for reviewing and making recommendations to the Board regarding related party transactions. In the case of a related party transaction that is material in value, the unconflicted members of the Board may choose to establish a special committee composed solely of Independent Directors to review and make recommendations to the Board. Related party transactions include those between Magna (including any subsidiary) and a director, officer or person owning more than 10% of our Common Shares. In reviewing and making recommendations regarding related party transactions, the GNSC seeks to ensure that transaction terms reflect those that would typically be negotiated between arm's length parties, any value paid in the transaction represents fair market value and that the transaction is in the best interests of the company. There were no such related party transactions during 2025.

Board's Stewardship Role

The Board is responsible for the overall stewardship of Magna. To this end, the Board: supervises the management of the business and affairs of Magna in accordance with the legal requirements set out in the OBCA, as well as other applicable law; and, jointly with Management, seeks to create long-term shareholder value. The Board's stewardship role, specific responsibilities, compositional requirements and various other matters are set forth in our Board Charter.

Consistent with the standard of care for directors under the OBCA, each director on the Board seeks to act honestly and in good faith with a view to the best interests of the corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The standard of care under Ontario corporate law differs from that of some other common law jurisdictions, by requiring directors to act in the "best interests of the corporation" as opposed to the "best interests of shareholders". This distinction effectively recognizes that while individual shareholders may have conflicting interests, investment intents and investing horizons, the stewards of a corporation must act with a view to the interests of the corporation as a whole. Consistent with case law developed under the OBCA and equivalent federal and provincial corporate statutes in Canada, Magna's Board seeks to consider and balance the impact of its decisions on its affected stakeholders, including shareholders, other security holders and employees.

Primary Board Responsibilities

The Board Charter identifies the following as the Board's primary responsibilities:

- **Corporate Culture and Approach to Corporate Governance:** Magna maintains a unique entrepreneurial corporate culture that we believe has been critical to our past success and expect will be critical to our future success. The Board oversees Magna's culture and overall approach to corporate governance, including by determining the specific policies

and practices that the Board believes to be in the best interests of the company. The Board has delegated to the GNSC the responsibility for making recommendations with respect to corporate governance matters.

- **Oversight of Executive Management:** The Board appoints the Chief Executive Officer, assesses his performance, determines his compensation and provides strategic advice to him and other members of the Executive Management team. Additionally, the Board satisfies itself as to the integrity of each member of Executive Management and the creation by the Executive Management team of a culture of integrity and ethical business conduct throughout the company.

- **Executive Compensation:** The Board oversees our system of executive compensation by structuring incentives aimed at attracting, retaining and motivating skilled executives to responsibly achieve the long-term objectives established through the company's strategic planning process. The Board has delegated to the TOCC the responsibility for making recommendations on executive compensation matters. The CD&A section of this Circular contains a detailed discussion of how the Board and TOCC fulfill their responsibilities related to executive compensation decisions.

- **Succession Planning:** The Board satisfies itself that the company has developed appropriate succession plans identifying potential future candidates for all positions within Executive Management, management of Magna's Operating Groups and other key positions in the company. In fulfilling these responsibilities, the Board aims to satisfy itself that Magna's succession processes:

  - have been structured to enable the Board to promptly address an unplanned succession event involving members of Executive Management;

  - will facilitate seamless transitions of members of Executive Management and Operating Group management, as such managers retire, are promoted to new roles or leave the company; and

  - include robust and effective talent management practices to identify, reward, retain, develop and promote high-performing employees.

The Board receives regular updates on Magna's leadership development and succession planning activities, from our Chief Executive Officer and our Chief People Officer. Additionally, the Board has multiple opportunities each year to meet and engage with key managers and high-performing employees. Overall, the Board is satisfied that Magna has in place appropriate succession plans addressing key positions within the company, including the Chief Executive Officer's, as well as a leadership development system that supports the company's succession planning objectives more generally.

- **Strategic Planning:** The Board oversees the development and implementation of the company's long-term strategy, as well as its near-term (typically three-year) business plan. In fulfilling this responsibility, the Board meets with Executive Management in two or more dedicated sessions each year, during which the Board:

  - assesses strategic priorities in light of automotive industry trends and developments;

  - engages with, and provides advice and guidance to, Executive Management on the company's approach to product portfolio, key customers, geographic footprint, core and emerging technologies, R&D priorities, acquisitions/divestitures, talent management and other areas of strategy;

  - considers consolidated and Operating Group three-year business plans, together with sensitivity analyses of the consolidated business plan;

  - evaluates short-, medium- and long-term risks that could erode the value of the company's businesses and business units, together with Management actions to mitigate such risks;

  - engages in scenario planning to model the impact of events such as potential economic downturns;

  - provides input on capital allocation priorities, as well as capital structure, and approves a capital expenditure budget for the year;

  - approves a three-year consolidated business plan and updated strategic plan; and

– jointly identifies with Executive Management action plans to address at subsequent Board meetings any open questions/issues arising from the business planning/strategy session.

The company's strategy is discussed in the company's Annual Information Form/Annual Report on Form 40-F filed concurrently with this Circular.

- **Capital Allocation:** In approving capital, the Board is focused on ensuring that the company can deliver on the Board-approved, long-term strategic priorities, while still meeting its near-term product and program commitments to customers. Updates regarding changes in capital expenditure needs from the approved budget are presented quarterly, and further Board approval is required where the company's capital expenditures are forecast to exceed the Board-approved amount for that year.

- **Enterprise Risk Management:** The Board satisfies itself as to the existence of effective processes to identify and mitigate (to the extent practicable) Magna's principal business risks. In fulfilling its oversight responsibility, the Board satisfies itself that Management has implemented appropriate strategies to address the strategic and competitive challenges faced by the company over different time horizons, manage day-to-day operational risks, promote legal and regulatory compliance and ethical conduct, safeguard corporate assets and maintain appropriate financial and internal controls designed to protect the integrity of Magna's financial statements. The Board's approach to enterprise risk recognizes that risk and reward are "flip sides of the same coin", but that management decision-making must be infused with both an awareness and understanding of such risks, as well as a clear understanding of the limits of risk that the Board will accept.

The Board maintains risk oversight responsibility for strategic risks and has delegated specific areas of risk oversight to its standing Committees so that the directors on such Committees can bring their particular knowledge and expertise to the risks falling within the Committee's authority. The key risks overseen by the Board and each standing Board Committee are as follows:

Board
• Strategic risks including CEO selection and succession, operations, capital structure, product portfolio, impact of megatrends and changes in technologies, as well as customer-related risks
• AI Governance, including review and oversight of Magna's Global AI Policy covering AI use and development across operations, products and business processes
• Cybersecurity across all Domains (Domain 1 (Enterprise), Domain 2 (Manufacturing) and Domain 3 (Product and Solutions))

Audit Committee	GNSC	Technology Committee	TOCC
• Internal controls and IT general controls	• Corporate governance	• Technology, R&D/ innovation risks	• Executive compensation
• Financial reporting	• Enterprise risk management process		• Talent management
• Disclosure controls	• Board succession planning		• Leadership development and succession planning
• Taxation	• Sustainability, including environmental compliance		• Occupational health and safety compliance
• Material litigation/ regulatory risk			
• Ethics and legal compliance			
• Sustainability-related financial reporting			

Each Committee's risk mandate is described further in the Committee's Charter. Risk oversight areas are revised and/or added from time to time, as applicable, in the course of annual Committee Charter reviews. In particular, early in 2026, the Board oversaw and approved amendments to its Charter and the related Committee Charters to reflect the realignment of all Domains of cybersecurity oversight to the full Board. Moreover, director orientation and education activities related to risk topics are not limited to those in a Committee's Charter.

- **Disclosure:** We have established and maintain policies and procedures designed to ensure that material information disclosed to stakeholders is timely, factual, accurate and in compliance with the applicable regulatory and legal requirements to which Magna is subject. We maintain a disclosure committee comprised of senior management, tasked with reviewing and approving all material information and public regulatory filings prior to such information being made public and/or filed with applicable regulatory agencies. Each Board Committee also reviews the material information relevant to its mandate to be included in regulatory filings prior to consideration and approval by the Board.

- **Shareholder Engagement:** Our Board recognizes that being accessible and engaging in open, regular dialogue with shareholders is a vital element of strong corporate governance. The shareholder engagement activities of the Board are discussed in greater detail later in this Corporate Governance section.

- **Fundamental Corporate Actions:** In addition to identifying the above responsibilities, the Board Charter helps to define the role of the Board with respect to various fundamental actions, such as financial statements, material public disclosure documents, business plans and capital expenditure budgets, material financing documents, major organizational restructurings, material acquisitions and divestitures, as well as major corporate policies. We believe that the identification and definition of Board responsibility for the foregoing items promotes Board independence.

Board Effectiveness

Recruitment and Nomination Process

The GNSC recommends to the Board the nominees for election at each annual meeting of the company's shareholders. In carrying out this function, the GNSC considers factors such as the following in determining potential gaps:

- Magna's most recent strategic plan;

- feedback on director recruitment priorities from the annual board effectiveness evaluation process;

- updated Board skills matrix and succession planning roadmap;

- Board composition, independence, diversity and other factors;

- Board Committee staffing needs and regulatory requirements; and

- advice from the Board's independent search firm.

It then seeks to address any potential gaps through recruitment of one or more additional directors identified with the assistance of a professional search firm. Potential candidates may also be recommended by existing directors, members of Management, external advisors, shareholders or others. The names of candidates identified by any such parties are provided to the search firm retained by the GNSC for its recommendation as to suitability. The GNSC will typically interview a short list of three to five candidates for each Board seat it seeks to fill.

Diversity Policy

Board Diversity

We believe that shareholders benefit from a strong, independent board composed of highly engaged directors who represent a diversity of knowledge, skills, experience, perspectives and backgrounds that will assist the Board in fulfilling its duties. As such, the Board has tasked the GNSC with the responsibility of establishing director recruitment procedures that are aimed at eliciting a diverse range of candidates, without discrimination on the basis of any diversity attributes, including age, gender, cultural background, national origin, religion, physical ability, and sexual or gender orientation.

The Board adopted a Board Diversity Policy aiming for gender parity and has successfully achieved this goal. As of 2025, the three-year gender parity average for the Board was 40% female to 60% male. Consistent with the recommendations of the Canadian Coalition for Good Governance, gender parity is defined as a balance between male and female directors which ranges between 40% and 60% over a rolling three-year time frame. The Board has not adopted specific targets relating to other diversity attributes; however, the Board considers these factors in striving for a composition that is generally reflective of Magna's customers, shareholders and employees, as well as the geographic markets in which it operates.

Currently, the GNSC uses a professional search firm that operates under instruction to elicit a diverse range of candidates, with none excluded on the basis of personal characteristics or attributes unrelated to the individual's ability to carry out their duties as a director. The Board is satisfied that the approach thus far has been effective in achieving a diverse Board over a period of time, as exemplified by the balance of female directors (33% of the Nominees), as well as the proportion of Nominees (25%) self-identifying as members of the LGBTQ+ community or as an underrepresented minority in their home country.

Management Diversity

Diversity within our employee population is also important to us and we strive to create an inclusive work environment throughout the company. We have taken a number of steps in this regard, including: development and implementation of a diversity awareness program; creation of a Global Diversity & Inclusion Council headed by two senior leaders; fostering the establishment of employee resource communities ("ERCs"), including Women's exchange (Wx), Race & Ethnicity (Eg) and Pride (Pr); as well as establishment of strategic partnerships with a broad range of organizations dedicated to raising the profile of women in the automotive industry.

On a global basis, approximately 29% (2024: 29%) of the employees in our wholly owned operations are women. A total of approximately 9,523 (2024: 5,579) employees in our wholly owned operations occupy critical roles with 2,043 (2024: 1,037) of such employees, or 22% (2024: 19%), being women. Underrepresentation of women in our workforce is most pronounced in IT, operations and product engineering career streams, a consistent trend throughout the automotive industry.

Recognizing the importance of improving gender diversity within key technical career streams, many of the organizations we have partnered with promote gender diversity in technical career streams. Our current strategic partnerships include: Automotive Women's Alliance; Build a Dream; Centre for Automotive Diversity, Inclusion & Advancement (CADIA); Catalyst; FIRST Robotics — Girls in STEM; her Career; Institute of Electrical and Electronic Engineers (IEEE); Indspire; Inforum; KnowledgeStart; National Society of Black Engineers; Queen's University Engineering Society; Society of Hispanic Professional Engineers; Society of Women Engineers (SWE); WISE (Women in Science and Engineering) and Women in Manufacturing.

The Board as a whole continues to advocate for improved gender representation and other diversity in leadership and other critical roles, as well as STEM career streams. In addition to their strong advocacy, the female directors of the Board, currently representing more than one-third of our Board of Directors, have also sought opportunities to mentor and share their experiences with the company's high-performing female employees.

Our approach to diversity is described in greater detail in our Sustainability Report.

Term Limits

The GNSC is committed to ensuring that Independent Directors remain active, engaged and effective participants on the Board and that they are able to function independently of Management. Decisions regarding continued service on the Board by an Independent Director are based primarily on the Board's skills needs and the Independent Director's performance, as determined through the Board's annual effectiveness evaluation, which includes peer review components. Subject to the foregoing, an Independent Director may serve for a maximum of twelve years.

Expected director retirement dates of current Independent Directors based on the twelve-year tenure limit are set forth in the table below

Name	Retirement Year
Dr. Indira V. Samarasekera	2026
William A. Ruh	2029
Mary S. Chan	2029
Hon. V. Peter Harder	2029
Robert F. MacLellan	2030
Lisa S. Westlake	2031
Mary Lou Maher	2033
Dr. Thomas Weber	2034
Jan R. Hauser	2034
Jay K. Kunkel	2035
Matthew Tsien	2035
Peter Sklar	2037

Annual Board Effectiveness Assessment

Magna maintains an annual Board effectiveness assessment process which aims to assist in the identification of short- and long-term Board priorities, as well as the assessment of the overall functioning of the Board, its Committees and individual directors. The effectiveness assessment, which is overseen by the GNSC, typically consists of the following components:



Board Effectiveness Questionnaire	Individual Interviews		Feedback	Implementation of Changes
■ Detailed questionnaire completed by each director, which includes self-assessment and peer review components	■ Confidential one-on-one interviews of each director by the GNSC Chair and an external facilitator to follow-up on comments made in the questionnaires, elicit any other feedback and communicate to each director general feedback from the peer review questions in the questionnaire	■ Confidential one-on-one discussions with each director by the external facilitator, to elicit feedback regarding the Board Chair's performance, as well as any other feedback which a director may prefer to communicate anonymously	■ Following completion of the questionnaire and interview components, the GNSC Chair and the external facilitator debrief the Board Chair and review overall findings with the GNSC. Such findings and the GNSC's recommendations are then presented to and discussed with the Board	■ GNSC Chair, Board Chair and the Chief Executive Officer agree on an action plan to address the feedback and implement the Board's recommendations. Progress is monitored throughout the year with oversight by the GNSC.

Director Orientation and Education

We are committed to ensuring that Independent Directors are provided with a comprehensive orientation aimed at providing them with a solid understanding of a broad range of topics, including:

- our business, operations and investments;
- consolidated and Operating Group strategic and business plans;
- trends and risks impacting the automotive industry;
- our capital structure;
- key enterprise risks and risk mitigation policies and practices;
- cybersecurity risks and risk mitigation;
- our system of internal controls;
- our internal audit program;
- the external auditors' audit approach and areas of emphasis;
- our human resources policies and practices, including talent management, diversity and inclusion, as well as succession planning;
- our approach to sustainability and environmental and health/safety policies and practices;
- our Code of Conduct & Ethics, as well as our legal compliance program;
- our system of corporate governance;
- fiduciary duties and legal responsibilities applicable to directors of an Ontario corporation; and
- other matters.

We also aim to provide all directors with continuing education to assist them in furthering their understanding of our business and operations and the automotive industry, as well as emerging trends and issues, including in such areas as:

- corporate governance;
- trends and technologies relevant to our operations, products and customers;
- significant risks and risk management mitigation processes;

- approach to talent management;

- executive compensation;

- ethics and compliance;

- mergers and acquisitions; and

- legal/regulatory matters.

Board and Committee education topics during 2025 are set forth in the table below.

Topic	Presenter	Attended By
Global Macroeconomic Update	External	Full Board
Important Trends in Automotive	External	Full Board
AI and Gen AI: Current and Future Impacts on the Industry	External	Full Board
Cybersecurity Update and Table Top Exercise	External	Full Board
HR Strategy	Management	Full Board
IR/Investor Communication Update	Management	Full Board
Magna and OEM Plant Tours — USA and China	External/Management	Full Board
Executive Succession Planning	Management	Full Board & TOCC
Canadian Modern Slavery Reporting	Management	Full Board & GNSC
Face to Face: Top Talent Employee Engagement	Management	Full Board
EOS/ Employee Engagement	Management	TOCC
Leadership Development	Management	TOCC
Cybersecurity & IT	Management	Audit Committee
Ethics & Legal Compliance	Management	Audit Committee
Finance Transformation Update	Management	Audit Committee
Internal Controls Update	Management	Audit Committee
Tax Update	Management	Audit Committee
Insurance Update	Management	Audit Committee
Treasury Update	Management	Audit Committee
SOX Annual Plan	Management	Audit Committee
ERM Update	Management	GNSC
Review of Corporate Governance Developments	External	GNSC
Recent ESG Developments	Management	GNSC
Supply Chain Reporting	Management	GNSC
ESG Ratings (Supplier and External)	Management	GNSC
Generative Artificial Intelligence Governance	Management	GNSC
Sustainability — Net Zero Update	Management	GNSC
Automation and Smart Factory/Factory of the Future Initiatives	Management	Technology Committee
Powertrain Electrification	Management	Technology Committee
ADAS: Technology & Trends	Management	Technology Committee
Highly Integrated (Automotive) Systems	Management	Technology Committee

Our director education program is developed based on priorities identified by the Board and may include various elements, including: site visits to our facilities; video overviews of manufacturing facilities; guided visits to major auto shows; in-boardroom presentations by members of Management, external advisors or others; third-party led training programs; membership in organizations representing independent directors; and subscriptions to relevant periodicals or other educational resources.

Independent Directors are encouraged to participate in additional director education activities of their choosing, at our expense. We maintain Board memberships to the Institute of Corporate Directors, as well as the National Association of Corporate Directors and encourage Independent Directors to attend conferences, seminars and webinars organized by these or other organizations. Additionally, directors are routinely provided with thought leadership materials on a range of topics from a number of respected external sources, including: investor representative organizations such as the Canadian Coalition for Good Governance; various law, accounting, management consulting and executive compensation firms; automotive industry news sources; and general publications relating to public companies. Further, we regularly distribute media articles relating to Magna and the automotive industry, as well as analyst reports and updates relating to Magna, its competitors and the automotive industry.

Shareholder Democracy and Engagement

Shareholder Democracy

Magna's approach to corporate governance reflects the following basic principles of shareholder democracy:

- **One Share, One Vote:** We have a single class of shares, with each share entitled to one vote.

- **Majority Voting:** Under applicable corporate law, shareholders can only vote "for" or "withhold" their vote for director nominees. A "withhold" vote is an abstention or non-vote instead of a vote against the nominee. As a result, a single "for" vote can result in a nominee being elected, no matter how many votes were withheld. We have adopted a majority voting policy in our Board Charter, under which we treat "withhold" votes as if they were votes against a nominee in the case of an uncontested election (i.e. one in which the number of nominees equals the number of Board positions). A nominee who is legally elected as a director but receives more "withhold" votes than "for" votes must immediately tender a resignation to the Chair of the GNSC.

  Detailed voting results are promptly disclosed in a press release issued after each shareholder meeting, so that shareholders can easily understand the level of support for each nominee, as well as each other item of business at the meeting.

  Unless there are exceptional circumstances, the GNSC and Board must accept the resignation, effective within no more than 90 days after the annual meeting. We will promptly disclose in a press release the determination made by the Board and, in the event they reject a resignation under the majority voting policy, we will disclose the nature of the exceptional circumstances underlying the refusal to accept the resignation.

  Where the GNSC accepts a director's resignation under our majority voting policy, it may recommend and the Independent Directors may accept one of the following three outcomes:

  – leave the resulting vacancy unfilled;

  – fill the vacancy by appointing someone other than the director who resigned; or

  – call a special meeting of shareholders at which a nominee other than the one who resigned will be proposed for election.

- **Advance Notice By-Law:** Shareholders wishing to nominate a candidate for election to our Board at an annual meeting of shareholders or any special meeting where one of the purposes of the meeting is the election of directors, may do so by complying with the advance notice provisions of our corporate By-Law. These provisions, which are intended to provide a fair and transparent process for shareholder nominations set out, among other things that timely written notice of the nomination(s) must be provided by the nominating shareholder to Magna's Corporate Secretary within the timelines, and must include the information, specified in the By-Law. The full text of our By-Law is available on our website (www.magna.com) and filed on SEDAR+ (www.sedarplus.ca).

- **Shareholder Proposals and Communication:** Subject to meeting certain technical requirements, shareholders are entitled under applicable corporate law to put forward proposals to be voted on at a meeting of shareholders. The Board will give serious consideration to the voting results for shareholder proposals, even if they are only advisory in nature.

  Proposals of shareholders intended to be presented at our Annual Meeting of Shareholders to be held in 2027 must be received by us at our principal executive offices on or before March 5, 2027, in order to be included in our 2027 Management Information Circular/Proxy Statement.

- **Corporate Transactions Involving the Issuance of 25% or More of Our Issued and Outstanding Common Shares:** Corporate transactions involving the issuance of a significant proportion of Common Shares may be material and should be approved by shareholders. In the event of a transaction which would involve the issuance of 25% or more of our issued and outstanding Common Shares, we will obtain shareholder approval before proceeding with the transaction.

Shareholder Engagement

We value constructive dialogue with shareholders and potential investors and regularly engage with shareholders and shareholder representative organizations throughout the year to better understand their perspectives regarding Magna. Where possible, we consider the feedback received from such meetings in refining Magna's policies, practices and/or public disclosures.

The Board's shareholder engagement activities are led by Robert F. MacLellan, the Chairman of the Board. Board-led discussions typically relate to matters such as corporate governance and executive compensation. Significant shareholder and investor outreach is also conducted by members of our Executive Management team as part of our regular investor relations activities, as well as by members of our sustainability team as part of our ongoing engagement on ESG topics. Feedback communicated by shareholders and investors to the Executive Management team is shared with the Board on a quarterly basis and the Chairman advises the full Board regarding shareholder engagement activities conducted by him.

The following table provides an overview of the various types of shareholder engagement activities conducted by the Board of Directors and Executive Management, encompassing interactions with existing and prospective shareholders, as well as other stakeholders:

Type of Engagement	Frequency	Who Engages	Who We Engage With, What We Talk About
Earnings conference calls	Quarterly	CEO, CFO and Investor Relations	With the investment community to discuss the company's most recently released financial and operating results.
Bank-sponsored investor conferences	Continuous	Executive Management	With existing and potential institutional shareholders to discuss the company's business and operations. Typically includes a webcasted investor fireside chat with Executive Management and the conference host's sell-side analyst as moderator.
Investor Days	As needed, typically every 2 – 3 years	Executive Management	Presentations on our long-term outlook and strategy as well as new products and innovations. Includes sell-side analysts and institutional investors. Live events include product demonstrations and often a media press conference.
Annual Meeting of Shareholders	Annually	Board of Directors and Executive Management	Holders of our common shares are invited to attend the Annual Meeting of Shareholders and are entitled to vote on the business of the meeting including the annual say-on-pay vote on executive compensation. They also have the opportunity to ask questions relating to the business of the meeting or any other matters from the Board and Executive Management.
News releases	As required	Executive Management	Released to the media throughout the year to disclose material information or newsworthy topics.
Non-deal investor road shows	Continuous	Executive Management	Meetings with existing and potential institutional shareholders to discuss the company's business and operations, answer questions and obtain feedback.
Other Conferences	Continuous	Executive Management	Participate in industry conferences through product demonstrations, press conferences, panel discussions and other speaking engagements. Audience includes investment community, media, industry participants.
Meetings, calls and discussions	Continuous	CEO, CFO and Investor Relations	With existing and potential shareholders as well as sell-side analysts to discuss the company's business and operations, address any shareholder-related concerns and provide public information.
Meetings, calls and discussions	As needed	Board of Directors	With existing shareholders to discuss the company's business and address any shareholder related concerns.

Shareholders wishing to engage with the Board may do so by contacting the Board Chair, any Committee Chair or any other Independent Director through the office of the company's Corporate Secretary, as follows:

> 337 Magna Drive
> Aurora, Ontario
> Canada
> L4G 7K1
> shareholderengagement@magna.com

Ethical Conduct

Code of Conduct

We maintain a Code of Conduct & Ethics (the "Code") that articulates our compliance-oriented expectations and our standards of conduct in a number of specific areas, including:

- Respect for human rights, diversity and inclusion;
- Conducting business with integrity, fairness and respect;
- Complying with all laws and regulations, including anti-bribery, competition, and antitrust laws;
- Lobbying and political contributions;
- Full, accurate, and timely public disclosures, including financial reporting;
- Prohibiting insider trading;
- Environmental responsibility;
- Occupational health and safety;
- Managing conflicts of interest;
- Careful communication and protection of confidential and personal information;
- Compliance with related corporate policies; and
- Reporting suspected violations of the Code and prohibiting retaliation against employees who report such violations in good faith.

The Code is disclosed on the corporate governance section of our website (www.magna.com) and posted on our employee intranet in 27 languages. The Code is administered and overseen by the Audit Committee and applies equally to all of our directors, officers and employees. The Code is reviewed regularly and proposed amendments must be approved by the Board. The requirements of the Code are supplemented by compliance policies covering specific topics, including: bribery and improper payments, gifts and entertainment, anti-retaliation, careful communication, conflicts of interest, antitrust and competition. Any waivers of the Code for directors or executive officers must be approved by the Audit Committee. **No waivers of the Code were requested or granted in 2025.**

Ethics and Legal Compliance Program

We maintain an ethics and legal compliance training program ("ELC Program"), which aims to assist employees in understanding the values, standards and principles underlying the Code, as well as the application of such values, standards and principles to real-life situations encountered by employees in different roles. Our ELC Program, which is overseen by the Audit Committee, involves specialized compliance training modules which target specific functional audiences and high-risk regions. In addition to providing training on legal compliance and ethics topics generally, these specialized programs are designed to be interactive and incorporate real-life scenarios and exercises.

The global implementation of the Program is supervised by the Magna Compliance Council ("Compliance Council"), a body that includes key corporate officers representing our finance, legal, human resources, operations, internal audit, sales and

marketing, and ethics & compliance functions. The Compliance Council is tasked with, among other things, providing overall direction for the ELC program, approving key initiatives and ensuring that the required elements of the ELC program are being carried out globally by our cross-functional Operating Group Compliance Committees.

Magna Hotline

We maintain a confidential and anonymous whistle-blowing line known as the Magna Hotline, which is overseen by the Audit Committee. Employees and other stakeholders (such as customers and suppliers) may take submissions to the Magna Hotline by phone or online, at any time, in 29 languages. Submissions are received and tracked by an independent third-party service provider. Non HR-related reports to the Hotline are reviewed by Magna's Internal Audit Department, and, when appropriate, an investigation is conducted in accordance with our policy on Internal Ethics Investigations. The Audit Committee receives quarterly presentations from the Vice President, Internal Audit regarding Hotline activity and details of fraud, financial reporting, and other non-HR related reports.

Sustainability at Magna

At Magna we are committed to making a difference through our products and processes, as well as continuing to demonstrate care and concern for our people and the communities in which they live.



PRODUCT
delivering solutions
for a better tomorrow

PROCESS
minimizing our
environmental impact

PEOPLE
benefiting our teams
and communities

Magna was recognized as one of Canada's Most Responsible Companies for 2025 by Newsweek/Statista. The award recognizes select companies from among Canada's 700 largest private and public companies across 13 industries for their commitment to the climate, social welfare and responsible governance.



Magna's Climate Change Commitment

We recognize the reality of climate change and its impact on the planet. As a result, we are focused on doing the right things today so that our corporate interests do not come at the expense of the viability of life for the generations that follow. Although combating climate change requires a collective global response, Magna is determined to play its part in addressing this existential threat to our planet. In 2024, we received approval by the SBTi of Magna's near-term and net-zero emission reduction targets and the verification by SBTi of Magna's net-zero science-based target by 2050.

The details of Magna's net-zero commitment are outlined in our Sustainability Report which forms part of our Annual Information Form.

Approach to Sustainable Value Creation

Overall, our approach to sustainable value creation involves:

- designing, engineering, manufacturing and delivering innovative product solutions for our customers, which achieve shared goals of reduced weight, lower fuel consumption and reduced carbon emissions;

- optimizing and innovating our manufacturing processes for resource and input efficiency, as well as product quality;

- enhancing the energy efficiency of our plants and transitioning our operations to 100% renewable energy by 2030 to achieve our SBT requirement to reduce scope 1 and 2 emissions by 42% from a 2021 baseline;



- engaging our supply chain to reduce Scope 3 emissions 25% by 2030 from a 2021 baseline;

- staying focused on our net-zero commitment to reduce Scope 1, 2 and 3 emissions 90% by 2050 from a 2021 baseline;

- treating our employees fairly and looking out for their health, safety and general well-being;

- serving as a good community partner, particularly in the communities in which our employees live and work; and

- enhancing the sustainability of our supply chain with respect to human rights and working conditions through communication, monitoring, and where necessary, corrective action.

Additional details of our sustainability activities can be found in our Sustainability Report, which aims to provide our stakeholders with a better understanding of how we approach the creation of sustainable, long-term value and our management of sustainability-related risks. The report has been structured to align with Task Force on Climate-Related Disclosures (TCFD) and its replacement standard the International Sustainability Standards Board (ISSB) IFRS S1 and S2 Climate Related Disclosures Standards, the Sustainability Accounting Standards Board's (SASB) Auto Parts accounting standard, where possible; and also includes key disclosures that are aligned with the European Sustainability Reporting Standard (ESRS). This includes, an outline of the results of our ESRS-aligned double materiality assessment, and disclosure of the scenarios utilized to complete qualitative and quantitative climate scenario analysis. While the Sustainability Report may not currently provide stakeholders with all the information sought through the frameworks referenced above; we continue to evolve and enhance our disclosure as our collection and validation of the applicable data improves. While the ISSB and SASB Auto Parts frameworks primarily address climate-related factors, our Sustainability Report aims to go beyond such items to give stakeholders a better understanding of the broad range of environmental, social and governance (ESG) initiatives that define our approach to sustainable value creation.

For convenience, we have repeated below a summary of ISSB, SASB and other metrics appearing in our Sustainability Report. However, we encourage readers to read the full report to gain a full understanding of the ESG factors that define our approach to sustainability.

Magna GHG Emissions (Scopes 1, 2 & 3, Metric Tons (t) CO2e)

Metric	2025	2024	2023	2021 Baseline	CHANGE FROM 2021 BASELINE[3]
Scope 1 Emissions	415,416*	418,963*	424,561*	436,267*	▼4.8%
Scope 2 (Market-Based) Emissions	889,810*	1,158,866*	1,150,656*	1,089,730*	▼18.3%
Scope 3 Emissions	Not available[1]	55,969,512[2]	57,842,606	58,655,441	▼4.6%[4]

Magna GHG Emissions (Scope 3, by Category, Metric Tons (t) CO2e)

Scope 3 Emissions by Category[5]	2024	2023	2021 Baseline	CHANGE FROM 2021 BASELINE[4]
1 Purchased Goods & Services	28,870,543	30,165,695	22,762,020	▲26.8%
2 Capital Goods	577,943	533,363	372,331	▲55.2%
3 Fuel- and Energy-Related Activities	313,898*	319,890*	318,366	▼1.4%
4 Upstream Transportation & Distribution	736,426	959,848	791,049	▼6.9%
5 Waste Generated in Operations	358,930*	318,272*	306,063	▲17.3%
6 Business Travel	42,947	43,955	26,924	▲59.5%
7 Employee Commuting	161,552	136,815	132,015	▲22.4%
8 Upstream Leased Assets	Not relevant to Magna			
9 Downstream Transportation & Distribution	640,569	771,287	910,907	▼6.9%
10 Processing of Sold Products	707,057	759,782	1,047,424	▼32.5%
11 Use of Sold Products	22,830,834	23,160,992	31,362,035	▼27.2%
12 End-of-Life Treatment of Sold Products	591,503	585,007	529,872	▲11.6%
13 Downstream Leased Assets	Not relevant to Magna			
14 Franchises	Not relevant to Magna			
15 Investments	137,310	87,700	96,435	▲42.4%
Total	55,969,512	57,842,606	58,655,441	▼4.6%

* denotes that this metric has been verified by an independent third-party verification firm.

Notes:
1   2025 Scope 3 emissions inventory not available at time of preparation of this Sustainability Report. These emissions will be reported in our annual CDP submission.
2   Our Scope 3 data is based on completed inventories for the applicable year. Our Scope 3 emissions data includes twelve relevant categories. Scope 3 categories 8, 13 and 14 are not relevant to Magna.
3   We have used a 2021 baseline for our emissions reporting in the tables above, in line with our science-based near-term and net-zero targets.
4   2024 Scope 3 emissions compared to 2021 baseline.
5   Improvements in data collection or changes in methodology used to calculate Scope 3 emissions (e.g., availability of primary data to replace secondary data such as industry averages) can result in fluctuations in Scope 3 inventory.

Non-Climate Metrics

TOPIC	METRIC	UNIT OF MEASURE	2025[1]	CHANGE FROM 2019 BASELINE[2]
Energy Management	Aggregate amount of energy consumed	Gigajoules (GJ) MegaWatt hours (MWh)	**19,854,065 GJ / 5,515,018 MWh**	▼13.8%
	% of energy consumed supplied from electrical grid	Percentage (%)	**58.2%**	▲320 bps
	% of energy consumed that is renewable energy	Percentage (%)	**23%**	—
	Energy intensity	MegaWatt hours (MWh) / Sales (USDm)	**133 MWh / USDm**	▼17.9%
	Energy intensity reduction	MegaWatt hours (MWh) / Sales (USDm)	**No Material Change (YoY)**	—
Waste Management	Aggregate amount of waste generated from manufacturing operations	Metric Tons (t)	**1,211,227 t**	—
	% of waste generated that is hazardous	Percentage (%)	**4.6%**	—
	% of waste generated that was recycled	Percentage (%)	**89.7%**	—
	% hazardous waste diverted from landfill	Percentage (%)	**92.4%**	—
	Waste diversion from landfill	Percentage (%)	**Target: ≥95% p.a. Actual: 96.7%**	—
Water Management	Annual water withdrawals	Megalitres (ML)	**6,236 ML***	▼18.2%
	Water reduction	Percentage (%)	**Target: 1.5% p.a. 15% by 2030 (vs. 2019) Actual: 2.7% (YoY)**	
	Annual remediation expenses	Reporting Currency (USD)	**<$1.5m**	No Material Change
	Aggregate remediation balance for known events	Reporting Currency (USD)	**$21.2m**	No Material Change
	Environmental violations > $10,000 USD	Number	**0**	—
	Amount paid as a result of such environmental violations	Reporting Currency (USD)	**0**	—
Health and Safety	Accident frequency rate	1.0 = 1 lost time injury / illness per 100 employees working 40 hours/week, 50 weeks/year	**0.40**	▼61.5%
	Accident severity rate	10.0 = 10 lost work days / 100 employees working 40 hours/week, 50 weeks/year	**8.82**	▼28.6%
Environmental & Health and Safety Certifications	ISO 14001 Certified Divisions	Number	**280[3]**	—
	ISO 50001 Certified Divisions	Number	**26[3]**	—
	ISO 45001 Certified Divisions	Number	**201[3]**	—
Competitive Behaviour	Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	Reporting Currency (USD)	**100,000[4]**	—
Gender Diversity	% of employees who are women[4]	Percentage (%)	**29.4%[5]**	—
	% Women in Critical Positions	Percentage (%)	**21.5%**	—
	% Women on the Board of Magna	Percentage (%)	**38%[6]**	▲ • bps

* denotes that this metric has been verified by an independent third-party verification firm.

Notes:
1. Energy Management, Waste Management, and Health and Safety Data is preliminary.
2. Items indicated by a dash were not tracked in baseline year. We have used a 2019 baseline for other metrics consistent with our previous sustainability reports.
3. Percentage of Magna facilities with the applicable certification is: ISO 14001 (~71%), ISO 50001 (~7%), and ISO 45001 (~51%).
4. In order to avoid the additional expense and disruption of litigation, in July 2025, Magna elected to settle a Canadian class action lawsuit alleging anticompetitive conduct in the market for door latches and closure systems. Magna made no admissions of guilt or wrongdoing through the settlement.
5. Wholly owned operations only.
6. As of March 26, 2026, the percentage of women on the Board is 38% (40% three-year gender parity average as of 2025).

Board Committees and Committee Reports

Committees

This Board currently maintains four standing committees to assist it in carrying out its duties:

- Audit Committee;
- Governance, Nominating and Sustainability Committee;
- Talent Oversight and Compensation Committee; and
- Technology Committee.

The Board has delegated certain responsibilities to each Board committee as described below and further in each committee's charter. All four of our Board committees are comprised entirely of Independent Directors.

The following table outlines the Board committee composition as of the date of this Circular. The GNSC, at least, annually reviews Board committee memberships and recommends to the Board the allocation of Board members for appointment to each of the Board committees based on the needs of the individual committees.

All Committee Charters have been filed on SEDAR+ (www.sedarplus.ca) and are also available in the Leadership & Governance section of Magna's website (www.magna.com).

Director	AC[1]	GNSC	TOCC	TC
Mary S. Chan		●		●
Hon. V. Peter Harder		Chair	●	●
Jan R. Hauser[1]	●			●
Jay K. Kunkel[1]	●			●
Robert F. MacLellan[1] (Board Chair)				●
Mary Lou Maher[1]	Chair			●
William A. Ruh			●	Chair
Dr. Indira V. Samarasekera			Chair	●
Peter Sklar[1]	●			●
Matthew Tsien			●	●
Dr. Thomas Weber		●		●
Lisa S. Westlake[1]			●	●

[1] All members of the Audit Committee, together with Mr. MacLellan and Ms. Westlake, meet the requirements to be considered financial experts.

Committee Reports

A report of each standing Board Committee follows. Each report summarizes the Committee's mandate and principal activities in respect of 2025 and to date in 2026. In addition, a separate TOCC report on compensation and performance can be found on page 34 of this Circular.

   

Report of the Audit Committee

Mary Lou Maher (Chair)
Jan R. Hauser
Jay K. Kunkel
Peter Sklar

Overview

- Comprised of 100% Independent Directors.

- All members are "financially literate" within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

- At each quarterly meeting, the committee
    - met in camera without Management present.
    - met in camera with the external independent auditor.
    - met in camera with internal auditors.

The Audit Committee is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The Audit Committee's primary role is to satisfy itself on behalf of shareholders that the company's financial statements are accurate in all material respects and can be relied upon by shareholders. This necessarily involves diligent oversight of the company's: system of internal controls; finance and accounting policies; internal and external audits; relationship with the independent auditors; financial risk mitigation strategies; and the integrity of its financial reports and disclosures.

Composition

The Audit Committee Charter requires that the committee be composed of between three and five Independent Directors, each of whom is "financially literate" and at least one of whom is a "financial expert", as those terms are defined under applicable law. Audit Committee members cannot serve on the audit committees of more than three boards of public companies in total. The Audit Committee exceeded these requirements throughout 2025.

The only change to the Audit Committee composition during 2025 was the appointment of Peter Sklar to the Audit Committee in connection with his appointment to the Board in February 2025.

In appointing members to the Audit Committee, the Board considers the relevant expertise brought to the Audit Committee by each member, including through the financial leadership and oversight experience gained by each of them in their principal occupations and/or other boards on which they serve.

2025 Accomplishments and Key Areas of Focus

Through the Audit Committee's work during 2025 and the first few months of 2026, the Audit Committee has fulfilled all of the requirements under its Charter, including satisfying itself regarding the integrity of Magna's financial statements and financial reporting. Early in 2026, the Audit Committee also oversaw and approved amendments to its Charter, including: the transfer of Domain 1 and 2 (enterprise and manufacturing) cybersecurity oversight to the full Board in order to align oversight of all three

cybersecurity Domains (enterprise, manufacturing and product) under the Board; and enhancements in the oversight of the company's Ethics and Legal Compliance function.

Specific elements of the Audit Committee's work in respect of 2025 included:

Financial Reporting and Internal Controls

- received presentations from the company's Chief Financial Officer and other members of the Finance Department at each quarterly meeting;
- reviewed significant accounting policies and critical accounting estimates/judgements;
- satisfied itself, on behalf of shareholders, as to:
  - disclosure of and accounting for Goodwill Impairment Assessment — Power & Vision Segment, which was identified as a Critical Audit Matter for the 2025 audit;
  - disclosure controls and procedures, as well as the effectiveness of internal controls over financial reporting; and
- approved and recommended to the Board all quarterly and annual financial statements, MD&A and earnings press releases.

Oversight of Internal Audit

- reviewed and approved the Internal Audit work plan and budget; and
- received quarterly updates regarding the execution of the Internal Audit work plan, as well as Management follow-up on and remediation of items identified by the IAD, including through *in camera* sessions at each quarterly Audit Committee meeting.

External Audit Independence and Effectiveness

- satisfied itself as to Deloitte's continued performance, as well as its independence from Management;
- received reports from Deloitte regarding Deloitte's tailored risk assessment and incremental audit procedures of key areas;
- reviewed and approved Deloitte's integrated audit plan, preliminary and final fees, as well as scope of and fees for additional audit and all non-audit services arising through the year;
- discussed with Deloitte audit, accounting and internal controls matters, as well as all required communications, with Deloitte, including through *in camera* sessions at each quarterly Audit Committee meeting;
- assessed with Deloitte all audit risks identified as significant, as well as Deloitte's audit responses to address such risks;
- reviewed with Deloitte its integrated audit results;
- reviewed and discussed with Deloitte the Critical Audit Matter (Goodwill Impairment Assessment (Power & Vision Segment)) identified for inclusion in Deloitte's report on Magna's 2025 financial statements; and
- continued to monitor the integration of audit quality indicators, as well as audit quality initiatives and developments to promote continuous audit improvement.

Ethics and Compliance

- received an update from Magna's Vice President, Ethics and Chief Compliance Officer regarding the company's Ethics and Legal Compliance ("ELC") Program, and reviewed the ELC Program Charter.

Whistle-Blowing

- reviewed summaries of non-HR matters reported and investigated through Magna's Hotline; and

- satisfied itself that the Hotline provides an effective mechanism for the reporting of fraud and/or breaches of the Code of Conduct and Ethics.

Topical "Deep Dives"

- received presentations and updates with respect to: Magna Powertrain, Complete Vehicle and Magna Exteriors Finance organizations, strategies and priorities; Cybersecurity and IT; Finance Transformation; Sustainability Financial Reporting; Tax, Insurance and Treasury.

Committee Approval of Report

Management is responsible for the preparation and presentation of Magna's consolidated financial statements, the financial reporting process and the development and maintenance of Magna's system of internal controls. The company's external auditor is responsible for performing an independent audit on, and issuing its reports in respect of Magna's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), as well as the effectiveness of Magna's internal control over financial reporting, in accordance with the standards of the PCAOB. The Audit Committee monitors and oversees these processes in accordance with the Audit Committee Charter and applicable law.

Based on these reviews and discussions, including a review of Deloitte's Report on Financial Statements and Report on Internal Controls, the Audit Committee recommended to the Board and the Board approved Magna's consolidated financial statements and MD&A in respect of the fiscal year ended December 31, 2025.

The Audit Committee is satisfied that it has fulfilled the duties and responsibilities assigned to it under its Charter in respect of the year ended December 31, 2025. This report is dated as of March 26, 2026, and is submitted by the Audit Committee.



Report of the Governance, Nominating and Sustainability Committee

Hon. V. Peter Harder (Chair)
Mary S. Chan
Dr. Thomas Weber

Overview

- Comprised of 100% Independent Directors.
- Each committee member had 100% attendance at all meetings.
- At each meeting, the committee met *in camera* without Management present.

The GNSC is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The GNSC assists the Board in fulfilling its oversight responsibilities with respect to corporate governance, Board succession planning, director compensation and sustainability oversight.

Composition

The GNSC Charter requires that the committee be composed of between three and five Independent Directors. The GNSC complied with this requirement in 2025.

In appointing members to the GNSC, the Board considers the relevant expertise brought to the GNSC by each member, including through the leadership, governance and other experience gained by each of them in their principal occupations and/or other boards on which they serve.

There were no changes to the GNSC composition during 2025.

2025 Accomplishments and Key Areas of Focus

During 2025 and the first few months of 2026, the GNSC fulfilled all of the requirements under its Charter, including with respect to Magna's overall system of corporate governance, Board composition, sustainability and other matters. Some of the GNSC's significant activities and accomplishments in these areas included:

Corporate Governance

- reviewed and approved the nominees for election and assessed the director's independence;

- oversaw annual Board, committee and peer effectiveness evaluation;

- received a presentation on Magna's responsible artificial intelligence governance framework; and

- received updates highlighting key corporate governance developments, as well as proxy advisory firms' voting policies.

Board Renewal

- reviewed/assessed updated skills matrices and Board renewal roadmaps;

- oversaw the recruitment of Peter Sklar to the Board and Audit Committee; and

- reviewed Committee Chair succession in connection with Dr. Samarasekera's planned retirement from the Board and TOCC.

Sustainability

- satisfied itself as to the continued effectiveness of Magna's ESG management programs, including progress on its net-zero commitments, as well as development of sustainable materials and supply-chain strategies;

- received presentations on global human rights/supply chain regulatory requirements and Magna's compliance initiatives;

- reviewed and recommended Board approval of the Canadian Modern Slavery Act Report pursuant to the Fighting Against Forced Labour and Child Labour Supply Chains Act (Canada);

- reviewed and recommended Board approval of the 2025 Sustainability Report; and

- oversaw enhancements to Magna's corporate social responsibility framework.

Risk Oversight

- satisfied itself with respect to Magna's approach to enterprise risk management, including risk monitoring and mitigation.

Committee Approval of Report

This report is dated as of March 26, 2026, and is submitted by the GNSC.



Report of the Talent Oversight and Compensation Committee

Dr. Indira V. Samarasekera (Chair)
Hon. V. Peter Harder
William A. Ruh
Matthew Tsien
Lisa S. Westlake

Overview

- Comprised of 100% Independent Directors.
- At each meeting, the committee met *in camera* without Management present.

The TOCC is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The TOCC assists the Board in fulfilling its oversight responsibilities with respect to leadership development, executive succession planning, executive and incentive compensation, employee health and safety as well as talent management.

Composition

The TOCC Charter requires that the committee be composed of between three and five Independent Directors. The TOCC complied with this requirement in 2025.

In appointing members to the TOCC, the Board considers the relevant expertise brought to the TOCC by each member, including through the leadership development and executive succession planning, executive compensation and talent management experience gained by each of them in their principal occupations and/or other boards on which they serve.

The only change to the TOCC composition during 2025 was the appointment of Hon. V. Peter Harder to the committee on May 8, 2025.

2025 Accomplishments and Key Areas of Focus

During 2025 and the first few months of 2026, the TOCC fulfilled all of the requirements under its Charter, including with respect to Magna's overall system of talent management, leadership development and succession planning, executive compensation, employee health and safety (including oversight of the enterprise-level risks associated with each of the foregoing areas), among other matters. Some of the TOCC's significant activities and accomplishments in these areas included:

Talent Management and Development

- monitored succession planning for critical leadership roles;

- received presentations on and satisfied itself with respect to:

    – leadership development programs and initiatives;

    – culture and employee engagement;

    – Magna's approach to investigating Hotline complaints; and

    – the company's pension plans and retirement savings programs.

Executive Compensation

- monitored and projected executive compensation outcomes on a quarterly basis, and approved 2025 target TDC levels, STI and LTI performance targets, STI payouts, as well as 2022 Adjusted ROIC and TSR PSU payouts;

- oversaw a refresh of Magna's executive compensation peer group to better reflect the company's current size, enhance comparability, and increase the weighting of automotive peers;

- received updated benchmarking results for the five most highly compensated roles;

- reviewed and recommended the approval of the 2025 Stock Option Plan together with conforming revisions to the 2009 Option Plan;

- recommended Board approval of the decision items described in the CD&A earlier in this Circular; and

- satisfied itself on behalf of shareholders that there remains an appropriate linkage between pay and performance in Magna's system of executive compensation, as well as a range of incentives which continue to be effective in attracting, motivating and retaining key employees, while appropriately balancing risk and reward.

Employee Health & Safety

- received updates on occupational health and safety incidents, audits and inspections; and

- satisfied itself as to the continued effectiveness of Magna's occupational health/safety management programs, generally.

Committee Approval of Report

This report is dated as of March 26, 2026, and is submitted by the TOCC.



Report of the Technology Committee

William A. Ruh (Chair)
Mary S. Chan
Hon V. Peter Harder
Jan R. Hauser
Jay K. Kunkel
Robert F. MacLellan
Mary Lou Maher
Dr. Indira V. Samarasekera
Peter Sklar
Matthew Tsien
Dr. Thomas Weber
Lisa S. Westlake

Overview

- Comprised of 100% Independent Directors.
- At each meeting, the committee met *in camera* without Management present.

The Technology Committee is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The Technology Committee assists the Board in fulfilling its oversight responsibilities with respect to disruptive and other technological trends and risks, as well as the company's efforts to address them.

Composition

The Technology Committee is a Committee of all the Independent Directors of the Board.

The only change to the Technology Committee composition during 2025 was the appointment of Peter Sklar to the Technology Committee in connection with his appointment to the Board in February 2025.

2025 Accomplishments and Key Areas of Focus

During 2025 and the first few months of 2026, the Technology Committee fulfilled the requirements of its Charter. Early in 2026, the Technology Committee also oversaw and approved amendments to its Charter to transfer Domain 3 (product) cybersecurity oversight to the full Board, in order to align oversight of all three cybersecurity Domains (enterprise, manufacturing and product) under the Board.

Some of the Technology Committee's significant activities and accomplishments in respect of 2025 include:

Technology Trends, Opportunities & Risks

- engaged in "deep dive" reviews of various topics, including:
  – automation and smart factory/factory of the future initiatives;
  – powertrain electrification products and innovations;
  – exteriors product/process innovations;
  – top product group innovations in relation to Magna's strategy; and
  – advanced driver-assistance systems technology and trends.

Research & Development

- reviewed and assessed Magna's top R&D/innovation initiatives in relation to Magna's strategy.

Technology Investments and M&A Strategy

- quarterly reviewed status of Magna's investments in technology start-ups and investment funds, including as to investment rationale, technology, intellectual property key learnings, overall value proposition and investment performance.

Committee Approval of Report

This report is dated as of March 26, 2026, and is submitted by the Technology Committee.

Additional Information

Interests of Management and Other Insiders in Material Transactions	None of Magna's executive officers, directors, nominees for election at the Meeting, or any of their associates or affiliates, had any direct or indirect material interest in any transaction or proposed transaction during 2025 or to date in 2026, which has materially affected or would materially affect Magna or any of its subsidiaries.
Indebtedness of Directors, Executive Officers and Employees	None of Magna's present or former directors or executive officers (including any of their associates) were indebted at any time during 2025 to Magna or its subsidiaries. As at the Record Date, no present nor former employees of Magna or its subsidiaries were indebted to Magna or its subsidiaries.
Directors' and Officers' Insurance	Effective September 1, 2025, Magna renewed its directors' and officers' liability insurance for a one-year renewal period. This insurance provides, among other coverages, coverage of up to $330 million (in the aggregate for all claims made during the policy year) for officers and directors of Magna and its subsidiaries, subject to a self-insured retention of $5.0 million. This policy does not provide coverage for losses arising from the intentional breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant laws and regulations. The aggregate premium payable in respect of the policy year September 1, 2025 to September 1, 2026 for the directors' and officers' liability portion of this insurance policy was $3.0 million.
Contacting the Board	Shareholders wishing to communicate with the Board Chair or any other director may do so through the office of the Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1, or by email **shareholderengagement@magna.com**.
Approval of Circular	The Board has approved the contents and mailing of this Circular.

[signature]

Bassem A. Shakeel

Vice-President, Associate General Counsel and Corporate Secretary

March 26, 2026

Magna files an Annual Information Form with the Ontario Securities Commission and Annual Report on Form 40-F with the U.S. Securities and Exchange Commission. A copy of Magna's most recent Annual Information Form, this Circular and the Annual Report containing Magna's consolidated financial statements and MD&A, will be sent to any person upon request in writing addressed to the Secretary at Magna's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge. Copies of Magna's disclosure documents and additional information relating to Magna may be obtained by accessing the disclosure documents available on the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. Financial information is provided in Magna's comparative consolidated financial statements and MD&A for fiscal 2025. For more information about Magna, visit Magna's website at www.magna.com.

Definitions and Interpretation

Certain Defined Terms

In this document, referred to as this "**Circular**", the terms "**you**" and "**your**" refer to the shareholder, while "**we**", "**us**", "**our**", the "**company**" and "**Magna**" refer to Magna International Inc. and, where applicable, its subsidiaries. In this Circular, a reference to "**fiscal year**" is a reference to the fiscal or financial year from January 1 to December 31 of the year stated.

We also use the following defined terms throughout this Circular:

AC:	the Audit Committee of our Board.
Board:	our Board of Directors.
C$:	Canadian dollars.
Deloitte:	Deloitte LLP
DSUs:	deferred share units.
GNSC:	the Governance, Nominating and Sustainability Committee of our Board.
Independent Directors:	our directors or nominees who have been determined to be independent on the basis described under "Nominees for Election to the Board — Nominee Independence".
NYSE:	The New York Stock Exchange.
OBCA:	the *Business Corporations Act* (Ontario).
TC:	the Technology Committee of our Board.
TOCC:	the Talent Oversight and Compensation Committee of our Board.
TSX:	the Toronto Stock Exchange.

Currency, Exchange Rates and Share Prices:

Dollar amounts in this Circular are stated in U.S. dollars, unless otherwise indicated, and have been rounded to the nearest thousand. In a number of instances in this Circular, information based on our share price has been calculated on the basis of the closing price of our Common Shares on the NYSE.

Reference Date	NYSE Share Price (US$)
December 31, 2025	53.30
March 16, 2026 (Record Date)	56.06

Information Currency:

The information in this Circular is current as of March 26, 2026, unless otherwise stated.

Websites Not Incorporated by Reference:

Information contained on or otherwise accessible through Magna's website and other websites, though referenced herein, does not form part of and is not incorporated by reference into this Circular.

Transfer Agent and Registrar

TSX Trust Company
301-100 Adelaide Street West
Toronto, Ontario M5H 4H1
Telephone: +1 800 387 0825
              or +1 416 682 3860
Fax: +1 416 361 0470
Email: shareholderinquiries@tmx.com

www.tsxtrust.com

Exchange Listings

Common Shares
Toronto Stock Exchange **MG**
New York Stock Exchange **MGA**

Corporate Office

Magna International Inc.
337 Magna Drive,
Aurora, Ontario, Canada L4G 7K1
Telephone: +1 905 726 2462
Fax: +1 905 726 7164

www.magna.com



Magna International Inc.
337 Magna Drive,
Aurora, Ontario
Canada L4G 7K1
Telephone: +1 905 726 2462

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